KOOR INDUSTRIES LTD.

                              FINANCIAL STATEMENTS
                             AS AT DECEMBER 31, 2004

                                   Koor Industries Ltd. (an Israeli Corporation)

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

CONTENTS

                                                                            PAGE

AUDITORS' REPORT                                                               2


FINANCIAL STATEMENTS

Consolidated Balance Sheets                                                    3

Company Balance Sheets                                                         4

Consolidated Statements of Operations                                          5

Company Statements of Operations                                               6

Statement of Shareholders' Equity                                         7 - 10

Consolidated Statements of Cash Flows                                    11 - 16

Company Statements of Cash Flows                                         17 - 18

Notes to the Financial Statements                                       19 - 105

[LOGO] KPMG

    SOMEKH CHAIKIN

    Mail address         Office address               Telephone  972 3 684 8000
    PO Box 609           KPMG Millennium Tower        Fax 972 3 684 8444
    Tel Aviv 61006       17 Ha'arba'a Street
    Israel               Tel Aviv 61070
                         Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (hereinafter - the "Company" or Koor) and the consolidated balance sheets of the Company and its subsidiaries as at December 31, 2004 and 2003, and the related statements of operations, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 12% and 20% of the total consolidated assets as at December 31, 2004 and 2003 respectively, and whose revenues constitute 14%, 19% and 20% of the total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Furthermore, we did not audit the financial statement of certain affiliates, whose company's investments constitute NIS 232,190 thousand and NIS 218,081 thousand, as at December 31, 2004 and 2003, respectively, and its equity in earnings constitute NIS 7,336 thousand for the year ended December 31, 2004 and its equity in losses, NIS 12,875 thousand and NIS 6,748 thousand for the years ended December 31, 2003 and 2002, respectively. The financial statements of those subsidiaries and affiliates were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts included for such subsidiaries and affiliates, is based solely on the said reports of the other auditors.

We conducted our audits in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2(B), the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Somekh Chaikin
Certified Public Accountants (Isr.)

March 29, 2005


Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss cooperative.

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                            DECEMBER 31       DECEMBER 31          (NOTE 2B)
                                                                           ------------   ---------------        DECEMBER 31
                                                                                   2004              2003               2004
                                                                           ------------   ---------------     --------------
                                                                                              ADJUSTED IN
                                                                               REPORTED   TERMS OF NIS OF           REPORTED
                                                                               AMOUNTS*     DECEMBER 2003            AMOUNTS
                                                                           ------------   ---------------     --------------
                                                                                   2004              2003               2004
                                                                           ------------   ---------------     --------------
                                                                 NOTE              NIS THOUSANDS              US $ THOUSANDS
                                                              -------      ------------------------------     --------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                       617,310           593,403            143,294
Short-term deposits and investments                                 4           416,468           366,809             96,673
Trade receivables                                                   5         2,173,599         2,052,461            504,549
Other receivables                                                   6           528,983           452,170            122,791
Inventories and work in progress, net
 of customer advances                                               7         2,294,885         1,885,751            532,703
Assets designated for sale                                                       41,765            42,525              9,695
                                                                           ------------   ---------------     --------------
Total current assets                                                          6,073,010         5,393,119          1,409,705
                                                                           ------------   ---------------     --------------

INVESTMENTS AND LONG-TERM
 RECEIVABLES
Investments in affiliates                                           8         1,375,160           943,764            319,211
Other investments and receivables                                   9           489,031           483,384            113,517
                                                                           ------------   ---------------     --------------
                                                                              1,864,191         1,427,148            432,728
                                                                           ------------   ---------------     --------------

FIXED ASSETS                                                       10         2,852,907         2,928,407            662,235
                                                                           ------------   ---------------     --------------

INTANGIBLE ASSETS DEFERRED TAX ASSETS AND
 DEFERRED EXPENSES                                                 11         2,357,458         2,121,083            547,228
                                                                           ------------    --------------        -----------


                                                                             13,147,566        11,869,757          3,051,896
                                                                           ============    ==============        ===========

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                            DECEMBER 31       DECEMBER 31          (NOTE 2B)
                                                                           ------------   ---------------        DECEMBER 31
                                                                                   2004              2003               2004
                                                                           ------------   ---------------     --------------
                                                                                              ADJUSTED IN
                                                                               REPORTED   TERMS OF NIS OF           REPORTED
                                                                               AMOUNTS*     DECEMBER 2003           AMOUNTS*
                                                                           ------------   ---------------     --------------
                                                                                   2004              2003               2004
                                                                           ------------   ---------------     --------------
                                                                 NOTE              NIS THOUSANDS              US $ THOUSANDS
                                                              -------      ------------------------------     --------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Credit from banks and others                                       12         1,738,456         1,577,402            403,541
Trade payables                                                     13         1,667,455         1,342,783            387,060
Other payables                                                     14         1,369,442         1,270,217            317,884
Customer advances, net of costs incurred on project                 7           211,207           156,441             49,027
                                                                           ------------   ---------------      -------------
Total current liabilities                                                     4,986,560         4,346,843          1,157,512
                                                                           ------------   ---------------      -------------

LONG-TERM LIABILITIES
Net of current maturities:                                         15
Bank loans                                                                    2,208,096         3,006,343            512,557
Other loans                                                                     133,019           113,494             30,877
Convertible debentures of consolidated company                                  646,200                 -            150,000
Customer advances                                                               142,164           194,094             33,000
Deferred taxes                                                    16G           240,468           199,787             55,819
Liability for employee severance benefits, net                     17           197,168           192,002             45,768
                                                                           ------------   ---------------      -------------
Total long-term liabilities                                                   3,567,115         3,705,720            828,021
                                                                           ------------   ---------------      -------------

CONTINGENT LIABILITIES AND COMMITMENTS                             18

CONVERTIBLE DEBENTURES OF CONSOLIDATED COMPANY                                  165,091           340,270             38,322
                                                                           ------------   ---------------      -------------

MINORITY INTEREST                                                             2,552,333         1,736,531            592,464
                                                                           ------------   ---------------      -------------
SHAREHOLDERS' EQUITY                                               20         1,876,467         1,740,393            435,577
                                                                           ------------   ---------------      -------------


                                                                             13,147,566        11,869,757          3,051,896
                                                                           ============   ===============      =============


-----------------------        --------------------------------      -----------------------
Jonathan Kolber                Prof. Gabriela Shalev                 Yuval Yanai
Chief Executive Officer        Member of the Board of Directors      Vice President
                                                                     Chief Financial Officer

March 29, 2005

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

COMPANY BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                            DECEMBER 31       DECEMBER 31          (NOTE 2B)
                                                                           ------------   ---------------        DECEMBER 31
                                                                                   2004              2003               2004
                                                                           ------------   ---------------     --------------
                                                                                              ADJUSTED IN
                                                                               REPORTED   TERMS OF NIS OF           REPORTED
                                                                               AMOUNTS*     DECEMBER 2003           AMOUNTS*
                                                                           ------------   ---------------     --------------
                                                                                   2004              2003               2004
                                                                           ------------   ---------------     --------------
                                                                 NOTE              NIS THOUSANDS              US $ THOUSANDS
                                                              -------      ------------------------------     --------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                        29,665             9,205              6,886
Short-term deposits and investments                                 4           298,641           310,806             69,322
Short-term loans and current maturities
 of loans to investee companies                                                  49,928            16,480             11,590
Receivables:
  Investee companies                                                              9,435            28,650              2,190
  Others                                                            6            84,038            67,774             19,507
Assets designated for sale                                                       41,765            42,525              9,695
                                                                           ------------   ---------------     --------------

Total current assets                                                            513,472           475,440            119,190
                                                                           ------------   ---------------     --------------

INVESTMENTS AND LONG-TERM RECEIVABLES

Investments in investees                                            8         3,601,557         3,453,066            836,016
Other investments and receivables                                   9            33,175            33,177              7,701
                                                                           ------------   ---------------     --------------

                                                                              3,634,732         3,486,243            843,717
                                                                           ------------   ---------------     --------------

FIXED ASSETS, NET                                                  10            22,484            23,323              5,219
                                                                           ------------   ---------------     --------------


                                                                              4,170,688         3,985,006            968,126
                                                                           ============   ===============     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                            DECEMBER 31       DECEMBER 31          (NOTE 2B)
                                                                           ------------   ---------------        DECEMBER 31
                                                                                   2004              2003               2004
                                                                           ------------   ---------------     --------------
                                                                                              ADJUSTED IN
                                                                               REPORTED   TERMS OF NIS OF           REPORTED
                                                                               AMOUNTS*     DECEMBER 2003           AMOUNTS*
                                                                           ------------   ---------------     --------------
                                                                                   2004              2003               2004
                                                                           ------------   ---------------     --------------
                                                                 NOTE              NIS THOUSANDS              US $ THOUSANDS
                                                              -------      ------------------------------     --------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Credit from banks and others                                       12           719,730           588,535            167,068
Trade payables                                                     13               383               503                 89
 Other payables:
 Investee companies                                                              14,311                57              3,322
Others                                                             14            49,132            43,266             11,405
                                                                           ------------   ---------------     --------------
Total current liabilities                                                       783,556           632,361            181,884
                                                                           ------------   ---------------     --------------

LONG-TERM LIABILITIES
Net of current maturities:                                         15
Loans from banks and others                                                   1,505,690         1,610,768            349,510
Liability for employee severance
 benefits, net                                                     17             4,975             1,484              1,155
                                                                           ------------   ---------------     --------------
Total long-term liabilities                                                   1,510,665         1,612,252            350,665
                                                                           ------------   ---------------     --------------

CONTINGENT LIABILITIES AND COMMITMENTS                             18

SHAREHOLDERS' EQUITY                                               20         1,876,467         1,740,393            435,577
                                                                           ------------   ---------------     --------------


                                                                              4,170,688         3,985,006            968,126
                                                                           ============   ===============     ==============


-----------------------        --------------------------------      -----------------------
Jonathan Kolber                Prof. Gabriela Shalev                 Yuval Yanai
Chief Executive Officer        Member of the Board of Directors      Vice President
                                                                     Chief Financial Officer

March 29, 2005

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                              --------------
                                                                      YEAR ENDED DECEMBER 31                      YEAR ENDED
                                                          -----------------------------------------------        DECEMBER 31
                                                                 2004              2003              2002               2004
                                                          -----------     -------------    --------------     --------------
                                                             REPORTED       ADJUSTED IN TERMS OF NIS OF             REPORTED
                                                             AMOUNTS*              DECEMBER 2003                    AMOUNTS*
                                                          -----------     -------------------------------     --------------
                                              NOTE                         NIS THOUSANDS                      US $ THOUSANDS
                                          --------        -----------------------------------------------     --------------
Revenue from sales
 and services                                  23A          9,228,673         7,690,430         7,099,790          2,142,218
Cost of sales and services                     23B          6,287,679         5,392,944         5,315,780          1,459,536
                                                          -----------     -------------    --------------     --------------
Gross profit                                                2,940,994         2,297,486         1,784,010            682,682

Selling and marketing expenses                 23C          1,172,204           940,457           814,777            272,099
General and administrative
 expenses                                      23D            526,004           460,744           489,369            122,100
                                                          -----------     -------------    --------------     --------------
Operating earnings                                          1,242,786           896,285           479,864            288,483
Financing expenses, net                        23E            271,362           228,200           408,437             62,990
                                                          -----------     -------------    --------------     --------------
                                                              971,424           668,085            71,427            225,493
Other income (expenses), net                   23F            (78,759)         (219,721)            5,824            (18,282)
Transfer to statement of income
 of translation differences of
 autonomous investee in voluntary
 liquidation                                    3B                  -                 -          (390,901)                 -
                                                          -----------     -------------    --------------     --------------
Earnings (loss) before income tax                             892,665           448,364          (313,650)           207,211
Income tax                                     16H           (287,100)          (85,372)         (141,179)           (66,643)
                                                          -----------     -------------    --------------     --------------
                                                              605,565           362,992          (454,829)           140,568
Group's equity in the operating
 results of affiliates, net                    23G            (27,687)         (113,823)         (252,091)            (6,427)
                                                          -----------     -------------    --------------     --------------
                                                              577,878           249,169          (706,920)           134,141
Minority interest in consolidated
 company's results, net                                      (432,888)         (202,807)          (60,049)          (100,485)
                                                          -----------     -------------    --------------     --------------

Net earnings (loss) from
 continuing activities                                        144,990            46,362          (766,969)            33,656
                                                          ===========     =============    ==============     ==============

                                                                  NIS               NIS               NIS                US$
                                                          -----------     -------------    --------------     --------------

BASIC AND DILUTED EARNINGS
 (LOSS) PER NIS 1 PAR VALUE
 OF ORDINARY SHARES:                            26              8.851             2.950           (50.547)             2.054
                                                          ===========     =============    ==============     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

COMPANY STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                              --------------
                                                                      YEAR ENDED DECEMBER 31                      YEAR ENDED
                                                          -----------------------------------------------        DECEMBER 31
                                                                 2004              2003              2002               2004
                                                          -----------     -------------    --------------     --------------
                                                             REPORTED       ADJUSTED IN TERMS OF NIS OF             REPORTED
                                                             AMOUNTS*              DECEMBER 2003                    AMOUNTS*
                                                          -----------     -------------------------------     --------------
                                              NOTE                         NIS THOUSANDS                      US $ THOUSANDS
                                          --------        -----------------------------------------------     --------------
INCOME
Management services
 from subsidiaries                                             22,334            25,006            35,573              5,184
Other income                                   23F            234,959             5,691           365,431             54,540
                                                          -----------     -------------    --------------     --------------
Total income                                                  257,293            30,697           401,004             59,724

EXPENSES
General and administrative
 Expenses                                      23D             46,648            41,164            48,136             10,828
Financing, net                                 23E            110,806            35,108           199,808             25,721
                                                          -----------     -------------    --------------     --------------
Total expenses                                                157,454            76,272           247,944             36,549
                                                          -----------     -------------    --------------     --------------

Earnings (loss) before
 income tax                                                    99,839           (45,575)          153,060             23,175
Income tax                                                     18,951            55,667             3,722              4,399
                                                          -----------     -------------    --------------     --------------

Earnings after income tax                                     118,790            10,092           156,782             27,574

Koor's equity in the
 operating results of
 investee companies, net                       23G             26,200            36,270          (923,751)             6,082
                                                          -----------     -------------    --------------     --------------

Net earnings (loss) for the
 year                                                         144,990            46,362          (766,969)            33,656
                                                          ===========     =============    ==============     ==============

                                                                  NIS               NIS               NIS               US$
                                                          -----------     -------------    --------------     --------------

BASIC AND DILUTED  EARNINGS
 (LOSS ) PER NIS 1 PAR VALUE
 OF ORDINARY SHARES :                           26              8.851             2.950           (50.547)             2.054
                                                          ===========     =============    ==============     ==============


* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                                          COMPANY
                                                                                                                      SHARES HELD
                                                                      NUMBER OF                                            BY THE
                                                                       ORDINARY                          CAPITAL      COMPANY AND
                                                                     SHARES (1)    SHARE CAPITAL        RESERVES     SUBSIDIARIES
                                                                   -----------     ------------    ------------    --------------
                                                                              ADJUSTED IN TERMS OF NIS OF DECEMBER 2003
                                                                   --------------------------------------------------------------
                                                                                             NIS THOUSANDS
                                                                   --------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                                        15,168,884          564,515       2,564,099         (272,458)

CHANGES DURING 2002:
Net loss                                                                     -                -               -                -
Exercise of stock options granted to Israeli banks                       4,493               *-               -                -
Cumulative foreign currency translation adjustments, net                     -                -               -                -
Provision for decline in value of autonomous investee (see Note 3A(1))       -                -               -                -
Transfer to statement of income of translation differences of
 autonomous investee in voluntary liquidation (see Note 3B)                  -                -               -                -
                                                                   -----------     ------------    ------------    --------------

Balance as December 31, 2002                                        15,173,377          564,515       2,564,099         (272,458)
                                                                   ===========     ============    ============    ==============

BALANCE AT DECEMBER 31, 2002                                        15,173,377          564,515       2,564,099         (272,458)

CHANGES DURING 2003:
Net earnings                                                                 -                -               -                -
Exercise of stock options granted  to employees                         67,783               *-               -                -
Issuance of "treasury stock" (see Note 20B)                            500,000                -               -          192,137
Cancellation of provision for decline in value of autonomous
 investee (see Note 3A(1))                                                   -                -               -                -
Cumulative foreign currency translation adjustments                          -                -               -                -
                                                                   -----------     ------------    ------------    --------------

Balance at December 31, 2003                                        15,741,160          564,515       2,564,099          (80,321)
                                                                   ===========     ============    ============    ==============

                                                                        CUMULATIVE
                                                                           FOREIGN
                                                                          CURRENCY        RETAINED
                                                                       TRANSLATION        EARNINGS
                                                                       ADJUSTMENTS       (DEFICIT)            TOTAL
                                                                       -----------     -----------     ------------
                                                                         ADJUSTED IN TERMS OF NIS OF DECEMBER 2003
                                                                       --------------------------------------------
                                                                                      NIS THOUSANDS
                                                                       --------------------------------------------
BALANCE AT DECEMBER 31, 2001                                              (418,923)       (241,409)       2,195,824

CHANGES DURING 2002:
Net loss                                                                         -        (766,969)        (766,969)
Exercise of stock options granted to Israeli banks                               -               -                -
Cumulative foreign currency translation adjustments, net                    12,538               -           12,538
Provision for decline in value of autonomous investee (see Note 3A(1))    (105,125)              -         (105,125)
Transfer to statement of income of translation differences of
 autonomous investee in voluntary liquidation (see Note 3B)                390,901               -          390,901
                                                                       -----------     -----------     ------------

Balance as December 31, 2002                                              (120,609)     (1,008,378)       1,727,169
                                                                       ===========     ===========     ============

BALANCE AT DECEMBER 31, 2002                                              (120,609)     (1,008,378)       1,727,169

CHANGES DURING 2003:
Net earnings                                                                     -          46,362           46,362
Exercise of stock options granted  to employees                                  -               -                -
Issuance of "treasury stock" (see Note 20B)                                      -        (149,126)          43,011
Cancellation of provision for decline in value of autonomous
 investee (see Note 3A(1))                                                  73,401               -           73,401
Cumulative foreign currency translation adjustments                       (149,550)              -         (149,550)
                                                                       -----------     -----------     ------------

Balance at December 31, 2003                                              (196,758)     (1,111,142)       1,740,393
                                                                       ===========     ===========     ============


*     Represents an amount lower than NIS 1,000.
(1)   Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

                                                                                                                      COMPANY
                                                                                                                  SHARES HELD
                                                                  NUMBER OF                                            BY THE
                                                                   ORDINARY                          CAPITAL      COMPANY AND
                                                                 SHARES (1)    SHARE CAPITAL        RESERVES     SUBSIDIARIES
                                                                -----------    -------------    ------------     ------------
                                                                           ADJUSTED IN TERMS OF NIS OF DECEMBER 2003
                                                                -------------------------------------------------------------
                                                                                          NIS THOUSANDS
                                                                -------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003                                     15,741,160          564,515       2,564,099          (80,321)

CHANGES DURING 2004:
Net earnings                                                              -                -               -                -
Exercise of stock options granted to employees                       83,025               *-               -                -
Cumulative foreign currency translation adjustments, net                  -                -               -                -
                                                                -----------    -------------    ------------     ------------

BALANCE AS DECEMBER 31, 2004                                     15,824,185          564,515       2,564,099          (80,321)
                                                                ===========    =============    ============     ============

                                                                   CUMULATIVE
                                                                      FOREIGN
                                                                     CURRENCY        RETAINED
                                                                  TRANSLATION        EARNINGS
                                                                  ADJUSTMENTS        (DEFICIT)           TOTAL
                                                                  -----------     -----------       ----------
                                                                     ADJUSTED IN TERMS OF NIS OF DECEMBER 2003
                                                                  --------------------------------------------
                                                                                 NIS THOUSANDS
                                                                  --------------------------------------------
BALANCE AT DECEMBER 31, 2003                                         (196,758)     (1,111,142)       1,740,393

CHANGES DURING 2004:
Net earnings                                                                -         144,990          144,990
Exercise of stock options granted to employees                              -               -                -
Cumulative foreign currency translation adjustments, net               (8,916)              -           (8,916)
                                                                  -----------     -----------       ----------

BALANCE AS DECEMBER 31, 2004                                         (205,674)       (966,152)       1,876,467
                                                                  ===========     ===========       ==========

*     Represents an amount lower than NIS 1,000.
(1)   Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

CONVENIENCE TRANSLATION INTO US DOLLARS (NOTE 2B)

                                                                                  COMPANY    CUMULATIVE
                                                                              SHARES HELD       FOREIGN
                                                                                   BY THE      CURRENCY    RETAINED
                                                                    CAPITAL   COMPANY AND   TRANSLATION    EARNINGS
                                                    SHARE CAPITAL  RESERVES  SUBSIDIARIES   ADJUSTMENTS   (DEFICIT)      TOTAL
                                                    -------------  --------  ------------   -----------   ---------   --------
                                                                                      US$ THOUSANDS
                                                    --------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2003                                131,039   595,194       (18,645)      (45,672)   (257,925)   403,991

CHANGES DURING 2004:
Net earnings                                                    -         -             -                    33,656     33,656
Exercise of stock options granted to employees                 *-         -             -                         -          -
Cumulative foreign currency translation adjustments             -         -             -        (2,070)          -     (2,070)
                                                    -------------  --------  ------------   -----------   ---------   --------

BALANCE AT DECEMBER 31, 2004                              131,039   595,194       (18,645)      (47,742)   (224,269)   435,577
                                                    =============  ========  ============   ===========   =========   ========

*     Represents an amount lower than US$ 1,000
** With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B).
(1)   Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                              --------------
                                                                    YEAR ENDED DECEMBER 31                        YEAR ENDED
                                                         ------------------------------------------------        DECEMBER 31
                                                                 2004              2003              2002               2004
                                                         ------------       -----------       -----------     --------------
                                                             REPORTED        ADJUSTED IN TERMS OF NIS OF            REPORTED
                                                             AMOUNTS*              DECEMBER 2003                    AMOUNTS*
                                                         ------------       -----------------------------     --------------
                                                                           NIS THOUSANDS                      US $ THOUSANDS
                                                         ------------------------------------------------     --------------
CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss) for the year                              144,990            46,362          (766,969)            33,656
Adjustments to reconcile net earnings to net
 cash flows generated by operating activities (A)             745,683           728,413         1,194,420            173,093
                                                         ------------       -----------       -----------     --------------
Net cash inflow generated by operating
 activities                                                   890,673           774,775           427,451            206,749
                                                         ------------       -----------       -----------     --------------

CASH FLOWS GENERATED BY INVESTING ACTIVITIES:
Purchase of fixed assets                                     (232,146)         (193,424)         (260,119)           (53,887)
Investment grants in respect of fixed assets                    6,908             8,482             7,583              1,603
Amounts charged to intangible assets
 and deferred expenses                                       (153,206)         (313,125)         (810,649)           (35,563)
Additional investments in subsidiaries                             -               (600)           (2,802)                 -
Acquisition of subsidiaries (B)                              (299,305)          (14,372)          (92,746)           (69,477)
Investments in affiliates                                    (646,672)           (6,316)          (13,652)          (150,110)
Investments in loans to affiliates                             (1,680)           (1,616)           (1,405)              (390)
Repayment of loans from affiliates and others                      -            226,765                 4                  -
Proceeds from realization of investments
 in formerly consolidated subsidiaries,
 net of cash in those subsidiaries at the
 time they ceased being consolidated (c)                           -            (14,182)                -                  -
Repayment of liability in respect of
 subsidiary in prior years                                    (28,309)                -                 -             (6,571)
Proceeds from realization of activity of
 prior year                                                        -                  -            11,849                  -
Acquisition of minority in subsidiaries                        (4,762)                -                 -             (1,105)
Proceeds from disposal of investments
 in investee companies and others                             636,286           123,742           484,355            147,699
Proceeds from sale of fixed assets and
 intangible assets                                             10,519            30,998           314,396              2,442
Investment in venture capital companies                       (34,928)          (13,580)          (47,025)            (8,108)
Decrease (increase) in other investments, net                  (5,110)            7,465           (58,406)            (1,186)
Decrease (increase) in short-term deposits
 and investments, net                                          (8,673)          426,348           210,804             (2,013)
Proceeds from realization of subsidiary's shares
 that became proportionately consolidated (D)                  38,239                 -                 -              8,876
                                                         ------------       -----------       -----------     --------------
Net cash inflow (outflow) generated by
 investing activities                                        (722,839)          266,585          (257,813)          (167,790)
                                                         ------------       -----------       -----------     --------------

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                              --------------
                                                                    YEAR ENDED DECEMBER 31                        YEAR ENDED
                                                         ------------------------------------------------        DECEMBER 31
                                                                 2004              2003              2002               2004
                                                         ------------       -----------       -----------     --------------
                                                             REPORTED        ADJUSTED IN TERMS OF NIS OF            REPORTED
                                                             AMOUNTS*              DECEMBER 2003                    AMOUNTS*
                                                         ------------       -----------------------------     --------------
                                                                           NIS THOUSANDS                      US $ THOUSANDS
                                                         ------------------------------------------------     --------------
CASH FLOWS GENERATED BY FINANCING ACTIVITIES:
Issuance of equity                                                  -            43,011                 -                  -
Issuance of shares to minority interest in
 subsidiaries                                                  14,617            14,137             2,928              3,393
Dividend paid to minority interest
 in subsidiaries                                             (107,006)          (56,529)          (27,104)           (24,839)
Payment of suppliers credit received
 for the purchase of fixed assets                                   -                 -           (13,014)                 -
Purchase of convertible debentures of
 subsidiary by its subsidiary in the market                         -                 -           (15,137)                 -
Issuance of convertible debentures in subsidiary              665,982                 -           136,210            154,592
Proceeds from principal of long-term
 loans and other long-term liabilities                      1,063,387           949,392         1,551,258            246,840
Repayment of long-term loans, debentures
 and other long-term liabilities                           (1,791,112)       (1,891,766)       (1,875,023)          (415,764)
Increase (decrease) in credit from banks
 and others, net                                               26,063          (268,028)           16,162              6,050
                                                         ------------       -----------       -----------     --------------

Net cash outflow generated by
 financing activities                                        (128,069)       (1,209,783)         (223,720)           (29,728)
                                                         ------------       -----------       -----------     --------------

TRANSLATION DIFFERENCES IN RESPECT OF CASH
 BALANCES OF AUTONOMOUS FOREIGN INVESTEE
 COMPANIES                                                    (15,858)          (28,273)            3,056             (3,681)
                                                         ------------       -----------       -----------     --------------

INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                                   23,907          (196,696)          (51,026)             5,550

BALANCE OF CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                                         593,403           790,099           841,125            137,744
                                                         ------------       -----------       -----------     --------------

BALANCE OF CASH AND CASH EQUIVALENTS
 AT END OF YEAR                                               617,310           593,403           790,099            143,294
                                                         ============       ===========       ===========     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                              --------------
                                                                    YEAR ENDED DECEMBER 31                        YEAR ENDED
                                                         ------------------------------------------------        DECEMBER 31
                                                                 2004              2003              2002               2004
                                                         ------------       -----------       -----------     --------------
                                                             REPORTED        ADJUSTED IN TERMS OF NIS OF            REPORTED
                                                             AMOUNTS*              DECEMBER 2003                    AMOUNTS*
                                                         ------------       -----------------------------     --------------
                                                                           NIS THOUSANDS                      US $ THOUSANDS
                                                         ------------------------------------------------     --------------
A.    ADJUSTMENTS TO RECONCILE NET EARNINGS
      (LOSS) TO CASH FLOWS GENERATED BY
      OPERATING ACTIVITIES:

Income and expenses not involving cash flows:

Minority interest in subsidiaries, net                        432,888           202,807            60,049            100,485
Equity in operating results of affiliates, net                 27,687           113,823           252,091              6,427
Depreciation and amortization                                 463,800           440,856           423,580            107,660
Deferred taxes, net                                            49,647           (45,206)           64,479             11,524
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                             20,619           (49,822)           52,138              4,786
Net capital losses (gains) from realization:
 Fixed assets and intangible assets                            16,091            22,863           (23,079)             3,735
 Investments in formerly consolidated
  subsidiaries                                                      -           (16,428)                 -                 -
 Investments in investee companies                           (227,477)           (4,852)         (342,343)           (52,804)
Translation differences of autonomous
 investee in voluntary liquidation                                  -                 -           390,901                  -
Inflationary erosion (linkage) of principal of
 long-term loans and other liabilities                          8,241           (77,510)           56,490              1,913
Inflationary erosion (linkage) of principal of
 credit from banks and others                                       -           (10,565)          (11,010)                 -
Inflationary erosion of value of investments,
 deposits and loans receivable                                  9,314            32,540           (19,749)             2,162
Impairment in value of assets and investments                  58,144            70,503           143,400             13,497
                                                         ------------       -----------       -----------     --------------

                                                              858,954           679,009         1,046,947            199,385
                                                         ------------       -----------       -----------     --------------

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                              --------------
                                                                    YEAR ENDED DECEMBER 31                        YEAR ENDED
                                                         ------------------------------------------------        DECEMBER 31
                                                                 2004              2003              2002               2004
                                                         ------------       -----------       -----------     --------------
                                                             REPORTED        ADJUSTED IN TERMS OF NIS OF            REPORTED
                                                             AMOUNTS*              DECEMBER 2003                    AMOUNTS*
                                                         ------------       -----------------------------     --------------
                                                                           NIS THOUSANDS                      US $ THOUSANDS
                                                         ------------------------------------------------     --------------
A.   ADJUSTMENTS TO RECONCILE NET
     EARNINGS TO CASH FLOWS GENERATED
     BY OPERATING ACTIVITIES (CONT'D)

Changes in operating asset and liability items:

Decrease (increase) in trade receivables
 and other receivables (after taking into
 account non-current receivables)                             (71,964)         (218,826)          300,164            (16,705)
Decrease (increase) in inventories, projects in
 progress and customer advances (including
 long-term customer advances and deposits)                   (319,645)         (116,927)           52,251            (74,197)
Increase (decrease) in trade payables
 and other payables                                           278,338           385,157          (204,942)            64,610
                                                         ------------       -----------       -----------     --------------

                                                             (113,271)           49,404           147,473            (26,292)
                                                         ------------       -----------       -----------     --------------

                                                              745,683           728,413         1,194,420            173,093
                                                         ============       ===========       ===========     ==============

B. ACQUISITION OF SUBSIDIARIES

Assets and liabilities of the subsidiaries at date of acquisition:

Working capital deficit (surplus),
 excluding cash and cash equivalents                          (34,493)          (12,160)            6,516             (8,007)
Fixed assets and investments, net                            (287,724)           (2,404)          (36,434)           (66,788)
Issuance of shares by investee company                         34,238                 -                 -              7,947
Long-term liabilities                                         187,144               192            10,280             43,441
Contingent liability                                                -                 -            18,516                  -
Goodwill                                                     (198,470)                -           (91,624)           (46,070)
                                                         ------------       -----------       -----------     --------------

                                                             (299,305)          (14,372)          (92,746)           (69,477)
                                                         ============       ===========       ===========     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                              --------------
                                                                    YEAR ENDED DECEMBER 31                        YEAR ENDED
                                                         ------------------------------------------------        DECEMBER 31
                                                                 2004              2003              2002               2004
                                                         ------------       -----------       -----------     --------------
                                                             REPORTED        ADJUSTED IN TERMS OF NIS OF            REPORTED
                                                             AMOUNTS*              DECEMBER 2003                    AMOUNTS*
                                                         ------------       -----------------------------     --------------
                                                                           NIS THOUSANDS                      US $ THOUSANDS
                                                         ------------------------------------------------     --------------
C.    PROCEEDS FROM REALIZATION OF
      INVESTMENTS IN FORMERLY
      CONSOLIDATED SUBSIDIARIES, NET OF CASH
      IN THOSE SUBSIDIARIES AT THE TIME
      THEY CEASED BEING CONSOLIDATED:

Assets and liabilities of the formerly
 consolidated subsidiaries at the time
 they ceased being consolidated:

Working capital deficit, excluding cash
 and cash equivalents                                               -           (47,105)                -                  -
Fixed assets and investments                                        -             8,765                 -                  -
Intangible assets                                                   -            15,440                 -                  -
Long-term liabilities                                               -            (3,463)                -                  -
Investments in affiliated companies, net                            -            12,971                 -                  -
Capital loss on sale of investments in
 subsidiaries                                                       -              (790)                -                  -
                                                         ------------       -----------       -----------     --------------

                                                                    -           (14,182)                -                  -
                                                         ============       ===========       ===========     ==============

D.  PROCEEDS FROM REALIZATION OF SUBSIDIARY'S
    SHARES THAT BECAME PROPORTIONATELY
    CONSOLIDATED
Working capital surplus excluding cash and
 cash equivalents                                              23,057                 -                 -              5,352
Fixed assets                                                   40,851                 -                 -              9,482
Realization proceeds receivable                               (25,544)                -                 -             (5,929)
Capital gain                                                     (125)                -                 -                (29)
                                                         ------------       -----------       -----------     --------------

                                                               38,239                 -                 -              8,876
                                                         ============       ===========       ===========     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                              --------------
                                                                    YEAR ENDED DECEMBER 31                        YEAR ENDED
                                                         ------------------------------------------------        DECEMBER 31
                                                                 2004              2003              2002               2004
                                                         ------------       -----------       -----------     --------------
                                                             REPORTED        ADJUSTED IN TERMS OF NIS OF            REPORTED
                                                             AMOUNTS*              DECEMBER 2003                    AMOUNTS*
                                                         ------------       -----------------------------     --------------
                                                                           NIS THOUSANDS                      US $ THOUSANDS
                                                         ------------------------------------------------     --------------
E. NON-CASH TRANSACTIONS:

Purchase of fixed assets by credit                              9,172            24,514            10,680              2,129
                                                         ============       ===========       ===========     ==============

Purchase of other assets by credit                             28,178             6,639           245,924              6,541
                                                         ============       ===========       ===========     ==============
Proceeds from sale of fixed assets, formerly
 consolidated subsidiaries and realization
 of activities                                                      -            15,145                 -                  -
                                                         ============       ===========       ===========     ==============

Proposed dividend to minority shareholders
 by subsidiaries                                               29,614            15,446                 -              6,874
                                                         ============       ===========       ===========     ==============

Dividend in kind from affiliate company                        33,363                 -                 -              7,744
                                                         ============       ===========       ===========     ==============

Loans converted into shareholders' equity
 of subsidiary                                                 14,042                 -                 -              3,260
                                                         ============       ===========       ===========     ==============

Purchase of fixed and other assets and inventory
 in consideration of issuance subsidiary shares
 to minority                                                        -                 -            28,683                  -
                                                         ============       ===========       ===========     ==============

Contingent liability from consolidated
 subsidiary                                                         -                 -            18,516                  -
                                                         ============       ===========       ===========     ==============

Conversion of investment to loan in an
 affiliates                                                         -               470                 -                  -
                                                         ============       ===========       ===========     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

COMPANY STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                              --------------
                                                                    YEAR ENDED DECEMBER 31                        YEAR ENDED
                                                         ------------------------------------------------        DECEMBER 31
                                                                 2004              2003              2002               2004
                                                         ------------       -----------       -----------     --------------
                                                             REPORTED        ADJUSTED IN TERMS OF NIS OF            REPORTED
                                                             AMOUNTS*              DECEMBER 2003                    AMOUNTS*
                                                         ------------       -----------------------------     --------------
                                                                           NIS THOUSANDS                      US $ THOUSANDS
                                                         ------------------------------------------------     --------------
CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net income (loss) for the year                                144,990            46,362          (766,969)            33,656
Adjustments to reconcile net income to net cash
 flows generated by operating activities (A)                 (136,907)         (163,429)          310,315            (31,780)
                                                         ------------       -----------       -----------     --------------
Net cash outflow generated by operating
 activities                                                     8,083          (117,067)         (456,654)             1,876
                                                         ------------       -----------       -----------     --------------

CASH FLOWS GENERATED BY INVESTING ACTIVITIES:
Investee companies:
  Acquisition of shares                                      (667,779)          (17,488)          (12,007)          (155,009)
  Loans granted\received, capital notes
   and non-current accounts                                    34,950           304,725            18,258              8,113
Purchase of fixed assets                                         (423)             (392)             (108)               (98)
Increase in investments and
 other receivables, net                                             -           (31,428)          (54,106)                 -
Proceeds from sale of fixed assets                                  -                30           272,776                  -
Proceeds from realization of investments
 in investee companies                                        562,177           102,875           454,752            130,496
Investment in short-term deposits and
 investments, net                                              63,412           460,818           197,446             14,719
                                                         ------------       -----------       -----------     --------------
Net cash inflow (outflow) generated by
 investing activities                                          (7,663)          819,140           877,011             (1,779)
                                                         ------------       -----------       -----------     --------------

CASH FLOWS GENERATED BY FINANCING ACTIVITIES:
Equity issuance                                                     -            43,011                 -
Receipt of long-term loans and other
 long-term liabilities                                        637,000           360,213           574,422            147,864
Payments of long-term loans and
 other long-term liabilities                                 (628,703)       (1,107,283)         (883,190)          (145,938)
Credit from banks and others, net                              11,743           (13,600)         (148,154)             2,726
                                                         ------------       -----------       -----------     --------------
Net cash (outflow) inflow generated by
 financing activities                                          20,040          (717,659)         (456,922)             4,652
                                                         ------------       -----------       -----------     --------------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                                   20,460           (15,586)          (36,565)             4,749
BALANCE OF CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                              9,205            24,791            61,356              2,137
                                                         ------------       -----------       -----------     --------------
BALANCE OF CASH AND CASH EQUIVALENTS AT
 END OF YEAR                                                   29,665             9,205            24,791              6,886
                                                         ============       ===========       ===========     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                              --------------
                                                                    YEAR ENDED DECEMBER 31                        YEAR ENDED
                                                         ------------------------------------------------        DECEMBER 31
                                                                 2004              2003              2002               2004
                                                         ------------       -----------       -----------     --------------
                                                             REPORTED        ADJUSTED IN TERMS OF NIS OF            REPORTED
                                                             AMOUNTS*              DECEMBER 2003                    AMOUNTS*
                                                         ------------       -----------------------------     --------------
                                                                           NIS THOUSANDS                      US $ THOUSANDS
                                                         ------------------------------------------------     --------------
(A)  ADJUSTMENTS TO RECONCILE NET EARNINGS
     (LOSSES) TO CASH FLOWS GENERATED BY
     OPERATING ACTIVITIES:

Income and expenses not involving cash flows:
Equity in operating results of investee
 companies in addition, net of dividend
 received therefrom                                            47,879           (17,120)          952,414             11,114
Depreciation and amortization                                   2,022            13,718             2,899                469
Deferred taxes, net                                           (18,580)          (58,903)          (43,798)            (4,313)
Increase (decrease) in liability in respect of
 employee severance benefits, net                               3,491            (6,898)            5,643                810
Net capital losses (gains) from realization:
Fixed assets                                                        -                96           (29,189)                 -
Investment in investee companies                             (213,249)          (11,635)         (336,621)           (49,501)
Increase in value of deposits and other
 erosions, net                                                 (6,623)          (11,260)          (10,880)            (1,537)
Exchange rate differences and erosion of
 long-term loans and other liabilities                          6,077           (24,865)           29,083              1,411
Erosion (linkage) of loans from banks
 and others                                                         -           (10,526)            5,056                  -
Changes in value of investments and assets                          -               673            10,037                  -
                                                         ------------       -----------       -----------     --------------
                                                             (178,983)         (126,720)          584,644            (41,547)
                                                         ------------       -----------       -----------     --------------
Changes in operating assets and liability items:
Increase in current accounts of
 investee companies, net                                       36,543           (43,975)         (270,044)             8,482
Decrease (increase) in receivables                               (213)           42,817           (18,118)               (49)
Increase (decrease) in trade payables
 and other payables                                             5,746           (35,551)           13,833              1,334
                                                         ------------       -----------       -----------     --------------
                                                               42,076           (36,709)         (274,329)             9,767
                                                         ------------       -----------       -----------     --------------

                                                             (136,907)         (163,429)          310,315            (31,780)
                                                         ============       ===========       ===========     ==============
(B) SIGNIFICANT NON-CASH TRANSACTIONS:

Dividend in kind from investee company                              -                 -           244,067                  -
                                                         ============       ===========       ===========     ==============
Proceeds from realization of affiliated
 company in capital note                                            -                 -            27,373                  -
                                                         ============       ===========       ===========     ==============
Loans converted into shareholders' equity
 of subsidiary                                                  6,837                 -                 -              1,587
                                                         ============       ===========       ===========     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

      Koor Industries Ltd. is a holding company, which operates in the fields of telecommunications, defense electronics, agro-chemicals and other chemicals and venture capital investment, through its subsidiaries, proportionately consolidated companies and affiliates (hereinafter - the "Koor Group" or the "Group").

      The Company's shares are traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

      The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel.

      The significant accounting policies, which were applied on a consistent basis, are as follows:

      A.    DEFINITIONS:

      In these financial statements:

      1.    The Company - Koor Industries Ltd. ("Koor" or "the Company").

      2. Subsidiaries - companies, including partnerships, whose statements are fully consolidated, directly or indirectly, with those of the Company.

      3. Proportionately consolidated companies - jointly controlled companies, which are consolidated by the proportionate consolidation method, directly or indirectly, in Koor's consolidated financial statements.

      4. Affiliates - companies in which Koor has voting rights which give it significant influence over the operating and financial policies of these companies, and which are not subsidiaries or proportionately consolidated companies. Such companies are included on the equity basis.

      5. Investees - subsidiaries, proportionately consolidated companies or affiliates.

      6. Other companies - companies, the investment in which does not confer significant influence, which are accounted for by the cost method.

      7. Interested parties - as defined in Paragraph (1) to the definition of "related parties" in Section 1 of the Israeli Securities Law, including related parties as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel ("ICPAI").

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      A.    DEFINITIONS (CONT'D):

      8. Controlling shareholders - as defined in the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder), 1996.

      9. Venture capital fund - as defined in Standard No. 1 of the Israel Accounting Standards Board ("IASB").

      10. Venture capital investments - an investment in a company that meets the following two conditions:

            (a) The company is engaged primarily in research, development or marketing of innovative, high-technology products or processes; and

            (b) At least 90% of the company's financing stems from owners' capital (including shareholder loans and owner-guaranteed credit), with the support of state authorities or research grants.

      11. Consumer Price Index - the Israeli Consumer Price Index (CPI) published by the Central Bureau of Statistics.

      12.   Dollar - U.S. dollar.

      13. Adjusted amount - the historical nominal amount that was adjusted in conformity with the provisions of Opinions 23 and 34 and Opinions 36 and 37.

      14. Reported amount - an amount adjusted to the transition date (December 31, 2003), plus amounts in nominal values that were added after the transition date, minus amounts that were deducted after the transition date.

      15. Adjusted financial reporting - financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50.

      16. Nominal financial reporting - financial reporting based on reported amounts.

      B.    FINANCIAL STATEMENTS IN REPORTED AMOUNTS

      (1) In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuation of Adjustment of Financial Statements". According to this standard, and in accordance with Accounting Standard No. 17 published in December 2002, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will be discontinued, commencing January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The Company is applying the provisions of the Standard and, accordingly, the adjustment was discontinued, as stated, commencing January 1, 2004.

      (2) In the past, the Company prepared its financial statements on the basis of historical cost, adjusted to the Consumer Price Index. The adjusted amounts that were included in the financial statements as at December 31, 2003, served as the starting point for the nominal financial reporting commencing January 1, 2004. Additions made during the period were included in nominal values.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      B.    FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT'D)

      (3) The non-monetary asset amounts do not necessarily represent their realizable or current economic value, but rather the reported amounts of those assets.

      (4) In the financial statements, the term "cost" means cost in reported amount.

      (5) The financial statements of companies classified as autonomous units, are stated based on the changes in the exchange rates of their relevant functional currencies - see 2.D below.

      (6) All comparative data for earlier periods are stated adjusted to the CPI for December 2003.

      C.    REPORTING PRINCIPLES

      (1)   Balance sheets:

            a. Non-monetary items (namely - fixed assets, inventory of projects in progress and investments stated at cost) are stated in reported amounts.

            b. Monetary items are stated in the balance sheet at historical nominal values as at the balance sheet date.

      (2)   Statements of operations:

            a. Revenues and expenses deriving from non-monetary items (such as: depreciation and amortization, changes in inventory, prepaid expenses and income, etc.) or from balance sheet provisions, are derived from the change between the reported amounts in the opening balance and closing balance.

            b. The remaining statement of operations items (such as: sales, purchases, current manufacturing costs, etc.) are stated at nominal values.

      (3)   Statement of changes in shareholders' equity

            A dividend declared in the reporting period is stated at nominal values.


      D.    EFFECTS OF THE CHANGES IN FOREIGN CURRENCY EXCHANGE RATES

      The Company has been applying Accounting Standard No. 13 on "The Effect of Changes in Foreign Currency Exchange Rates" since January 1, 2004. The Standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations for their inclusion in the financial statements of the reporting corporation. The Standard prescribes rules for classifying foreign operations as an autonomous foreign unit or as an integrated unit, based on indications listed in the Standard and the use of judgment, as well as the manner in which the financial statements of autonomous held units are to be translated.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      D.    EFFECTS OF THE CHANGES IN FOREIGN CURRENCY EXCHANGE RATES

      Foreign currency transactions
      -----------------------------

      Transactions denominated in foreign currency are recorded when first recognized at the exchange rate prevailing on the transaction date. Exchange rate differences deriving from the discharge of monetary items, or deriving from the reporting of the Company's financial items at exchange rates that are different than those used for preliminary recording during the period, or from those reported in prior financial statements, will be charged to the statement of operations.

      Foreign operations classified as an autonomous held unit
      --------------------------------------------------------

      For certain investees which are domiciled in Israel, and whose revenues and most of their raw materials and fixed assets are acquired in dollars, and for which the dollar is the major currency in the economic environment in which the companies operate, the dollar constitutes the measurement and reporting currency in their financial statements. This is in accordance with the rules provided in Section 29A of Opinion 36 of the Institute of Certified Public Accountants in Israel.

      The financial statements of investees operating in a foreign country as "an autonomous held unit" of the Group and companies registered in Israel, the measuring and reporting currency of which is foreign currency (dollar) as aforementioned, were translated to Israeli currency as follows:

            (1) The monetary and non-monetary assets and liabilities of an overseas autonomous held unit were translated at the closing rate. The goodwill balance created in the acquisition of the overseas autonomous held unit is treated as an asset of that unit and is translated at the closing rate as of January 1, 2004.

            (2) Income and expense items are translated at the exchange rate prevailing on the transaction date.

            (3) All exchange rate differences created were classified as a separate item in shareholders' equity until the net investment is realized.

      The impairment of an investment in an autonomous held unit overseas does not constitute partial realization. Therefore, no part of the translation differences were charged to the statement of operations when the impairment was recorded.

      The financial statements of investees operating overseas that are an "integrated unit" of the Group, in accordance with the indicators provided in Standard 13 of the Israeli Accounting Standard Board, are translated from foreign currency to Israeli currency - with non-monetary items translated at the historical exchange rate prevailing on the transaction date and monetary items translated at the exchange rate prevailing on the balance sheet date. Statement of operations items are translated at the average exchange rate, except for revenues and expenses related to non-monetary items that were translated at the historical exchange rates at which the related non-monetary items were translated. Differences created from the translation are charged to financing.

      E.    CONSOLIDATION OF FINANCIAL STATEMENTS

            (1) The consolidated financial statements include the financial statements of Koor and of all the companies in which the Company has control. Jointly controlled companies are included in the consolidated financial statements by the proportionate consolidation method.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      E.    CONSOLIDATION OF FINANCIAL STATEMENTS

      (2) For the purpose of the consolidation, the amounts included in the financial statements of the consolidated companies were included after the adjustments necessitated by the application of the uniform accounting principles adopted by the Group.

      (3) The consolidated financial statements include the pro rata share of asset, liability, income and expense items of proportionately consolidated companies, based on the holding percentages in these companies.

      (4) As to the financial statements of subsidiaries that are adjusted according to changes in foreign currency exchange rates - see Note 2.D.

      (5)   a.    The excess cost of an investment over the fair value of its identified assets less the fair value of the identified liabilities (after allocation of the tax deriving from temporary provisions) on acquisition date, is charged to goodwill.

            b. The excess cost allocated to assets and liabilities is charged to the appropriate balance sheet items.

            c. Material intercompany balances and transactions between Group companies were eliminated for consolidation purposes. Likewise, material unrealized income from intercompany sales not yet realized outside the Group were eliminated.

      (6) The Company's shares that were acquired by the Company and subsidiaries are presented as treasury stock.

      (7) When the sale and/or exercise of convertible securities that were issued by investees (including in respect of employee options) is probable, according to the criteria prescribed in Opinions 48 and 53 of the IACPA, and a decline in the shareholding percentage is expected when they are converted or exercised, as a result of which the holder will sustain a loss, an appropriate provision is included in respect of the anticipated loss.

      (8) The Company applies Accounting Standard No. 20 on the "Goodwill Amortization Period". Goodwill is stated in the consolidated balance sheet in "other assets and deferred expenses" and is amortized over its estimated useful life, in a methodical manner. The amortization period represents the best possible estimate of the period in which the Company expects to derive future economic benefit from the goodwill. The amortization period is not to exceed 20 years from the date of initial recognition. Accordingly, the Group companies amortize goodwill mainly over a period of 10 to 20 years.

            The Standard applies to financial statements for periods beginning on or after January 1, 2004. The change in the amortization period of amortization balances as at January 1, 2004 is treated as a prospective change in estimate. These goodwill balances will be amortized methodically over the remainder of the prescribed amortization period.

      F.    USE OF ESTIMATES:

      Preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assessments that influence the reported amounts of assets and liabilities and the disclosure relating to contingent assets and liabilities, as well as the revenues and expenses in the reporting period. It should be clarified that actual results may differ from such estimates.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      G.    CASH AND CASH EQUIVALENTS:

      Cash and cash equivalents include short-term bank deposits and short-term government notes traded in banks, with an original maturity of three months or less and which are not restricted.

      H.    MARKETABLE SECURITIES:

      (1)   Marketable securities
            ---------------------
            Investments in marketable securities held for the short term as a current investment are stated at realization value on the stock market as at the balance sheet date. Investments in marketable securities, which are permanent investments, are stated at cost (debentures - including accrued interest), as long as there has not been a decrease in value, which is not of a temporary nature (see also section (3) below). The changes in the value of the securities are charged in full to the statement of operations.

      (2)   Non-marketable securities
            -------------------------
            Stated at cost (debentures - including accrued interest), which, in management's opinion is not higher than realization value (see also section (3) below).

      (3)   Decrease in value of investments
            --------------------------------
            From time to time, the Company reviews its permanent investments in other companies to identify if there has been a non-temporary decrease in their value. Such a review is carried out where there are indications of the possibility that the value of permanent investments has been impaired, including a drop in stock market prices, the investee's businesses, the industry in which the investee operates and other parameters. The impairment in the value of these investments, which management bases on an evaluation of all the relevant aspects, giving appropriate weight to each and which is not temporary, is changed to the statement of operations.

      I.    ALLOWANCE FOR DOUBTFUL ACCOUNTS:

      The financial statements include allowances for doubtful accounts, which management believes fairly reflect the loss inherent in accounts whose collection is doubtful. Among the factors on which management bases its determination of the appropriateness of the allowances are an assessment of risk, based on information it has on the financial status of the debtors, the volume of their activity and a valuation of the collateral received from them.
      The allowance is determined specifically for accounts whose collection is doubtful.

      J.    INVENTORIES:

      Inventories are included at the lower of cost or market value. Cost is determined as follows:
      Raw materials, auxiliary materials and spare parts - at "moving average" or by the "first-in, first-out" method.
      Finished goods and work-in-process - some on the basis of direct manufacturing costs (including materials, labor and subcontractor costs) plus the related part of indirect manufacturing costs, and some on an average basis (including raw materials, tools, labor) and other direct and indirect expenses. Merchandise at "first-in, first-out" method or by the "moving average".

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      K.    WORK IN PROGRESS:

      Inventory of long-term projects in progress is stated at cost, less the part of cost that has been charged to the statement of operations by the "percentage of completion" method. The cost includes the direct cost of materials, wages, subcontractors, other direct costs and indirect manufacturing costs allocated to the said projects (also see Note 2.5 below).

      Projects in progress and customer advances in respect of long-term contracts include amounts in respect of contracts to be executed over a period exceeding one year.

      Where a loss is anticipated from the project, a provision is made for the entire loss anticipated until completion of the project.

      L.    VENTURE CAPITAL INVESTMENTS:

      The holdings of a venture capital fund in venture capital investments are stated at cost in their reported amounts, net of provisions for decline in value, if a non-temporary decline occurs. Gains from venture capital investments are charged to the statement of operations when the investment is realized.

      M.    INVESTMENTS IN INVESTEES:

      (1) The investments in investees are presented by the equity method. Taken into account when computing the Company's share are losses due to the expected realization of convertible securities issued by investees, if the conversion or exercise of those securities is probable. Taken into account when determining the equity value of the investments in these companies are the amounts as they are included in the companies' financial statements, after the adjustments necessitated by the application of generally accepted accounting principles.

      (2)   Regarding the goodwill amortization policy - see Note 2E(8) above.

      (3)   Regarding the decline in value of investments in investees - see
            Note 2.AD.

            A list of investee companies is presented as an appendix to the financial statements.

      N.    MONETARY BALANCES STATED AT PRESENT VALUE

      Monetary balances - long-term debts and liabilities that are interest free or bear interest at below-market rates, are stated at their present value, computed using the interest rate prevailing in the market on the date created.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      O.    FIXED ASSETS:

      1. The assets are stated at cost, after deduction of related investment grants.

      2. Cost includes interest capitalized during the set-up period, which was calculated using the interest rates applicable to the sources used to finance the investment.

      3. Improvements are charged to the cost of assets and are amortized over the economic life of the asset. Repair and maintenance expenses are charged to the statement of operations as incurred.

      4. Depreciation is computed using the straight-line method, on the basis of the estimated useful lives of the assets.

            The annual depreciation rates used are as follows:

                                                     %
                                                -----------
            Buildings and leasehold rights        1.2-10    (mainly 2%)
            Machinery, equipment and
             installations                         5-20     (mainly 10%)
            Vehicles and forklifts                 10-20    (mainly 15%)
            Office furniture and equipment         6-33     (mainly 6% and 25%)
            Computers and auxiliary equipment      20-33
            Lease hold improvements                 *10

      *     or over the lease period, whichever shorter.

      P.    OTHER ASSETS AND DEFERRED EXPENSES:

      Other assets and deferred expenses are amortized on a straight-line basis over the expected period of benefit therefrom, as follows:

      1. Licensing of products and acquisition of know-how are stated at cost and are mostly amortized over eight years.

      2. Marketing rights are stated at cost and amortized over periods of five to ten years.

      3. Intangible assets in the purchase of products are stated at cost and are mainly amortized over 20 years.

      4.    Deferred expenses - debenture issue costs:
            These costs are amortized by the straight-line method over the life of the debentures - mainly six years.

      5. See Note 2.E(8) regarding goodwill deriving from the acquisition of companies that were consolidated.

      6. Non-compete and confidentiality agreements are mostly amortized over 5 years.

      The amortization period is reevaluated periodically, based on the estimated period of economic benefit.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Q.    CONVERTIBLE SECURITIES:

      1. Debentures, the conversion of which is not probable, are included at their liability value as at the balance sheet date, in accordance with the provisions of Opinion 53 of the ICPAI, and are stated in long term liabilities. Debentures, the conversion of which is probable, are included between the long-term liabilities item and the shareholders' equity item, according to the liability value or the capital value, whichever is the higher.

      2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for loss on a decline in the shareholding percentage in investee companies is included in the item "minority interest" in the consolidated balance sheet, and in the item "investment in investees" in the Company balance sheet.

      R.    DEFERRED TAXES:

      1. Deferred taxes are calculated in respect of temporary differences between the amounts included in the adjusted financial statements and the amount taken into account for tax purposes. Such deferred taxes are allocated for differences related to assets, the consumption or depreciation of which are deductible for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16.G.

      2. Deferred tax balances (asset or liability) are computed at the tax rate expected to be in effect at the time these taxes will be utilized, or when the tax benefit will be realized, based on the tax rates and tax laws legislated or whose legislation is essentially complete by the balance sheet date.
            The deferred taxes amount in the statement of operations expresses the change in these balances during the year.

      3. Taxes that would be imposed in the event of realization of investments in investees, the sale of which is not expected in the foreseeable future, are not included in deferred taxes.

            Deferred taxes were not created for taxes to be imposed on earnings distributed by subsidiaries, as it is the Company's policy not to distribute taxable dividends in the foreseeable future.
            Likewise, tax benefits are not included in respect of temporary differences, the realization of which is doubtful.

      S.    REVENUE RECOGNITION:

      Revenues and costs from work in progress under long-term contracts are recognized in accordance with Accounting Standard No. 4 ("Standard 4") published by the Israel Accounting Standards Board ("IASB"), as follows:

      A. Revenues and costs from work in progress under long-term contracts will be recognized by the "percentage of completion" method, if the following conditions are met: the revenues are known or can be reliably estimated, the collection of revenues is expected, the costs involved in carrying out the project are known or can be reliably estimated, there is no material uncertainty as to the ability to complete the project and to meet the terms of the contract with the customer, and the percentage of completion may be reliably estimated.

            As long as all the conditions listed above are not met, revenue will be recognized at an amount equal to the costs incurred and the recovery of which is expected ("zero margin").

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      S.    REVENUE RECOGNITION: (CONT'D)

      B. Revenues and costs in government contracts, which are based on cost plus a fixed margin ("cost plus"), are reported on the basis of the invoices submitted to the customer (essentially - on an accrual basis).

      C. The percentage of completion is determined based on the cost (actual cost vs. projected total cost) or based on the delivery of products, depending on the nature of the agreement.

      D. For contracts in which a loss is anticipated, a provision is recorded immediately for the full amount of the anticipated loss at the time it is identified by management.

      E. Projected earnings or losses from long-term contracts could change as a result of changes in estimate, between the actual performance and the original estimate. Such changes in estimates are charged to the statement of operations when identified.

      2.    Sale of products and providing services:

            Revenues from sales and services are recognized upon delivery of the products and transfer of the main risks and rewards involved in ownership of the products, or upon performance of the services.
            In special contracts, sales are recognized after the work is performed and acceptance tests are passed, as prescribed in the product supply contract.

      T.    SALE OF TRADE RECEIVABLES:

      See Note 3C(2).

      U.    RESEARCH AND DEVELOPMENT EXPENSES:

      Research and development expenses -
      Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations as incurred. Research and development costs financed by the customer are charged to the cost of projects in progress, and are included in the statement of operations as part of the recognition of results from such projects.

      Research and development in process -
      Costs to acquire in-process research and development which have no alternative future use and which have not reached technological feasibility at the date of acquisition are expensed as incurred.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      V.    PRESENTATION OF TRANSACTIONS BETWEEN THE COMPANY AND THE CONTROLLING
            SHAREHOLDER:

      Transactions between the Company and its controlling shareholder are included in accordance with the Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder), 1996. Accordingly, the difference between the price paid to the controlling shareholder on the sale of an asset and the book value of the asset to the controlling shareholder, is included in the shareholders' equity.
      In addition, the amount of the erosion of an unlinked interest-free loan having no maturity date which was received from the controlling shareholder, and that the parties do not intend to repay, is included in shareholders' equity

      W.    DERIVATIVE FINANCIAL INSTRUMENTS:

      Koor and its subsidiaries enter into different kinds of option contracts and forward trades that are intended to reduce the financial risks (i.e. commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in inter-currency exchange rates, interest rates and changes in the CPI.

      The results of financial derivatives held to hedge assets and liabilities are recorded in the statement of operations concurrently with the recording of the changes in the hedged assets and liabilities. Financial derivatives that are not held for hedging are stated in the balance sheet at fair value. Changes in the fair value are included in the statement of operation in the period they occurred.

      The fair value of derivative financial instruments is determined according to their market values or quotes by financial institutions, and when such do not exist, according to a valuation model.

      X.    EARNINGS (LOSSES) PER SHARE:

      Earnings (losses) per share data are computed in accordance with Opinion 55 of the ICPAI.
      Taken into account in the computation of basic earnings (losses) per share are convertible securities issued by the Company, if their conversion or exercise is probable, based on tests prescribed in the opinion.
      Taken into account in the computation of fully-diluted earnings (losses) per share are convertible securities issued by the Company and its investees, that were not included in the computation of basic earnings (losses) per share, when their conversion or exercise does not increase earnings per share.

      Y.    DIVIDEND DECLARED SUBSEQUENT TO BALANCE SHEET DATE

      In accordance with Accounting Standard No. 7 on "Subsequent Events", the liability related to a dividend proposed or declared subsequent to the balance sheet date is expressed in the accounts only in the period in which it was declared. Likewise, separate expression is given in the statement of changes in shareholders' equity to the dividend amount to be distributed against a reduction in the retained earnings balance.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Z.    SEGMENT REPORTING

      Segment reporting is presented in accordance with Accounting Standard No. 11, which requires the inclusion of information in respect of business and geographical segments, as well as detailed guidelines for identification of the business and geographical segments.

      AA.   ENVIRONMENTAL COSTS

      The current operating and maintenance costs of facilities to prevent environmental pollution and provisions for expected costs related to the rehabilitation of the environment deriving from current or past activities, are charged to the statement of operations. Construction costs of facilities for prevention of environmental pollution, which increase the economic life or efficiency of the facility or reduce or prevent environmental pollution, are charged to the cost of the fixed assets and are depreciated in accordance with the depreciation policies practiced by the Group.

      AB.   IMPAIRMENT OF ASSETS

      The Company applies Accounting Standard No. 15 - Impairment of Assets ("the Standard"), which prescribes procedures that the Company must implement in order to assure that its assets in the consolidated balance sheet (which are subject to the Standard) are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price and the usage value (the present value of the estimated future cash flows expected to derive from the use and realization of the asset).

      The Standard applies to all of the assets in the consolidated balance sheet, except for tax assets, construction contracts and monetary assets (aside from monetary assets that are investments in investees that are not subsidiaries). Likewise, the Standard prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, the Company recognizes an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss so recognized will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, since the date on which the last impairment loss was recognized.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
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NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

AC.   DATA REGARDING THE CPI AND THE DOLLAR EXCHANGE RATE:

                                                        ISRAELI    EXCHANGE RATE
                                                          CPI*     OF ONE DOLLAR
                                                       ----------  -------------
                                                         POINTS         NIS
                                                       ----------  -------------

      FOR THE YEAR ENDED:
      December 2004                                      180.74        4.308
      December 2003                                      178.58        4.379
      December 2002                                      182.01        4.737

                                                           %             %
                                                       ----------  -------------
      CHANGES DURING:
      2004                                                1.2          (1.6)
      2003                                               (1.9)         (7.6)
      2002                                                6.5           7.3

                                                           %
                                                       ----------

      Real rate of increase (decrease) in the CPI
       relative to the exchange rate of the
       dollar during the year:
       2004                                               2.8
       2003                                              (5.7)
       2002                                              (0.8)

      (*) According to the CPI for the month of the balance sheet date 1993 average basis = 100

      Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate published by the Bank of Israel on the balance sheet date.

      Assets and liabilities linked to the CPI are included in the financial statements according to the CPI of the balance sheet month, or the previous month, as relevant.

      AD.   INFLUENCE OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION

      In July 2004, the IASB published Accounting Standard No. 19, "Taxes on Income", which prescribes that a deferred tax liability is to be recognized for all temporary differences that are taxable, except for a limited number of exceptions. Likewise a deferred tax asset is to be recognized for all temporary differences that are deductible, losses for tax purposes and unutilized tax benefits, if it is expected that there will be taxable income against which it will be possible to utilize them, except for a limited number of exceptions. The new Standard will apply to financial statements beginning on January 1, 2005. The Standard will be adopted as the cumulative effect of a change in accounting method.
      First time application of the said Standard will have a net non-recurring impact, as at January 1, 2005, of increasing the net income by approximately NIS 19 million (which mainly derives from recording deferred taxes in an investee company in respect of unrealized profits which are anticipated to be realized in the near future).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES

      A.    ECI TELECOM LTD. ("ECI") - AN AFFILIATE

      1. In November 2003, a valuation of ECI was performed by an independent appraiser, for the purpose of evaluating the recoverable value of Koor's investment in ECI. In accordance with this appraisal, the Company reversed the impairment loss from decline in value that had been created in 2001, based on various indications, including a valuation for ECI. The reversal of the loss of NIS 73 million was charged against the capital reserve from foreign currency translation adjustments (credit), which was realized when the provision was created.

            At the request of the appraiser (who agreed that the Company would make use of the valuation), the Company undertook to indemnify him against any expense or financial damage he will sustain, if any, with respect to any claim to be filed by any third party against the appraiser, the cause of action of which is the valuation.

            As at December 31, 2004, the balance of the investment in ECI, stated by the equity method, is NIS 673 million.

      2. In its financial statements for 2003, ECI reported on a retroactive restatement of its financial statements for 2002 and for the fourth quarter of that year, relating to a decrease in the value of its investment in an affiliate (received in exchange for the transfer of certain assets), having an effect on the investment in ECI of about 2 million dollars.

            The amount of the restatement was taken into account by the Company, when in the third quarter of 2002, it included an impairment provision for decline in value of its investment in ECI, based on a valuation obtained from an independent appraiser. Therefore, this restatement in the financial statements of ECI has no effect on the financial statements of the Company for the years 2002 and 2003.

      3. On March 9, 2004, the board of directors of ECI resolved to distribute 7.6 million shares of ECtel (42% of the paid-up share capital of ECtel) as a dividend to the shareholders of ECI. The shares of ECtel were distributed on May 10, 2004, after all the requisite approvals were obtained. Prior to the distribution, ECI had held 10.5 million shares of ECtel (58% of the paid-up share capital of ECtel). Following the distribution, ECI holds 16% of the shares of ECtel and Koor directly holds 12.9% of the shares in ECtel. The investment in ECtel is presented in the financial statements of ECI and of Koor by the cost method.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      A.    ECI TELECOM LTD. ("ECI") - AN AFFILIATE (CONT'D)

      4. ECI prepares its financial statements in accordance with generally accepted accounting principles in the U.S. For the adjustment of ECI's net income (loss) as reported in accordance with U.S. generally accepted accounting principles (US GAAP) to the net losses according to Israeli generally accepted accounting principles:

                                                                                  YEAR ENDED DECEMBER 31
                                                                    --------------------------------------------------
                                                                             2004               2003              2002
                                                                    -------------      -------------     -------------
                                                                    US$ THOUSANDS      US$ THOUSANDS     US$ THOUSANDS
                                                                    -------------      -------------     -------------
            Net gain (loss) of ECI based on its
             reporting according to US GAAP                               10,153            (71,040)         (155,685)
                                                                    ------------       ------------      ------------

            Adjustments:
            ------------
            Temporary differences resulting from
             recognition of revenue arising from
             application of SAB 101                                            -             (5,905)           (1,548)
            Finance income - FAS 133                                      (8,303)            (4,843)           (3,632)
            Tax expenses                                                  (1,529)              (956)              645
            Amortization of excess cost attributed to
             intangible assets                                            (1,233)            (1,556)           (1,809)
            Profit from marketable securities                             (1,282)             1,282                 -
            Decline in value of assets                                       968              2,452              (533)
            Cumulative effect of a change in
             accounting method - FAS 142                                       -                  -               550
            Discontinued activities                                            -                  -              (570)
                                                                    ------------       ------------      ------------

            Net loss of ECI according to Israeli GAAP                     (1,226)           (80,566)         (162,582)
                                                                    ============       ============      ============

      B.    TADIRAN LTD. (IN VOLUNTARY LIQUIDATION) ("TADIRAN") - A SUBSIDIARY

      On March 7, 2002, Tadiran's Board of Directors adopted a resolution to begin the voluntary liquidation of Tadiran and to appoint a liquidator. Following the liquidation, the debit balance of the capital reserve from foreign currency translation adjustments at Koor in respect of its investment in Tadiran of approximately NIS 391 million was transferred to the statement of operations.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      C.    MAKHTESHIM AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - A SUBSIDIARY

      1. As at December 31, 2003, Koor held 48.59% of the voting rights in M-A Industries, and taking into account the voting agreement with certain other shareholders, Koor held most of the voting rights. Therefore, the financial statements of M-A Industries for 2003 were included in the consolidated financial statements of the Company.
            In January 2004, Koor sold 27 million shares of M-A Industries for approximately NIS 418 million. The capital gain of NIS 160 million (before tax) is included in "other income". Likewise, a tax asset of NIS 59 million which had been created in 2003, because of the expectation that the carryforward tax losses would be utilized, was realized as a result of this sale.

            As a result of this sale, and after the realization and conversion of convertible securities that had been allotted to the public and to employees, Koor's holding percentage in the voting rights of M-A Industries at December 31, 2004 is 38.6% (32.9% on a fully diluted basis).

            Following the sale of the shares in January 2004, as a result of which Koor's shareholding percentage in M-A Industries fell below 50%, Koor evaluated the existence of effective control in M-A Industries and the implications for continuing to consolidate M-A Industries in the financial statements of Koor, beginning from the first quarter of 2004.

            In the opinion of Koor's management, the range of circumstances that weight Koor's shareholding percentage in M-A Industries, the broad dispersal of voting rights among the other shareholders, the low level of shareholding by the other shareholders, the slim probability of the creation of a block of votes opposing Koor at shareholder meetings and past experience related to the attendance at shareholder meetings, as well as the voting percentages and opposition at the meetings, show that the economic substance that stood and continues to stand at the basis of the relationship between the Company and M-A Industries immediately before and after the said transactions demonstrates effective control, i.e., Koor's ability to set the financial and operational policies of M-A Industries.
            See Note 27(4) regarding an additional sale of shares of M-A Industries.

      2. In October 2001, M-A Industries and its subsidiaries entered into a securitization arrangement, pursuant to which those companies sold all of their trade receivables to foreign companies established for that purpose and which are neither owned nor controlled by M-A Industries ("the Special Purpose Companies"). Purchase of the receivables was financed by an American company from the Bank of America Group.

            On September 28, 2004, M-A Industries and certain subsidiaries ("the Companies") signed an agreement with Bank of America to terminate the securitization undertaking. On that same date, the Companies entered into a new agreement with Rabobank International for the sale of trade receivables in a securitization transaction to replace the previous agreement with Bank of America. The new agreement is similar in principle to the prior agreement with certain changes including among others that in the new agreement additional M-A Indusries subsidiaries are included in the transaction.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      C.    MAKHTESHIM AGAN INDUSTRIES LTD. (M-A INDUSTRIES) - SUBSIDIARY
            (CONT'D)

      2.    (cont'd)

            Under the terms of the new securitization agreement, the Companies will sell their trade receivables to a foreign company established for this purpose and which are neither owned nor controlled by M-A Industries ("the Purchasing Company"). The purchase of the trade receivables by the Purchasing Company will be financed by the American company Erasmus Capital Corporation of the Rabobank International Group. During the transition from the previous agreement to the new agreement, the Purchasing Company purchased the trade receivables remaining in the ownership of the Special Purpose Companies. The trade receivables included in the securitization transaction meet certain criteria, as stipulated in the agreement.

            The maximum amount of financial resources expected to be made available to the Purchasing Company to purchase the trade receivables of the Companies is 250 million dollars (compared with 150 million dollars in the previous securitization agreement), on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

            The period in which the companies will sell their trade receivables to the Purchasing Company will be one year from the closing date of the transaction. This period may be extended, with the consent of all the parties, for additional one-year periods, up to a maximum of 4 extensions.

            As at balance sheet date, cash in the amount of about 142.5 million dollars was received from the sale of customer debts (December 31, 2003 - about 125.3 million dollars).

            The price at which the trade receivables are sold is the amount of the sold receivables, which are reduced based on the period expected to elapse between the date the trade receivables are sold and the date they are repaid.

            On the purchase date of the receivables, the Purchasing Company will pay most of the price of the receivables in cash, and the balance in a deferred liability that will be paid after collection of the sold receivables. The percentage of the cash proceeds varies according to the behavior of the trade receivables portfolio.

            The companies will bear all the losses sustained by the Purchasing Company as a result of the non-payment of the trade receivables included in the securitization transaction, up to the balance of the total unpaid balance of the sales price included in the subordinated note.

            The Purchasing Company will have no recourse against the companies in respect of amounts paid in cash, except for receivables in respect of which a commercial dispute arises between the companies and their customers, i.e. a dispute with respect to the non-fulfillment of the seller's obligation in the agreement to supply the product, such as: not supplying the correct product, a defective product, a delay in the supply date, etc.

            The Companies will handle the collection of the trade receivables included in the securitization transaction for the Purchasing Company.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      C.    MAKHTESHIM AGAN INDUSTRIES LTD. (CONT'D)

      2.    (cont'd)

            The essence of the accounting treatment of the sale of trade receivables in a securitization transaction is the recognition of the sale of the trade receivables only for that part for which the control and risks were transferred finally and absolutely to the purchaser. Accordingly, the trade receivable balances included in the securitization transaction, for which the consideration of cash and/or non recourse liabilities was received, were written off. In respect of the part of the trade receivables included in the securitization transaction not recognized as a sale, a subordinated note was recorded in the amount of the difference between the trade receivable balances included in the securitization transaction and the proceeds, as noted, and the recording of receivables in respect of those trade receivables sold for which proceeds were received subsequent to the balance sheet date.
            A loss from the sale of trade receivables is charged at the time of sale to the statement of operations in the item "other expenses".

            Under the terms of the agreement, M-A Industries undertook to meet certain financial covenants, mainly a ratio of liabilities to capital and profitability ratios. As at the balance sheet date, M-A Industries is in compliance with the covenants.

      3. In April 2001, the board of directors of M-A Industries resolved to adopt a dividend policy of distributing 15%-30% of annual net earnings, subject to the existence of distributable earnings and to specific resolutions by the board of directors.

            In accordance with this policy, a dividend was declared and paid in 2004 in the amount of 32.9 million dollars (of which 7.2 million dollars is in respect of the earnings of 2003). A dividend of 11.2 million dollars was declared in December 2004 and paid in early 2005.
            Subsequent to balance sheet date, another dividend was declared in respect of the earnings of 2004, in the amount of 12.7 million dollars.

      4.    Acquisition of companies in the report year:

            a. In April 2004, M-A Industries, through a wholly-owned and controlled subsidiary, signed agreements to acquire ownership and control in a group of three companies, Vegetation Management LLC, Farm Saver.com LLC and Nation Ag II LLC ("the acquired companies"), which are engaged in the registration, import and marketing of agrochemicals in the U.S.
                  The total sales price amounted to NIS 303 million (the price is after an amendment to the original contract made in December 2004). NIS 34.4 million of the total sales price was paid through a transfer of 1,908 thousand shares of M-A Industries that had been held by a subsidiary (cost of shares
                  - NIS 19.2 million).

                  The excess cost of investment created upon the acquisition was NIS 235.8 million, of which NIS 130.2 million was allocated to intangible assets (namely registration and licensing). The amount of NIS 2.3 million was attributed to tax liabilities and NIS 2.7 million was allocated to inventories. The balance of NIS 105.2 million was allocated to goodwill.

                  The excess cost allocated to licensing and registration, as well as to goodwill, are amortized over a 20-year period, which, in the estimation of M-A Industries, represents the period of economic benefit deriving from them.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      C.    MAKHTESHIM AGAN INDUSTRIES LTD. (CONT'D)

      4.    Acquisition of companies in the report year: (cont'd)

            a.    (cont'd)

                  The statements of operations and the statements of cash flows of the acquired operations were consolidated beginning May 1, 2004.
                  The effect on the consolidated statement of operations of the first-time consolidation of the acquired operations is additional revenues of NIS 108 million for the period ended December 31, 2004 and an addition to net earnings (after amortization of goodwill) of NIS 25 million for that period (Koor's share in the additional net earnings is NIS 10 million). The effect on the consolidated balance sheet as at December 31, 2004 is an increase in assets of NIS 334 million.

            b. In the report year, M-A Industries, through subsidiaries, signed agreements for the acquisition of three marketing companies, as follows:

                  1) In June 2004, M-A Industries, through a wholly owned and controlled subsidiary, signed an agreement for acquisition of 45% of the rights in the U.S. company, Control Solutions Inc. ("CSI"), which is engaged in the marketing of pesticides to the non-agricultural market in the United States.

                        Pursuant to the acquisition agreement, as long as the subsidiary holds 45% of the shares of CSI, decisions in areas critical to CSI are to be made jointly by all the shareholders of CSI. Therefore, CSI has been consolidated in the financial statements by the proportionate consolidation method.

                        In addition, the subsidiary was granted an option, which may be exercised at any time during the next three years, to increase its share in CSI to 60%, in exchange for a payment ranging between NIS 6.8 million and NIS
                        47.8 million, based on CSI's earnings in 2004-2006. Furthermore, commencing in 2009, the subsidiary and the remaining shareholders of CSI have the right to require the subsidiary to acquire from the remaining shareholders of CSI the balance of their shares in CSI in consideration for an amount to be determined based on the earnings of CSI in the three years preceding the acquisition date.

                  2) In July 2004, M-A Industries, through a wholly owned and controlled subsidiary, signed an agreement for acquisition of all the shares and rights of Farmoz PTY Limited, an Australian company engaged in the marketing and distribution of pesticides in Australia.

                  3) In August 2004, M-A Industries, through a subsidiary, signed an agreement for acquisition of 50.1% of the rights in the U.S. company, RiceCo LLC, which is engaged in the development and marketing of herbicides for rice.

                  The aggregate acquisition cost of the acquired marketing companies was NIS 185.7 million. The excess cost created as at the acquisition date totalled NIS 140.9 million, of which NIS 68 million was allocated to intangible assets (namely registration and licensing), the amount of NIS 15.8 million was attributed to deferred tax liabilities, NIS 3.1 million was allocated to inventories, and the balance of NIS 85.6 million was allocated to goodwill.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      C.    MAKHTESHIM AGAN INDUSTRIES LTD. (CONT'D)

      4.    Acquisition of companies in the report year: (cont'd)

            b.    (cont'd)

                  The excess cost that was allocated to registration and licensing as well as the goodwill are amortized over a 20-year period, which, in the estimation of M-A Industries, represents the period of economic benefit deriving from them.

                  The statements of operations and the statements of cash flows of the three marketing companies were consolidated from their acquisition date. The total effect of the first-time consolidation of the acquired marketing companies on the consolidated statement of operations is additional revenues of NIS 207 million for the period ended December 31, 2004 and a decrease in net earnings (after amortization of goodwill) of NIS 1 million during that period. The effect on the consolidated balance sheet as at December 31, 2004 is an increase in assets of NIS 314 million.

      5. In a private placement to institutional investors (mainly overseas) in March 2004, M-A Industries allotted non-marketable convertible debentures in the amount of 150 million dollars par value (including 5 million dollars which was issued to the underwriters in April
            2004), in consideration for their par value. See Note 15B(1).

      6. In March 2004, a subsidiary of M-A Industries transferred to a third party, in an off-exchange transaction, 7 million shares of M-A Industries it had held. Under the terms of the agreement, the proceeds will be paid by the end of one year from the transfer date, whether in cash, based on the share price on the stock exchange on such date, or whether in the shares of M-A Industries plus an increment of 0.5% of the share price on the stock exchange. Since the cash proceeds have not yet been received, no capital issuance was recorded by M-A Industries in respect of the transferred shares. During the second quarter, 1,908 thousand shares of the above shares were returned, for the purpose of paying the consideration for the acquisition of a group of companies in the U.S., as discussed in
            Note 3(C)(4)(a) above.
            Subsequent to balance sheet date an additional 750 thousand shares were returned and an extension was granted with respect to the rest of the shares. See Note 27(1) regarding the purchase of MABENO.

      7. On February 3, 2005, Koor sold 15.9 million shares of M-A Industries for NIS 374 million. The resultant gain of NIS 204 million will be charged in the Company's financial statements for the first quarter of 2005. As a result of the sale, the utilization of carryforward tax losses is certain. Therefore, the Company recorded a deferred tax asset of NIS 69 million in the reporting period - (see Note 27(4)).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      D.    TELRAD NETWORKS LTD. ("TELRAD") - A SUBSIDIARY

      1. On September 28, 2004, Koor and Telrad Holdings, a wholly-owned subsidiary ("the Koor Group") entered into an agreement to sell 39% of its holdings in Telrad Networks to Fortissimo GP Capital Fund L.P. ("Fortissimo") for 21 million dollars.
            The sale will be effected in two stages. In the first stage, which was closed in November 2004, Koor transferred 19.5% of the Telrad Networks shares to Fortissimo for consideration of 10.5 million dollars. In the second stage, to be closed 180 days after the closing of the first stage, Fortissimo will transfer the balance of the consideration, amounting to 10.5 million dollars, and will receive the balance of the sold shares.
            The Koor Group and Fortissimo agreed on a formula, whereby if Fortissimo does not transfer the entire balance in the second stage, it will receive shares on a basis proportionate to the consideration paid. In such a situation, there are cases in which changes will be made to the composition of the board of directors, in the voting rights given to the minority shareholders, in the loan amounts and in the options terms, as described below.

            Fortissimo was given an option, exercisable for a period of up to 48 months from the closing date of the first stage, to acquire additional shares from the Koor Group, whereby Fortissimo's total holdings will not exceed 49% of the shares of Telrad Networks. The exercise price will be determined according to the value of Telrad Networks, which will not be less than its shareholders' equity in the financial statements on the exercise date.

            As part of the share-sale agreement, the parties agreed that upon the closing of the first stage of the sale, the Koor Group would transfer 9.5 million dollars as a loan to Telrad Networks, and with the closing of the second stage, would transfer an additional 11.5 million dollars. These loans will bear annual interest of Libor+2% per annum, and will mature 20 years from the closing date of the first stage.
            On the closing date of the first stage, the Koor Group provided Telrad Networks with the said 9.5 million dollar loan. As at December 31, 2004, based on estimates by the Company's management, forecasts on the operating results of Telrad Networks and a range of indemnifications provided in the transaction, the management of Koor Group assessed that the value of the loan was impaired. Therefore a provision was recorded in the amount of the net loss that will be incurred by the Group.

            As to the indemnifications given by the Koor Group as part of this transaction, see Note 18A(5)(C).

            Pursuant to the sale agreement, Telrad's board of director appointed 3 directors from Koor, 3 directors from Fortissimo, and an outside expert with the consent of the parties, who, as at the publication date of the financial statements, was not as yet appointed.

            The agreement stipulates a list of matters which must be approved by the joint consent of the Koor Group and Fortissimo, including: approval Telrad's budget, appointment of Telrad's executives and determining their terms of employment and a dividend distribution. Those rights confer to the minority shareholders the right to actually participate in the significant decisions related to the Telrad's normal course of business, and, therefore, prevent Koor's Group, the majority shareholder, from actual control over Telrad Networks and require the joint consent of Koor and Fortissimo in decisions on matters that are critical for the operating objectives of Telrad.
            Therefore, beginning from the fourth quarter of 2004, Telrad is included in Koor's financial statements by the proportionate consolidation method, at a rate of 80.5%.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      D.    TELRAD NETWORKS LTD. (CONT'D)

      1.    (cont'd)

            Below is the Company's share in the balance sheet date of Telrad as at December 31, 2004 (in NIS thousands):

            Current assets                                                 296
            Non-current assets                                             144
            Current liabilities                                            197
            Long-term liabilities                                           91

            The Company's share in the results of Telrad at the fourth quarter of 2004 (in NIS thousands):

            Income                                                          93
            Costs and expenses                                             155

      2. During the report period Telrad recorded an impairment of its deferred tax assets by NIS 67 million, due to changes in management's estimation of the probability of utilization of the company's carryforward tax losses.

      3. In 2004, Telrad's board of directors approved a reorganization plan that includes additional employee layoffs in addition to prior early retirement plans in 2000 to 2002. The financial statements for 2004 included in the item "other income (expenses), net" an expense of NIS 29 million (of which NIS 3 million is in respect of previous plans) (expenses of reorganization plan in 2003 and 2002 totaled NIS 2 million and NIS 107 million, respectively).

      E.    ELISRA ELECTRONIC SYSTEMS LTD. ("ELISRA") - A SUBSIDIARY

      1. On March 17, 2001, a fire broke out at the plants of Elisra's subsidiaries - Tadiran Systems Ltd. and Tadiran Spectralink Ltd. ("the companies"). The fire caused damage to equipment, building, inventories and projects in progress. The book value of the equipment, inventories and identified costs in projects in progress that were damaged in the fire, together with the building restoration costs and other costs, are estimated at approximately 36 million dollars. As at the balance sheet date, advances were received from the insurance company of approximately 10 million dollars. The claim sent by the companies to the insurance company, which was based on the terms of the insurance policy, also include a demand for amounts related to consequential damage and other damages that, in the opinion of the companies, is covered by the insurance policy. Therefore, the total amount of the claim is significantly higher than the book value damage and restoration cost of the building, as aforesaid.
            The companies took legal measures to receive insurance compensation and even filed a lawsuit in Tel Aviv District Court against the insurance company and its appraisers in the amount of 96 million dollars. In view of the duration of the proceedings, the managements of the companies decided to classify the balance of the income receivable from the insurance companies as a long-term receivable.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      E.    ELISRA ELECTRONIC SYSTEMS LTD. ("ELISRA") - A SUBSIDIARY (CONT'D)

      1.    (cont'd)

            In the estimation of the companies, based on factors including opinions from their counsel on this matter, it is difficult to estimate at this stage what the chances are that the companies will receive the full amount of the claim, although they are assessed as solid. Nonetheless, the managements of the companies, based, as aforesaid, on the opinions of their counsel on this matter, estimate that the chances are good that indemnification will be received from the insurance company at an amount exceeding the balance of the receivable recorded by them as assets in the financial statements.

            In April 2004, the companies filed a motion with the court to issue a partial ruling of 33 million dollars (beyond the advances already paid by the insurance company), based on the admission of liability by the insurance company and its representatives deriving from the insurance incident, whereas the dispute focuses on the level of damages.
            In December 2004, a hearing was held in the Court in which a ruling was put into effect, with the consent of the parties, whereby a separate bank account would be opened, in which the insurance company would deposit 15 million dollars. Any withdrawal from this account would require the Court's approval, until the conclusion of the proceedings in the lawsuit. According to the above agreement, the lawsuit was sent to arbitration before retired Supreme Court Justice Prof. Yitzhak Zamir, and at this time, the court proceedings will be stayed until the end of the arbitration.

      2. In July 2002, the Company, Elisra and Elta Electronic Industries Ltd. ("Elta" or "the Buyer") signed an agreement ("the Purchase Agreement"), whereby Koor sold 30% of Elisra's shares to Elta for 100 million dollars. The sale was closed in November 2002. As a result of the sale, Koor recorded a capital gain in 2002 of NIS 339 million, under the item "other income, net".

            In addition, Koor granted options to Elta, exercisable until December 31, 2003, to increase its holdings in Elisra by up to an additional 8% in consideration of a maximum sum of approximately 26 million dollars. This option expired and was not exercised by Elta. Under the Purchase Agreement, Koor agreed to indemnify Elta if certain conditions, set out in the Agreement, are fulfilled. Also see Note 18A(3).

            As part of the agreement between Koor and Elta, an agreement was signed, to which Elisra is a party, setting forth the structure of Elisra's board of directors and the decision-making process, as well as certain limitations with respect to the sale of Elisra's shares. In addition, a cooperation agreement was signed between Elisra and Elta, with regard to activities between the companies, including a proposal for an agreed range of products and the principles for selecting a project leader from time to time.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      F.    KOOR CORPORATE VENTURE CAPITAL ("KOOR CVC") - A CONSOLIDATED
            PARTNERSHIP

      1. Regarding commitments to invest and other investments subsequent to balance sheet date, see Note 18B(5).

      2. During the current year, Koor CVC's management estimated that the value of the portfolio investments was lower than their cost, and therefore decided to write-down the value of the investment by approximately NIS 58 million (in 2003 and 2002 - NIS 72 million and NIS 93 million, respectively).

      3. In June 2004, Cisco Systems purchased all the shares of Riverhead Inc. from its shareholders for consideration of 39 million dollars. The share of Koor CVC in the proceeds is 7 million dollars. The gain to Koor CVC is NIS 17 million.

      G.    KNAFAYIM HOLDINGS ARKIA ("KNAFAYIM") - AFFILIATE

      1. During 2003 and in the first quarter of 2004, Knafayim acquired shares, which did not confer the status of related party, and various types of options of El Al Israel Airlines Ltd. ("El Al"). During the second quarter of 2004, after receiving the requisite approval to increase its stake in the shares of El Al above 5%, Knafayim exercised some of the options. Thus, after the exercise, Knafayim held 22% of El Al's issued share capital. Pursuant to a third-party voting agreement, Knafayim held 24.9% of the voting rights of El Al. During the third quarter of 2004, Knafayim filed a request with the State of Israel, which holds a special share in El Al, for approval to increase its stake in El Al above 25%.
            On August 5, 2004 the Anti-Trust Commissioner approved the merger between Knafayim and El-Al, with restrictive conditions, mainly regarding the sale of Knafayim's aviation activities to an independent third party.
            On December 22, 2004, Knafayim received the requisite approval to increase its stake in the shares of El Al to 40%, and to a shareholding that would grant control over El Al. Upon receipt of this approval, Knafayim exercised part of the purchase option so that as of December 31, 2004 Knafayim holds approximately 39.8% of the issued and paid shares of El Al and approximately 42.8% of the voting rights in El Al according to authorization that was granted to Knafayim by a third-party.

      2. On September 29, 2004 the Company signed two agreements to sell 16% of the shares of Knafayim for approximately NIS 121 million. In the statement of operations for the third quarter of 2004, the Company recorded a gain of NIS 43 million. As a result of the sale, the Company's shareholding in Knafayim decreased from approximately 28.3% to approximately 12.2%. Accordingly, the investment in Knafayim is stated by the cost method, beginning from the date of the sale.
            In addition, on September 29, 2004, the Company signed an agreement for the sale of an additional 3% of the shares of Knafayim for approximately NIS 23 million. The conditions for closing the sale were fulfilled on October 20, 2004. Therefore a gain of approximately NIS 8 million was recorded in the fourth quarter of 2004.
            As of the balance sheet date, the Company holds approximately 9% of Knafayim. Since management intends to sell the remainder of the shares in Knafayim, the investment is presented within current assets. As a result of management's intention to sell the remainder of its holding in Knafayim, the Company recorded deferred taxes of approximately NIS 8 million during the reporting period in respect of the anticipated utilization of carryforward tax losses.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      H. TADIRAN COMMUNICATIONS LTD. ("TADIRAN COMMUNICATIONS") - AN AFFILIATED COMPANY

      1. On September 10, 2004 the Company signed an agreement to acquire about 33% of the shares of Tadiran Communications (about 31% taking into consideration stock options the exercise of which is probable) from two shareholders for approximately NIS 637 million (approximately 144 million dollars). Tadiran Communications develops, manufactures and markets communication devices and systems mainly for military purposes. The sale was closed in November 2004. The purchase was financed by a loan received from an Israeli bank in consideration for a lien in favor of the bank on the sold shares.

            Excess cost created on the acquisition date totaled NIS 490 million (111 million dollars), which was allocated based on the valuation received from an independent appraiser.
            At the request of the appraiser (who agreed that the Company would make use of the valuation), the Company undertook to indemnify him against any expense or financial damage he will sustain, if any, with respect to any claim to be filed by any third party against the appraiser, the cause of action of which is the valuation.
            Provided below is the allocation of excess cost (according to a holding rate of 31%):

                                                                   NIS MILLIONS
                                                                   ------------
            Current assets                                                   14
            Investments and long-term receivables                             1
            Fixed assets                                                      1
            Intangible assets (1)                                           308
            Goodwill (2)                                                    242
            Current liabilities                                              19
            Long-term liabilities                                             3
            Deferred taxes (3)                                              (98)

            (1) The intangible assets include NIS 20 million allocated to in-process research and development, which were charged to the statement of operations on the acquisition date, in accordance with the provisions of FIN 4. The balance of NIS 288 million was allocated to intangible assets with an average life of seven years, according to the following breakdown: NIS 14 million allocated to brand name, NIS 173 million allocated to customer list, NIS 98 million allocated to technology and NIS 3 million allocated to the orders backlog.

            (2)   Useful life of goodwill is estimated at 10 years.

            (3)   Deferred taxes deriving from the allocation of excess cost.

      2. On December 27, 2004, Koor entered into a series of agreements with Elbit Systems Ltd. ("Elbit") and with Federman Enterprises Ltd. ("Federman"). Under the terms of the agreements, Koor will sell its entire holdings in Tadiran Communications (33%) to Elbit for 146 million dollars ("Elbit sale"). Concurrently, Koor will acquire 9.8% of Elbit's share capital from Federman for 99 million dollars ("Federman sale"). On the date the agreements were drafted, Elbit held 4.2% of the shares of Tadiran Communications and Federman held 50% of Elbit's shares. On March 1, 2005, a general meeting of the shareholders of Elbit ratified the Elbit sale.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

      H. TADIRAN COMMUNICATIONS LTD. ("TADIRAN COMMUNICATIONS") - AN AFFILIATE (CONT'D)

      2.    (cont'd)

            The two sales are interconnected and will be executed - subject to the conditions stipulated in the agreements, including approval of the Anti-Trust Commissioner and other approvals - in two stages.

            In the first stage, Koor will sell 13.8% of Tadiran Communications to Elbit for 63 million dollars and concurrently Koor will acquire 5.3% of the shares of Elbit from Federman for 53 million dollars. The closing date for the first stage will be in the second quarter of 2005, or at a later date, if so agreed by the parties. After the closing of the first stage, Koor will be entitled to appoint one director to Elbit's board, and Elbit will be entitled to appoint three of the members of Tadiran Communications' board of directors.

            In the second stage of the transaction, Koor will sell the balance of its holdings in Tadiran Communications (19.2%) to Elbit for 83 million dollars and concurrently will acquire 4.5% of the shares of Elbit for 46 million dollars. In addition to the aforementioned conditions, the second stage is contingent on the closing of a transaction in which Tadiran Communications will acquire from Koor the holdings of Koor (70%) in Elisra Elecronic System Ltd.

            The closing date for the second stage of the agreements was scheduled for September 30, 2005. If all the other conditions are fulfilled, but the Elisra transaction has not been closed, the date will be postponed to April 30, 2006 or to another date agreed upon by the parties.

            After both stages in the Elbit sale and the Federman sale are executed, Koor will no longer hold shares of Tadiran Communications, although it will hold 9.8% of the Elbit shares and will have the right to appoint 20% of Elbit's directors. One of the directors nominated by Koor willl serve as Vice Chairman of the Board of Directors of Elbit.

            It was further agreed by the parties that if the second stage of the sales is not closed within sixteen months of the signature date of the agreements, then the board of directors of Tadiran Communications will be comprised in a manner whereby Koor and Elbit will have the same number of directors in the board of directors of Tadiran Communications, and there will be rotation of two-year terms for the chairman of the board, with Koor's candidate being the first to serve.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SHORT-TERM DEPOSITS AND INVESTMENTS

                                                              CONSOLIDATED                            COMPANY
                                                     ----------------------------         -----------------------------
                                                               DECEMBER 31                           DECEMBER 31
                                                     ----------------------------         -----------------------------
                                                           2004              2003               2004               2003
                                                     ----------      ------------         ----------        -----------
                                                              NIS THOUSANDS                        NIS THOUSANDS
                                                     ----------------------------         -----------------------------
   Marketable securities (1):
    Debentures                                          122,706           141,221            117,110            132,218
    Short-term Treasury notes                           145,927            74,628             81,901             74,628
    Shares and options                                  106,773            56,010             99,630             48,753
    Mutual fund participation
     certificates                                             -             5,618                  -                  -
                                                     ----------      ------------         ----------        -----------
                                                        375,406           277,477            298,641            255,599
   Deposits in banks and financial
    institutions                                         37,584            89,161                  -             55,207
   Short-term loans and current
    maturities of long-term loans                         3,478               171                  -                  -
                                                     ----------      ------------         ----------        -----------

                                                        416,468           366,809            298,641            310,806
                                                     ==========      ============         ==========        ===========

   (1)   Presented at market value.


NOTE 5 - TRADE RECEIVABLES

  CONSOLIDATED:

                                                                             DECEMBER 31
                                                                    ---------------------------
                                                                         2004              2003
                                                                    ---------         ---------
                                                                           NIS THOUSANDS
                                                                    ---------------------------
  Open accounts                                                     1,877,696         1,732,827
  Deferred promissory note and receivables from sale of
   customers' debts*                                                  261,004           250,492
  Post dated checks receivable and credit card companies               29,920            43,561
  Current maturities of long-term trade receivables                     4,979            25,581
                                                                    ---------         ---------
                                                                    2,173,599         2,052,461
                                                                    =========         =========
  Including:
  Net of allowance for doubtful accounts                              121,922           106,305
                                                                    =========         =========

  *  See Note 3C(2).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - OTHER RECEIVABLES

                                                     CONSOLIDATED                             COMPANY
                                              --------------------------          ----------------------------
                                                      DECEMBER 31                           DECEMBER 31
                                              --------------------------          ----------------------------
                                                  2004              2003               2004               2003
                                              --------         ---------          ---------          ---------
                                                      NIS THOUSANDS                        NIS THOUSANDS
                                              --------------------------          ----------------------------
     Government agencies                       195,708           126,043                357                  7
     Deferred taxes, see Note 16G              171,310           156,030             77,483             58,903
     Accrued income                             31,639            31,289                390                717
     Prepaid expenses                           48,498            45,712                  -                  -
     Employees                                   8,524             8,855                  -                  -
     Affiliates - current accounts                 643             2,378                376                  -
     Others                                     72,661            82,863              5,432              8,147
                                              --------         ---------          ---------          ---------

                                               528,983           452,170             84,038             67,774
                                              ========         =========          =========          =========

NOTE 7 - INVENTORIES AND WORK IN PROGRESS


      CONSOLIDATED:
                                                                                         DECEMBER 31
                                                                               -----------------------------
                                                                                      2004              2003
                                                                               -----------        ----------
                                                                                         NIS THOUSANDS
                                                                               -----------------------------
      A.    INVENTORIES AND WORK IN PROGRESS, NET OF
             CUSTOMER ADVANCES

            Presented as current assets:
            Industrial inventory:
            Raw and auxiliary materials                                            712,021           570,455
            Goods and work in progress                                             228,122           199,748
            Finished goods                                                       1,171,574         1,024,181
            Advances in respect of materials                                        13,974             4,562
            Inventories for trading operations -merchandise,
             including advance payments                                            169,194            91,591
                                                                               -----------        ----------
                                                                                 2,294,885         1,890,537
            Less - customer advances                                                     -             4,786
                                                                               -----------        ----------
                                                                                 2,294,885         1,885,751
                                                                               ===========        ==========

      B.    CUSTOMER ADVANCES, NET OF WORK IN PROGRESS

            Presented as current liabilities:
            Customer advances in respect of work in progress(1)(2)                 211,297           156,831
            Less - inventory and work in progress                                       90               390
                                                                               -----------        ----------
                                                                                   211,207           156,441
                                                                               ===========        ==========

      (1)   Not including long-term advances
      (2) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances (including long-term advances).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - INVENTORIES AND WORK IN PROGRESS (CONT'D)

                                                                                       DECEMBER 31
                                                                              -----------------------------
                                                                                    2004              2003
                                                                              ----------         ----------
                                                                                      NIS THOUSANDS
                                                                              -----------------------------
      C.    FINANCIAL VALUE OF CONTRACTS SIGNED DURING THE REPORT
             PERIOD                                                              902,621            736,517
                                                                              ==========         ==========

      D.    THE BALANCE OF THE FINANCIAL VALUE OF EXISTING CONTRACTS
             WHICH WERE NOT RECOGNIZED AS REVENUES AS AT THE
             BALANCE SHEET DATE                                                1,990,684          2,245,371
                                                                              ==========         ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES

      A.    CONSOLIDATED BALANCE SHEET - AFFILIATES

                                                                                                      DECEMBER 31
                                                                                           ------------------------------
                                                                                                   2004              2003
                                                                                           ------------       -----------
                                                                                                      NIS THOUSANDS
                                                                                           ------------------------------
      Net asset value of the investments (1)(2)                                                 882,854           902,343
                                                                                           ------------       -----------

      Goodwill and original difference (2):
       Original amount                                                                          491,044            66,465
       Accumulated amortization                                                                 (26,859)          (51,395)
                                                                                           ------------       -----------

                                                                                                464,185            15,070
                                                                                           ------------       -----------
      Long-term loans (3)                                                                        28,121            26,351
                                                                                           ------------       -----------

                                                                                              1,375,160           943,764
                                                                                           ============       ===========

      (1)      As follows:
               Net asset value of investments as at December 31, 1991                           277,159           277,159
               Changes from January 1, 1992:
               Cost of shares acquired or received                                            1,427,857         1,266,706
               Accumulated losses, net                                                         (744,819)         (708,007)
               Changes in capital reserves and foreign currency
                translation adjustments                                                         (32,626)          (11,648)
               Initially consolidated subsidiaries, net                                         465,193           465,193
               Disposals, net                                                                  (509,910)         (387,060)
                                                                                           ------------       -----------

                                                                                                882,854           902,343
                                                                                           ============       ===========

      (2)      Including investments in companies traded on the Stock
               Exchange in Tel Aviv or abroad, in NIS millions:
               Carrying value at the balance                                                      1,275               862
                                                                                           ============       ===========

               Market value as at balance date                                                    1,754               985
                                                                                           ============       ===========

      (3)      Linkage terms and interest rates relating to long-term loans:

               Linked to the CPI - bearing interest at the rate of 5.5%,
                without maturity date                                                            22,335            20,470
               Linked to the Dollar - bearing interest at the rate of
                LIBOR  + 1%, without maturity date (*)                                            5,786             5,881
                                                                                           ------------       -----------

                                                                                                 28,121            26,351
                                                                                           ============       ===========

               (*) On December 31, 2004, the LIBOR rate is 3.1%.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENT IN INVESTEE COMPANIES (CONT'D)

      B.    COMPANY BALANCE SHEET - INVESTEES

                                                                                             DECEMBER 31
                                                                                   -----------------------------
                                                                                          2004              2003
                                                                                   -----------       -----------
                                                                                            NIS THOUSANDS
                                                                                   -----------------------------
      Shares:
      Net asset value of the investments                                             1,729,813         1,940,588
                                                                                   -----------       -----------

      Goodwill and original differences:
      Original amount, net                                                             556,043           158,187
      Accumulated amortization                                                         (57,236)          (90,179)
                                                                                   -----------       -----------

                                                                                       498,807            68,008
                                                                                   -----------       -----------

      Book value (1)                                                                 2,228,620         2,008,596
      Payments on account of shares (1)                                                 60,927            60,927
      Long-term loans and capital notes (2)                                          1,307,998         1,379,561
      Non-current inter-company accounts (3)                                             4,012             3,982
                                                                                   -----------       -----------

                                                                                     3,601,557         3,453,066
                                                                                   ===========       ===========

      (1)      As follows:
               Cost of shares including accumulated earnings as at
                December 31, 1991                                                    2,032,681         2,032,681
               Changes from January 1, 1992:
               Cost of acquired shares                                               7,714,479         7,055,603
               Accumulated losses, net                                              (4,467,604)       (4,432,466)
               Changes in capital reserves and erosion of capital notes, net           (33,483)           14,648
               Disposals                                                            (2,956,526)       (2,600,943)
                                                                                   -----------       -----------

               Book value, including payments on account of shares (4)               2,289,547         2,069,523
                                                                                   ===========       ===========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENT IN INVESTEE COMPANIES (CONT'D)

      B.    COMPANY BALANCE SHEET - INVESTEES (CONT'D)

                                                                                                   DECEMBER 31
                                                                                          ----------------------------
                                                                                                2004              2003
                                                                                          ----------        ----------
                                                                                                  NIS THOUSANDS
                                                                                          ----------------------------
      (2)   Long-term loans and capital notes:
            Long-term loans (a) (b)                                                           93,476            65,633
            Capital notes - unlinked and not bearing interest (c)                          1,251,902         1,316,457
                                                                                          ----------        ----------

                                                                                           1,345,378         1,382,090
            Less - current maturities of long-term loans                                     (37,380)           (2,529)
                                                                                          ----------        ----------

                                                                                           1,307,998         1,379,561
                                                                                          ==========        ==========

      (a)   Long-term loans classified by linkage terms and interest rates:

                                             INTEREST RATE
                                            AT DECEMBER 31       DECEMBER 31       DECEMBER 31
                                            --------------       -----------       -----------
                                                      2004              2004              2003
                                            --------------       -----------       -----------
                                                         %               NIS THOUSANDS
                                            --------------       -----------------------------
            Linked to the Dollar                         3            42,765            12,184
            Linked to the CPI                          7-2            41,803            43,205
            Linked to the CPI                  No interest             8,908            10,244
                                                                 -----------       -----------

                                                                      93,476            65,633
                                                                 ===========       ===========

      (b) The loans mature in the years subsequent to the balance sheet date (excluding current maturities) as follows:

                                             DECEMBER 31        DECEMBER 31
                                             -----------        -----------
                                                    2004               2003
                                             -----------        -----------
                                                       NIS THOUSANDS
                                             ------------------------------

            Second year                            5,385                  -
            Third year                                 -              5,474
            Fourth year                                -              6,710
            Fifth year                                 -                  -
            Thereafter                            50,711             50,920
                                             -----------        -----------

                                                  56,096             63,104
                                             ===========        ===========

      (c) Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENT IN INVESTEE COMPANIES (CONT'D)

      B.    COMPANY BALANCE SHEET - INVESTEES (CONT'D)


(3)   Non-current inter-company accounts:

                                                                                                      DECEMBER 31
                                                                                             ---------------------------
                                                                                                  2004              2003
                                                                                             ---------        ----------
                                                                                                      NIS THOUSANDS
                                                                                             ---------------------------
              Linked to the Dollar                                                                 599               569
              Unlinked-bears interest at the rate of the increase in the CPI                     3,413             3,413
                                                                                             ---------        ----------
                                                                                                 4,012             3,982
                                                                                             =========        ==========

                                                                                                      DECEMBER 31
                                                                                             ---------------------------
                                                                                                  2004              2003
                                                                                             ---------        ----------
                                                                                                      NIS MILLIONS
                                                                                             ---------------------------
      (4)     Including investments in marketable shares traded on the Tel
               Aviv Stock Exchange or abroad in NIS millions:

              Carrying value                                                                       754               498
                                                                                             =========        ==========
              Market value as at balance date                                                      960               867
                                                                                             =========        ==========

NOTE 9 - OTHER INVESTMENTS AND RECEIVABLES

      A.    COMPOSITION:

                                                              CONSOLIDATED                          COMPANY
                                                      ------------------------------       -------------------------------
                                                              DECEMBER 31                           DECEMBER 31
                                                      ------------------------------       -------------------------------
                                                              2004              2003               2004               2003
                                                      ------------      ------------       ------------      -------------
                                                              NIS THOUSANDS                         NIS THOUSANDS
                                                      ------------------------------       -------------------------------
      Deposits in banks and in
       financial institutions                               47,278            49,180             32,028             32,028
      Non-current trade receivables                          5,229             9,362                  -                  -
      Long-term loans receivable
       from others                                         113,637            73,498                  -                  -
                                                      ------------      ------------       ------------      -------------
      Total (see Note B above)                             166,144           132,040             32,028             32,028

      Marketable securities                                 33,471             1,625                  -                  -

      Venture capital investment                           171,207           230,390                  -                  -
      Indemnification receivable for fire
       damages (1)                                         111,508           113,346                  -                  -
      Non-marketable shares and
       payments on account                                   1,040             1,036              1,040              1,036
      Others                                                 5,661             4,947                107                113
                                                      ------------      ------------       ------------      -------------
                                                           489,031           483,384             33,175             33,177
                                                      ============      ============       ============      =============

      (1)   See Note 3E(1)

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - OTHER INVESTMENTS AND RECEIVABLES (CONT'D)

      B.    CLASSIFICATION BY LINKAGE TERMS AND INTEREST RATES OF DEPOSITS, NON
            - CURRENT DEBTS OF CUSTOMERS AND LONG - TERM LOANS FROM OTHERS:

      CONSOLIDATED:

                                                                       INTEREST RATES
                                                                                   AT              DECEMBER 31
                                                                          DECEMBER 31        -----------------------------
                                                                                 2004              2004               2003
                                                                     ----------------        ----------        -----------
                                                                                    %             NIS THOUSANDS
                                                                     ----------------        -----------------------------
      Linked to the CPI                                              Mainly 5.7                  36,228             39,028
      Linked to the foreign currency (mainly to the Dollar)          Mainly 0                   106,715             93,012
      Linked to dollar                                               Libor* + 2%                 12,757                  -
      Unlinked                                                       -                           10,444                  -
                                                                                             ----------        -----------

                                                                                                166,144            132,040
                                                                                             ==========        ===========

      *     As at December 31, 2004 the Libor rate is 3.1%.

      COMPANY:
                                                          DECEMBER 31
                                                    -------------------------
                                                      2004               2003
                                                    ------             ------
                                                         NIS THOUSANDS
                                                    -------------------------

      Linked to the CPI                        5.7  32,028             32,028
                                                    ======             ======

      C. REPAYMENT SCHEDULE OF DEPOSITS, NON-CURRENT CUSTOMERS BALANCES AND LONG-TERM LOANS FROM OTHERS, IN THE CONSOLIDATED BALANCE SHEET:

                                                               CONSOLIDATED                            COMPANY
                                                        ----------------------------       -------------------------------
                                                                DECEMBER 31                          DECEMBER 31
                                                        ----------------------------       -------------------------------
                                                              2004              2003               2004               2003
                                                        ----------      ------------       ------------       ------------
                                                                NIS THOUSANDS                        NIS THOUSANDS
                                                        ----------------------------       -------------------------------
      Amounts collectible in the:
      Second year                                           75,680            50,094             32,028                  -
      Third year                                            19,957            45,958                  -             32,028
      Fourth year                                           13,748             8,230                  -                  -
      Fifth year                                             3,852             3,909                  -                  -
      Thereafter and without a
       specific maturity date                               52,907            23,849                  -                  -
                                                        ----------      ------------       ------------       ------------

                                                           166,144           132,040             32,028             32,028
                                                        ==========      ============       ============       ============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10 - FIXED ASSETS

      A.    CONSOLIDATED

                                                      LAND                       MACHINERY,                           OFFICE
                                                (INCLUDING                    EQUIPMENT AND        VEHICLES        FURNITURE
                                           LEASEHOLD LAND)       BUILDINGS    INSTALLATIONS   AND FORKLIFTS    AND EQUIPMENT
                                           ---------------       ---------    -------------   -------------    -------------
                                                                               NIS THOUSANDS
                                           ---------------------------------------------------------------------------------
Cost as at January 1, 2004                         115,651       1,705,294        3,751,016          39,455          202,506

Additions during the year                              679          34,908          146,112           9,042           18,391
Disposals during the year                               (8)         (5,446)         (18,403)        (13,261)          (3,185)
Adjustments resulting from foreign
 currency translation differences*                    (257)         (7,153)         (41,928)           (465)            (283)
Acquisition of subsidiaries, net                       932           2,694            2,973           2,962            5,685
Company that became proportionately
 consolidated                                       (4,184)        (31,526)         (55,397)           (157)          (6,973)
                                           ---------------       ---------    -------------   -------------    -------------
BALANCE AS AT DECEMBER 31, 2004                    112,813       1,698,771        3,784,373          37,576          216,141
                                           ===============       =========    =============   =============    =============

Accumulated depreciation as at
 January 1, 2004                                     1,233         652,118        2,072,799          21,029          130,618
Additions during the year                               46          38,812          159,431           5,294           22,876
Disposals during the year                                -          (2,054)         (16,256)         (8,162)          (2,250)
Adjustments resulting from foreign
 currency translation differences*                     (13)         (1,698)         (23,920)           (709)          (2,094)
Acquisition of subsidiaries, net                         -             372            1,189           1,155            1,592
Company that became proportionately
 consolidated                                          (82)         (9,178)         (48,301)           (155)          (3,900)
                                           ---------------       ---------    -------------   -------------    -------------
BALANCE AS AT DECEMBER 31, 2004                      1,184         678,372        2,144,942          18,452          146,842
                                           ===============       =========    =============   =============    =============
WRITE DOWN FOR DECLINE IN VALUE                          -          11,707                -               -                -
                                           ---------------       ---------    -------------   -------------    -------------
NET BOOK VALUE AS AT DECEMBER 31, 2004             111,629       1,008,692        1,639,431          19,124           69,299
                                           ===============       =========    =============   =============    =============
Net book value as at
 December 31, 2003                                 114,418       1,041,469        1,678,217          18,426           71,888
                                           ===============       =========    =============   =============    =============

                                                         INSTALLATIONS
                                                                 UNDER
                                                          CONSTRUCTION
                                                          AND PAYMENTS
                                                            ON ACCOUNT
                                             TOOLS AND  OF ACQUISITION
                                           INSTRUMENTS       OF ASSETS            TOTAL
                                           -----------  --------------        ---------
                                                          NIS THOUSANDS
                                           --------------------------------------------
Cost as at January 1, 2004                       3,167             822        5,817,911

Additions during the year                            -             764          209,896
Disposals during the year                            -             (92)         (40,395)
Adjustments resulting from foreign
 currency translation differences*                   -              71          (50,015)
Acquisition of subsidiaries, net                     -               -           15,246
Company that became proportionately
 consolidated                                        -               -          (98,237)
                                           -----------  --------------        ---------
BALANCE AS AT DECEMBER 31, 2004                  3,167           1,565        5,854,406
                                           ===========  ==============        =========

Accumulated depreciation as at
 January 1, 2004                                     -               -        2,877,797
Additions during the year                            -               -          226,459
Disposals during the year                            -               -          (28,722)
Adjustments resulting from foreign
 currency translation differences*                   -               -          (28,434)
Acquisition of subsidiaries, net                     -               -            4,308
Company that became proportionately
 consolidated                                        -               -          (61,616)
                                           -----------  --------------        ---------
BALANCE AS AT DECEMBER 31, 2004                                               2,989,792
                                           ===========  ==============        =========
WRITE DOWN FOR DECLINE IN VALUE                      -               -           11,707
                                           -----------  --------------        ---------
NET BOOK VALUE AS AT DECEMBER 31, 2004           3,167           1,565        2,852,907
                                           ===========  ==============        =========
Net book value as at
 December 31, 2003                               3,167             822        2,928,407
                                           ===========  ==============        =========

*    See Note 2B(5)

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10 - FIXED ASSETS (CONT'D)

      A.    CONSOLIDATED (CONT'D)

      (1) Some of the real estate properties have not yet been registered in the Land Registry Office in the name of the subsidiaries, in some cases because of the absence of formal parceling of the area.

            Leasehold rights are for a period of 49 years, ended in the year 2004 and thereafter. Certain leases provide an option for extension for another 49 years.

            The cost of leasehold real estate as at December 31, 2004, is approximately NIS 751 million, of which approximately NIS 402 million is under capitalized lease.

      (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 553 million and NIS 181 million as at December 31, 2004 and 2003, respectively (see also Note 16A).

      (3) Includes capitalized interest amounting to about NIS 137 million and about NIS 141 million to December 31, 2004 and 2003, respectively.

      (4)   As for amounts charged to cost of fixed assets, see Notes 23B and E.

      (5) Including fully depreciated assets amounting to NIS 895 million to December 31, 2004.

      (6)   See Note 22 regarding liens.

      B.    COMPANY

Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:

                                                                             OFFICES             OFFICE
                                                                         AND LAND(*)          EQUIPMENT             TOTAL
                                                                       -------------      -------------     -------------
                                                                       NIS THOUSANDS      NIS THOUSANDS     NIS THOUSANDS
                                                                       -------------      -------------     -------------
      COST AS AT JANUARY 1, 2004                                              36,275             5,370             41,645
      Additions during the year                                                    -               423                423
                                                                       -------------      -------------     -------------

      BALANCE AS AT DECEMBER 31, 2004                                         36,275             5,793             42,068
                                                                       -------------      -------------     -------------

      ACCUMULATED DEPRECIATION AS AT JANUARY 1, 2004                           4,252             2,363              6,615
      Additions during the year                                                  721               541              1,262
                                                                       -------------      -------------     -------------

      BALANCE AS AT DECEMBER 31, 2004                                          4,973             2,904              7,877
                                                                       -------------      -------------     -------------

      Write down for decline in value                                         11,707                 -             11,707
                                                                       -------------      -------------     -------------

      NET BOOK VALUE AS AT DECEMBER 31, 2004                                  19,595             2,889             22,484
                                                                       =============      =============     =============

      Net book value as at December 31, 2003                                  20,316             3,007             23,323
                                                                       =============      =============     =============

      (*) Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 dunams, not yet registered in the Company's name. The offices have not as yet been registered in the name of the Company at the Land Registry Office. The offices are on land leased under a capital lease for a period of 49 years ending in 2044.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - INTANGIBLE ASSETS, DEFERRED TAX ASSETS AND DEFERRED EXPENSES

      A.    CONSOLIDATED BALANCE SHEET

                                                                DECEMBER 31
                                                         -----------------------
                                                              2004          2003
                                                         ---------     ---------
                                                               NIS THOUSANDS
                                                         -----------------------

      Intangible assets-goodwill:
      Original amounts                                     859,238       714,841
      Accumulated amortization                             348,568       298,430
                                                         ---------     ---------
                                                           510,670       416,411
                                                         ---------     ---------

      Licensing of products abroad:
      Original amounts                                   1,144,717       783,206
      Accumulated amortization                             474,767       413,741
                                                         ---------     ---------
                                                           669,950       369,465
                                                         ---------     ---------

      Intangible assets in the purchase of products:(1)
      Original amounts                                   1,211,508     1,231,476
      Accumulated amortization                             177,429       100,993
                                                         ---------     ---------

                                                         1,034,079     1,130,483
                                                         ---------     ---------

      Marketing rights and others:
      Original amounts                                     186,940       189,757
      Accumulated amortization                              67,503        52,654
                                                         ---------     ---------
                                                           119,437       137,103
                                                         ---------     ---------
      Deferred expenses:

      Debentures issuance costs:
      Original amount                                       16,069        10,799
      Accumulated amortization                               5,480         3,715
                                                         ---------     ---------
                                                            10,589         7,084
                                                         ---------     ---------

      Deferred taxes receivable (see Note 16(G))            12,733        60,537
                                                         ---------     ---------

                                                         2,357,458     2,121,083
                                                         =========     =========

      (1) Including intellectual property rights, trade mark, technological know-how, etc.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - CREDIT FROM BANKS AND OTHERS

      A.    COMPOSITION:

                                                                   CONSOLIDATED                            COMPANY
                                                            ---------------------------          ----------------------------
                                                                    DECEMBER 31                          DECEMBER 31
                                                            ---------------------------          ----------------------------
                                                                 2004              2003               2004               2003
                                                            ---------         ---------          ---------          ---------
                                                                   NIS THOUSANDS                        NIS THOUSANDS
                                                            ---------------------------          ----------------------------
         From banks                                         1,084,944           914,260            181,452            169,709

         Current maturities of long-term
          loans and debentures                                653,512           663,142            538,278            418,826
                                                            ---------         ---------          ---------          ---------

                                                            1,738,456         1,577,402            719,730            588,535
                                                            =========         =========          =========          =========

      See also Note 15A

      B.    Classification by linkage terms and interest rates:

                                                                                                        CONSOLIDATED
                                                                                               ------------------------------
                                                                       INTEREST RATES AT                DECEMBER 31
                                                                             DECEMBER 31       ------------------------------
                                                                                    2004              2004               2003
                                                                      ------------------       -----------         ----------
                                                                                       %               NIS THOUSANDS
                                                                      ------------------       ------------------------------
         Linked to foreign currency (mainly to
          the Dollar)                                                         3.0 - 16.9           753,900            647,098
                                                                      (mainly 3.5 - 4.8)
         Unlinked                                                              1.8 -11.4
                                                                           (mainly 10.6)           331,044            267,162
                                                                                               -----------         ----------

                                                                                                 1,084,944            914,260
                                                                                               ===========         ==========

                                                                                                           COMPANY
                                                                                               ------------------------------
                                                                       INTEREST RATES AT                DECEMBER 31
                                                                             DECEMBER 31       ------------------------------
                                                                                    2004              2004               2003
                                                                      ------------------       -----------         ----------
                                                                                       %               NIS THOUSANDS
                                                                      ------------------       ------------------------------

         Linked to the Dollar                                                  3.5 - 4.8           166,427           169,704
         Unlinked                                                                    5.5            15,025                 5
                                                                                               -----------         ----------

                                                                                                   181,452           169,709
                                                                                               ===========         ==========

      C.    See Note 22 regarding liens to secure credit.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - TRADE PAYABLES

                                                                CONSOLIDATED                            COMPANY
                                                        -------------------------------        ------------------------------
                                                                 DECEMBER 31                          DECEMBER 31
                                                        -------------------------------        ------------------------------
                                                                2004               2003               2004               2003
                                                        ------------       ------------        -----------        -----------
                                                                NIS THOUSANDS                        NIS THOUSANDS
                                                        -------------------------------        ------------------------------
         Open debts                                        1,660,762          1,337,442                379                484
         Cheques and notes payable                             6,693              5,341                  4                 19
                                                        ------------       ------------        -----------        -----------

                                                           1,667,455          1,342,783                383                503
                                                        ============       ============        ===========        ===========

NOTE 14 - OTHER PAYABLES

                                                                CONSOLIDATED                            COMPANY
                                                        -------------------------------        ------------------------------
                                                                 DECEMBER 31                          DECEMBER 31
                                                        -------------------------------        ------------------------------
                                                                2004               2003               2004               2003
                                                        ------------       ------------        -----------        -----------
                                                                NIS THOUSANDS                        NIS THOUSANDS
                                                        -------------------------------        ------------------------------
         Employees and
          withholdings remitted                             162,639             162,035              3,213                291
         Provision for vacation pay and
          vacation expense allowance                         93,436             100,006              4,795              3,353
         Expenses to be paid                                360,760             252,491             22,932             21,341
         Government agencies
          (including taxes)                                 252,894             192,770              1,217              2,143
         Provision for warranty and repairs
          and provision for losses in
          respect of long-term contracts                    104,171             *87,695                  -                  -
         Payables for purchase of assets
          and investees                                      30,036             *27,588                  -                  -
         Severance pay payable and current
          portion of early retirement
          pensions (see Note 17)                             59,873              87,438                122                134
         Dividend proposed by subsidiary                     29,615              15,231                  -                  -
         Deferred income                                     23,037              43,148                  -                  -
         Liability in respect of securities
          that were sold short                               24,241              67,515                  -                  -
         Liabilities regarding forward
          transaction                                        46,388              57,061              4,997              9,457
         Others                                             182,352            *177,239             11,856              6,547
                                                        ------------       ------------        -----------        -----------

                                                          1,369,442           1,270,217             49,132             43,266
                                                        ============       ============        ===========        ===========

         Includes interested parties                                                                   712              1,544
                                                                                               ===========        ===========

      *     Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - LONG TERM LIABILITIES

      A.    LOANS

                                                          CONSOLIDATED                            COMPANY
                                                  -------------------------------      --------------------------------
                                                           DECEMBER 31                          DECEMBER 31
                                                  -------------------------------      --------------------------------
                                                           2004              2003               2004               2003
                                                  -------------     -------------      -------------      -------------
                                                  NIS THOUSANDS     NIS THOUSANDS      NIS THOUSANDS      NIS THOUSANDS
                                                  -------------     -------------      -------------      -------------
      1.    Loans from banks                          2,859,180         3,668,341          1,995,835          1,875,279
            Less - current maturities                   651,084           661,998            498,270            320,200
                                                  -------------     -------------      -------------      -------------
                                                      2,208,096         3,006,343          1,497,565          1,555,079
                                                  -------------     -------------      -------------      -------------
      2.    Loans from others:
            Shareholders in subsidiaries
             and in proportionately
             consolidated companies                      37,611            52,386                  -                  -
            Investees                                         -                 -             48,133            154,315
            Receipts from
             time-sharing units                          33,053            33,765                  -                  -
            Others and long-term
             accrued expenses                            64,783            28,487                  -                  -
                                                  -------------     -------------      -------------      -------------
                                                        135,447           114,638             48,133            154,315
            Less - current maturities                     2,428             1,144             40,008             98,626
                                                  -------------     -------------      -------------      -------------

                                                        133,019           113,494              8,125             55,689
                                                  -------------     -------------      -------------      -------------
                                                      2,341,115         3,119,837          1,505,690          1,610,768
                                                  =============     =============      =============      =============

      3.    Classification by linkage terms and interest rates:

            THE CONSOLIDATED BALANCE SHEET:

                                                                  INTEREST RATE AT              DECEMBER 31
                                                                       DECEMBER 31      ------------------------------
                                                                              2004              2004              2003
                                                                  ----------------      ------------     -------------
                                                                                 %             NIS THOUSANDS
                                                                  ----------------      ------------------------------
            Linked to the foreign currency
             (mainly Dollar)                                               1.7-8.1           982,275         2,147,952

            Linked to the CPI                                              3.7-7.7         1,368,683         1,581,728

            Linked to the CPI                                                   -                  -            46,227

            Unlinked                                                       6.2-7.9           643,669             7,072
                                                                                        ------------     -------------
                                                                                           2,994,627         3,782,979
            Less - current maturities                                                        653,512           663,142
                                                                                        ------------     -------------

                                                                                           2,341,115         3,119,837
                                                                                        ============     =============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

      A.    LOANS (CONT'D)

      THE COMPANY BALANCE SHEET:

                                                                     INTEREST RATE AT                DECEMBER 31
                                                                          DECEMBER 31       -----------------------------
                                                                                 2004              2004              2003
                                                                     ----------------       -----------       -----------
                                                                                    %                NIS THOUSANDS
                                                                     ----------------       -----------------------------
      a.   From banks:

           Linked to the CPI                                                  6.2-6.9         1,256,006         1,502,011
           Linked to the Dollar                                               3.6-7.7           102,829           373,268
           Unlinked                                                               6.2           637,000                 -
                                                                                            -----------       -----------

                                                                                              1,995,835         1,875,279
           Less - current maturities                                                            498,270           320,200
                                                                                            -----------       -----------

                                                                                              1,497,565         1,555,079
                                                                                            ===========       ===========

                                                                     INTEREST RATE AT                DECEMBER 31
                                                                          DECEMBER 31       -----------------------------
                                                                                 2004              2004              2003
                                                                     ----------------       -----------       -----------
                                                                                    %                NIS THOUSANDS
                                                                     ----------------       -----------------------------
      b.    From investees:

            Capital note                                                           -              8,125             8,125
            Linked to the CPI                                                      -                  -            98,626
            Linked to the CPI                                                      -             40,008            47,564
                                                                                            -----------       -----------

                                                                                                 48,133           154,315
            Less - current maturities                                                            40,008            98,626
                                                                                            -----------       -----------

                                                                                                  8,125            55,689
                                                                                            ===========       ===========

      B.    DEBENTURES

                                                                                                     CONSOLIDATED
                                                                                            -----------------------------
                                                                                                      DECEMBER 31
                                                                                            -----------------------------
                                                                                                   2004              2003
                                                                                            -----------       -----------
                                                                                                     NIS THOUSANDS
                                                                                            -----------------------------
      1.    Presented at long-term liabilities
            ----------------------------------
            Debentures convertible into shares of subsidiary (1)                                646,200                 -
                                                                                            ===========       ===========
      2.    Presented between long-term liabilities and shareholders equity
            ---------------------------------------------------------------
            Debentures convertible into shares of subsidiary (2)                                165,091           340,270
                                                                                            ===========       ===========

            (1) In a private placement to institutional investors (mainly overseas) in March 2004, M-A Industries allotted non-marketable convertible debentures in the amount of 150 million dollars par value (including 5 million dollars which was issued to the underwriters in April 2004), in consideration for their par value. The debentures are for a 7-year period and bear annual interest at the rate of 1.75%. The debentures may be converted into ordinary shares of M-A Industries, of NIS 1 par value each, at a conversion rate of NIS 20.5 par value, according to a fixed exchange rate of NIS
                  4.514 per 1 U.S. dollar. The ordinary shares to be allotted as a result of the conversion of the debentures will be listed for trading on the Tel Aviv Stock Exchange.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

      B.    DEBENTURES (CONT'D)

            (1)   (cont'd)

                  On March 22, 2007, the debenture holders will have the right, by serving prior written notice to M-A Industries (between 30 and 60 days prior to March 22, 2007), to demand redemption of the debentures (principal and interest balance at such date).

                  M-A Industries will have the right to force the conversion of the debentures, beginning March 22, 2007, as long as the average share price of M-A Industries in the period of 20 business days preceding the notice of forced conversion will be more than 30% higher than the conversion price of the debentures.

                  M-A Industries committed to the debenture purchasers that it would refrain from creating additional liens on its property, the purpose of which is the guarantee of marketable securities or other securities which the M-A Industries intends to register for trading.

                  The issue costs for these debentures amounted to NIS 11 million.

            (2)   a.    In 2001, M-A Industries issued convertible bonds and
                        options for net consideration of NIS 276 million, of which NIS 257 million was allocated to the fair value of the convertible bonds.

                        M-A Industries issued NIS 270,000 thousand par value of debentures (Series A) listed on the Tel Aviv Stock Exchange, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. The debentures are repayable in one payment in November 2007 if not converted before then into shares. The debentures are convertible into ordinary shares of NIS 1 par value each of M-A Industries at the rate of NIS 10.03 (following distribution of a dividend) par value of debentures per one ordinary share.

                  b. In January 2002 M-A Industries issued NIS 133,980 thousand par value of debentures (Series A) in a private placement in a total consideration of approximately NIS 129 million. The terms of the debentures are the same as the terms of the debentures (Series A) issued by M-A Industries as above.

                  c. In June 2002 a consolidated company of M-A Industries purchased in the stock exchange approximately NIS 16,684 thousand par value of debentures (Series A) in consideration of approximately NIS 14 million.
                        During June 2003, all of the above debentures were sold for NIS 18.8 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

      B.    DEBENTURES (CONT'D)

            (2)   (cont'd)

                  d. In 2003, NIS 57,661 thousand par value of debentures (Series A) were converted into 5,566 thousand ordinary shares, NIS 1 par value, most at an exercise price of NIS 10.36 par value of debenture per ordinary, NIS 1 par value, share. M-A Industries total share capital issued as a result of the conversion is 1,270 thousand dollars, at a premium of 11,331 thousand dollars. In 2004, 179,608 thousand par value of debentures (Series A) was converted into 17,582 thousand ordinary shares, NIS 1 par value, at a conversion rate of between NIS 10.03 and NIS 10.36 in par value of the debentures for 1 ordinary share, NIS 1 par value. The total share capital issued as a result of the conversion is 3,974 thousand dollars, with a premium of 35,581 thousand dollars.

                        Subsequent to the balance sheet date and proximate to the approval date of the financial statements, NIS 12,839 thousand par value of debentures (Series A) was converted into 1,280 thousand ordinary shares, NIS 1 par value.

                        Subsequent to the balance sheet date and proximate to the approval date of the financial statements, NIS 12,839 thousand par value of debentures (series A) was converted into 1,280 thousand ordinary shares, NIS 1 par value.

                        The debentures are secured by a symbolic fixed senior lien on a deposit of NIS 1 in favor of the trustee for the debenture-holders.

                        Beginning from 2003, conversion of the debentures became probable. Accordingly, the balance of the debentures is stated in a separate item between long-term liabilities and shareholders' equity.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

      C. LIABILITIES (NET OF CURRENT MATURITIES) THAT WILL MATURE IN THE FOLLOWING YEARS SUBSEQUENT TO BALANCE SHEET DATE ARE AS FOLLOWS:

      1.    Consolidated

                                               LOANS FROM BANKS                LOANS FROM OTHERS                      DEBENTURES
                                     -------------------------          -----------------------          ------------------------
                                          DECEMBER 31                      DECEMBER 31                      DECEMBER 31
                                     -------------------------          -----------------------          ------------------------
                                          2004            2003             2004            2003             2004             2003
                                     ---------       ---------        ---------        ---------       ---------        ---------
                                                                                           NIS THOUSANDS
                                     ---------------------------------------------------------------------------------------------
       Second year                   1,284,673         626,983           20,120           7,929                -                -
       Third year                      598,769       1,649,252           17,704          13,622          165,091                -
       Fourth year                     182,326         308,944           12,941           5,150                -          340,270
       Fifth year                       52,786         224,854            9,076           4,832                -                -
       Sixth year                       18,710          43,029            1,030           1,000                -                -
       Subsequent years                 70,832         153,281           72,148          80,961          646,200                -
                                     ---------       ---------        ---------        ---------       ---------        ---------
                                     2,208,096       3,006,343          133,019         113,494          811,291          340,270
                                     =========       =========        =========        =========       =========        =========

                                                         TOTAL
                                    --------------------------
                                          DECEMBER 31
                                    --------------------------
                                         2004             2003
                                    ---------        ---------

                                    --------------------------
      Second year                   1,304,793          634,912
      Third year                      781,564        1,662,874
      Fourth year                     195,267          654,364
      Fifth year                       61,862          229,686
      Sixth year                       19,740           44,029
      Subsequent years                789,180          234,242
                                    ---------        ---------
                                    3,152,406        3,460,107
                                    =========        =========


      2.    The Company

                                             LOANS FROM BANKS            LOANS AND CAPITAL NOTE                            TOTAL
                                                                                 FROM INVESTEES
                                    -------------------------        --------------------------       --------------------------
                                         DECEMBER 31                      DECEMBER 31                       DECEMBER 31
                                    -------------------------        --------------------------       --------------------------
                                         2004            2003             2004             2003            2004             2003
                                    ---------       ---------        ---------        ---------       ---------        ---------
                                                                         NIS THOUSANDS
                                    --------------------------------------------------------------------------------------------
      Second year                   1,027,889         314,174                -           47,564       1,027,889          361,738
      Third year                      461,000       1,232,086                -                -         461,000        1,232,086
      Fourth year                           -               -                -                -               -                -
      Fifth year                        8,676               -                -                -           8,676                -
      Sixth year                            -               -                -                -               -                -
      Subsequent years                      -           8,819            8,125            8,125           8,125           16,944
                                    ---------       ---------        ---------        ---------       ---------        ---------
                                    1,497,565       1,555,079            8,125           55,689       1,505,690        1,610,768
                                    =========       =========        =========        =========       =========        =========


      D.    See Note 22 for details of security pledged to secure loans.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - TAXES ON INCOME

      A. TAX BENEFITS UNDER THE LAW FOR ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959:

      Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of up to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%. According to the alternative track, some of the plants of subsidiaries were granted a tax exemption for a two to four year period and are taxed at the preferential rate of 25% during the remaining benefits period.

      For fixed assets serving the approved enterprise, investees are entitled to an accelerated amortization deduction over five years.

      In the event that an investee distributes a dividend to shareholders out of income attributable to revenues from an approved enterprise which received a tax exemption, the company that distributes the dividend would be liable to tax at 25% of the earnings distributed.

      Deferred taxes in respect of income from approved enterprises were not provided, since it is the Subsidiaries policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

      Benefits are conditional upon the fulfillment of terms set out in law or in deeds of approval. Non-fulfillment of terms could cause cancellation of the benefit, in whole or in part, and the return of benefit sums, plus interest and linkage differentials. The investees met all terms set out as above as at the dates of the financial reports.

      As security for the implementation of the approved projects and compliance with the conditions of the approval, a pledge has been registered on the above subsidiaries' assets in favor of the State of Israel.


      B. MEASUREMENT OF RESULTS FOR TAX PURPOSES IN ACCORDANCE WITH THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (HEREINAFTER - "THE ADJUSTMENTS LAW"):

      The Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law") which has been in effect since the 1985 tax year, instituted the measurement of results for tax purposes on a real basis. The various adjustments required under the Adjustments Law are meant to bring about taxation of income on a real basis. However, the adjustment of nominal income under the tax laws is not always identical to the inflationary adjustment according to the Opinions of the ICPAI. Consequently, differences are created between reported incomes according to the financial statements and between the adjusted income for tax purposes.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - TAXES ON INCOME (CONT'D)

      C.    LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969:

      Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have in fact claimed, accelerated rates of depreciation. Likewise, certain subsidiaries are entitled to file consolidated tax returns with the tax authorities.


      D.    TAX RATES APPLICABLE TO INCOME FROM OTHER SOURCES:

      Income not eligible to "approved enterprise" benefits, mentioned in Note 16 A. above, is liable to tax at the regular rate of 35% (or if the investee is registered and operates outside of Israel, at the tax rate prescribed for that territory).

      E.    LOSSES FOR TAX PURPOSES CARRIED FORWARD TO FUTURE YEARS AND TAX
            ASSESSMENTS:

      1. The consolidated balance of tax loss as at December 31, 2004 carryforwards to next years amounted to approximately NIS 3,030 million as at balance sheet date, out of which NIS 1,432 million relates to Koor.
            Carryforward tax losses are linked to the CPI, according to the Adjustments Law.

      2.    The Company has received final assessments until 2002 tax year.

      3. See Note 18A(7)(C) regarding fiscal claims against a subsidiary of M-A Industries.

      F.    AMENDMENT TO THE INCOME TAX ORDINANCE

      On June 29, 2004, the Knesset passed the "Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) - 2004" (hereinafter - the Amendment). The amendment provides for a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%.

      Current taxes and deferred tax balances as at December 31, 2004 were calculated based on the new tax rates prescribed in the Amendment. The effect of the change in the consolidated financial statements as at the beginning of 2004 is a decrease in income tax expenses of NIS 5,083 thousand.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - TAXES ON INCOME (CONT'D)

      G.    DEFERRED TAXES:

      1. Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                           DECEMBER 31
                                                                                    --------------------------
                                                                                      2004              2003
                                                                                    --------          --------
                                                                                           NIS THOUSANDS
                                                                                    --------------------------
            WITHIN CURRENT ASSETS IN RESPECT OF:
            Provision for vacation pay and severance benefits                         16,098            28,185
            Operating loss and capital loss carried forwards (2)                      89,513            92,327
            Inventory, net of customer advances                                       67,868             3,757
            Timing differences in respect of recognition of income
             and expenses, net                                                        (2,169)           31,761
                                                                                    --------          --------
            Total in current assets, net                                             171,310           156,030
                                                                                    ========          ========
            WITHIN LONG-TERM ASSETS IN RESPECT OF:
            Depreciation                                                             (21,110)          (33,256)
            Operating loss and capital loss carried forwards                         691,275          *917,920
            Liability in respect of employee severance benefits                        9,523            28,680
            Other                                                                       (367)            3,709
                                                                                    --------          --------
                                                                                     679,321           917,053
            Balance not expected to be realized (1)                                 (666,588)        *(856,516)
                                                                                    --------          --------
            Total in other long-term assets                                           12,733            60,537
                                                                                    ========          ========
            WITHIN SHORT-TERM LIABILITIES IN RESPECT OF:
            Provision for vacation pay and severance benefits                              -                71
            Timing differences in respect of recognition of income
             and expenses                                                               (183)           (5,054)
                                                                                    --------          --------
            Total in other payables                                                     (183)           (4,983)
                                                                                    ========          ========
            WITHIN LONG-TERM LIABILITIES IN RESPECT OF:
            Depreciation                                                            (374,761)         (364,906)
            Operating loss and capital loss carried forwards                          81,115          *125,892
            Inventories less customer advances                                         9,934                 -
            Liability in respect of employee severance benefits                       45,049            41,842
            Other                                                                     (1,805)           (2,615)
                                                                                    --------          --------

                                                                                    (240,468)         (199,787)
                                                                                    ========          ========

            (1) The Company and certain subsidiaries have deferred tax assets, that are not expected to be realized, because of accumulated tax loss carryforwards and other timing differences. Companies Management's believes that it is not likely that these balances will be realized and, accordingly, no deferred taxes were created in respect thereof.

            (2)   The Company's balance - see Notes: 3G(2), 3C(7).

            *     Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - TAXES ON INCOME (CONT'D)

      G.    DEFERRED TAXES (CONT'D):

      2. Balances and movement of deferred taxes in the consolidated balance sheet:

                                                                                                 TIMING
                                                                                                 DIFFERENCES IN
                                                 INVENTORIES     PROVISIONS      LOSSES AND      RESPECT OF
                                 DEPRECIABLE     NET OF          FOR             DEDUCTIONS      RECOGNITION
                                 FIXED           CUSTOMER        EMPLOYEE        CARRIED         OF INCOME
                                 ASSETS          ADVANCES        RIGHTS          FORWARD         AND EXPENSES    TOTAL
                                 --------        --------        --------        --------        --------        --------
                                                                        NIS THOUSANDS
                                 ----------------------------------------------------------------------------------------
      BALANCE AS AT
       JANUARY 1, 2003           (400,721)         (6,905)        140,842         178,883          39,849         (48,052)
      Translation
       differences in
       subsidiaries                21,304           1,386          (7,627)         (9,026)          8,606          14,643

      Amounts charged
       to statement of
       operations                 (18,745)          9,276         (34,437)        109,766         (20,654)         45,206
                                 --------        --------        --------        --------        --------        --------

      BALANCE AS AT
       DECEMBER 31,
       2003                      (398,162)          3,757          98,778         279,623          27,801          11,797

      Translation
       differences in
       subsidiaries                 8,057             (59)         (1,124)         (4,219)           (211)          2,444

      Adjustments to
       changes in
       tax rate                    19,202             (93)           (918)         (9,704)         (3,404)          5,083

      Amounts charged
       to statement of
       operations                  (7,229)         74,197         (26,066)        (66,922)        (28,710)        (54,730)

      Other differences, net*     (17,739)              -               -          (3,463)              -         (21,202)
                                 --------        --------        --------        --------        --------        --------

      BALANCE AS AT
       DECEMBER 31,
       2004                      (395,871)         77,802          70,670         195,315          (4,524)        (56,608)
                                 ========        ========        ========        ========        ========        ========

*     Mainly subsidiaries that were sold/acquired, net.

Deferred taxes were computed at tax rates of 22% - 35%.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - TAXES ON INCOME (CONT'D)

      H.    TAXES ON INCOME INCLUDED IN CONSOLIDATED STATEMENTS OF OPERATIONS:

      1.    Composition:

                                                    YEAR ENDED DECEMBER 31
                                            ----------------------------------
                                               2004          2003          2002
                                            -------       -------       ------
                                                       NIS THOUSANDS
                                            ----------------------------------
      Current taxes                         242,082       111,910       84,836
      Deferred taxes                         49,647       (45,206)      64,479
      In respect of previous years, net      (4,629)       18,668       (8,136)
                                            -------       -------       ------
                                            287,100        85,372      141,179
                                            =======        ======      =======

      2. Below is the adjustment between the theoretical tax amount which would have been applicable if all the income of Koor Group and the consolidated companies were taxable at 35%, and the tax amount charged in the statement of income.

                                                                               YEAR ENDED DECEMBER 31
                                                                  --------------------------------------------
                                                                     2004               2003              2002
                                                                  -------            -------          --------
                                                                                   NIS THOUSANDS
                                                                  --------------------------------------------
            Earnings (losses) before taxes on income, as
             reported in the statement of operations              892,665            448,364          (313,650)
                                                                  =======            =======          ========

            Statutory tax rate                                        35%                36%               36%
                                                                  =======            =======          ========

            Theoretical tax expenses (income) in respect
             of these earnings (losses)                           312,433            161,411          (112,914)
            Increase (decrease) in taxes resulting from
             the following factors - the tax effect:
            Tax benefits under various encouragement laws         (49,676)           (32,790)          (58,461)
            Non-deductible expenses for tax purposes               19,611             22,650           144,711
            Losses for which deferred taxes were
             not recorded                                         113,347             40,470           194,666
            Provisions for anticipated losses from the
             sale of assets, net                                        -             25,748            43,699
            Tax loss carried forwards from prior years for
             which deferred taxes were not created and
              which were utilized during the current year         (20,037)                 -           (60,132)
            Deferred taxes in respect of prior years and
             which were written-off at the reporting year          75,601                  -                 -
            Tax losses from prior years, for which
             deferred taxes were recorded this year               (77,483)           (58,903)                -
            Differences between the measurement
             basis according to the financial statement
             to measurement basis for tax purposes                  9,520            (25,660)           24,032
            Taxes in respect of prior years                        (4,629)            18,668            (8,136)
            Effect of foreign subsidiaries *                      (93,213)           (63,328)          (28,862)
            Others **                                               1,626             (2,894)            2,576
                                                                  -------            -------          --------
            Total taxes on income                                 287,100             85,372           141,179
                                                                  =======            =======          ========

            *     Relates to territories of operations in which the statutory tax rate is lower than that used in Israel.
            **    Including influence of changes in tax rate.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - LIABILITIES FOR EMPLOYEE SEVERANCE BENEFITS, NET

      A.    PENSION, SEVERANCE PAY AND RETIREMENT GRANTS:

      Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire. In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. As the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Company's liability for employee severance benefits.
      Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. Where amounts accumulated in the pension funds are insufficient to cover such severance pay, the company and its subsidiaries will make up the amount of the shortfall at the time of payment.

      In certain subsidiaries, past experience has shown that the vast majority of employees continue to work until they reach retirement age, and these companies were not required, in the past, to make up significant shortfalls for employees who chose early retirement. Accordingly, the managements of these companies believe that there is a low probability that such shortfalls will be paid. Therefore, the financial statements of these companies do not include a provision. The financial statements of the other Group companies include a suitable provision, based on management's estimate of the salary components used to compute the pension for full coverage of the said obligation.
      Regarding companies in which enhanced severance has been planned or agreed upon for the employees, appropriate provisions have been made for the supplementary amounts.

      In January 2004, the Retirement Age Law, 2004 ("the Law") was enacted. The Law raises the retirement age for men and women. In the estimation of the management of the Company and its investees, the Law will not have a material impact on the Group's recorded liability for early pension in respect of its employees, beyond the provisions that were included in this respect.

      B.    FUNDS FOR SEVERANCE PAY AND RETIREMENT GRANTS:

      The funds provisions in severance pay funds include accrued linkage differences and interest, and they are deposited in severance pay funds in banks and insurance companies. Withdrawals from the funded provision monies are contingent on fulfillment of the provisions of the Severance Pay Law.

      C.    EARLY RETIREMENT PENSION:

      Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3%-0.4% per month (3.6% - 5% per annum).

      D.    COMPENSATION FOR UNUTILIZED SICK LEAVE:

      A provision for unutilized sick leave, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55. Due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilization of sick leave or early retirement), no provision has been made. The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilized.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - LIABILITIES FOR EMPLOYEE SEVERANCE BENEFITS, NET (CONT'D)

      E. LIABILITIES FOR SEVERANCE BENEFITS, WHICH ARE PRESENTED IN THE BALANCE SHEET, AND THE AMOUNT FUNDED IN SEVERANCE PAY FUNDS, ARE AS
            FOLLOWS:

                                                     CONSOLIDATED                         COMPANY
                                               -------------------------          ------------------------
                                                  DECEMBER 31                          DECEMBER 31
                                               -------------------------          ------------------------
                                                  2004              2003           2004               2003
                                               -------           -------          -----              -----
                                                  NIS THOUSANDS                       NIS THOUSANDS
                                               -------------------------          ------------------------

      Severance pay and retirement grants      265,013           259,455          6,903              3,227

      Amount accrued for
       early retirement                        184,335           186,059            575                548

      Amount accrued in respect of
       unutilized sick leave                    14,177            11,853            362                314
                                               -------           -------          -----              -----
                                               463,525           457,367          7,840              4,089

      Less - amount funded                     266,357           265,365          2,865              2,605
                                               -------           -------          -----              -----

                                               197,168           192,002          4,975              1,484
                                               =======           =======          =====              =====

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS

      A.    CONTINGENT LIABILITIES

      1.    Anti-Trust Commissioner:

            a) During 1997, an investigation was conducted on behalf of the Anti-Trust Commissioner ("the Commissioner") in connection with alleged violations of the Anti-Trust Law, 1988 ("the Anti-Trust Law"), relating to alleged price fixing and absence of competition between Tadiran Ltd. (a subsidiary of Koor - "Tadiran") and Tadiran Telecommunications Ltd. (a former subsidiary of Koor that merged with ECI - "Telecommunications") and between Telrad Networks Ltd. (a subsidiary of Koor - "Telrad").

                  On September 7, 2004 it was agreed with the Commissioner that he would issue an order according to Section 50B of the Anti-Trust Law by which Tadiran and Telrad would pay to the State Treasury the total amount of NIS 8 million, without this being considered an admission of guilt by the above companies and/or any of their officers to committing any crime. It was further agreed that indictments would not be filed, in the field of public switches and in the field of private switches, and the Commissioner would not take any further action against the companies and/or their officers. The order was approved by the Court. In accordance with the agreement with the Commissioner, a provision of NIS 8 million was included in the consolidated financial statements as at December 31, 2004.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS

      A.    CONTINGENT LIABILITIES (CONT'D)

      1.    Anti-Trust Commissioner (cont'd)

            b) On February 2, 2005, Koor's offices received notice from the Anti-Trust Authority that it was considering the possibility of prosecuting Koor, together with 7 other companies that are not members of the Koor Group (including 2 companies that had been owned by Koor on the relevant dates, and were later sold to third parties) and 9 executives (including 2 who had been salaried employees of Koor on the relevant dates), for violations of the anti-Trust Law. The notice came in the wake of an investigation opened by the Anti-Trust Authority in the other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claims that two companies that belonged to the Koor Group in the past had colluded with two other companies in the years 1992-1998.

                  According to the Anti-Trust Law, penalties can be imposed on those who violate the Law, but the Company believes, based on its legal counsel, that the said penalties, if imposed, will not have a material effect on the financial statements. Moreover, there may be civil implications if it is possible to prove that damages were caused by the aforementioned violation. The Company is unable to assess the implications in the civil law track, if any, especially due to the fact that in the opinion of the Company and its legal counsel, for the vast majority of the period involved, the statute of limitations has expired.

      2. On September 21, 2004 a suit was filed against the Company, Bezeq - the Israel Telecommunications Company Ltd., Tadiran Ltd., Telecommunications, Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Law, and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

            On March 10, 2005, the Company and the other defendants submitted to the District Court their decisive objection to the request of the plaintiff to certify the claim as a class action.

            In the estimation of the Company, based on its legal counsel, the chances for the suit and for the action to be recognized as a class action are remote.

            As to the indemnification Tadiran gave to ECI, see Note 18A(6)(a) below.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

      A.    CONTINGENT LIABILITIES (CONT'D)

      3.    Elisra

            a) As part of the agreement for the sale of part of the Company's holdings in Elisra to Elta, as described in Note 3E(2), Koor undertook to indemnify Elta for damages, as defined in the agreement, which will be sustained as a result of breach of representations made to Elta in the agreement. The main points of the indemnification undertaking liabilities that have not expired are as follows:

                  1. Any amount of damages that will be sustained as a result of breach of the representation concerning the insurance indemnity rights to which the Elisra Group is entitled, relating to the fire that occurred at the Group's plants, see Note 3E(1). Elta's right to demand payment of the indemnity in this matter carries no time limit.

                  2. Any amount of damages that will be sustained as a result of tax payments in respect of the tax year 2001, for which Elisra will be liable, and that are at least 4 million dollars higher than the total provisions for taxes included in Elisra's financial statements for 2001; provided that the demand for payment of indemnity is submitted by Elta not later than 30 days after the date on which the self-assessment in respect of that tax year becomes final.

            b)    Financial covenants

                  1. Elisra's undertakings with banks are secured by negative pledges. Under the terms of the negative pledges, Elisra undertook to maintain financial covenants (which will be measured on the basis of the consolidated financial statements), including a minimum ratio of shareholders' equity to total assets (as described in the agreement), minimum current ratio, amount of shareholders' equity and minimum pre-tax earnings. In addition, certain limitations were imposed on the Elisra with respect to furnishing guarantees to third parties, creating new liens and the sale or transfer of assets in material amounts.

                  2. During 2004, Elisra took out long-term loans totalling 20 million dollars. Under the terms of these loans, Elisra's undertakings toward the credit providers include meeting financial covenants as provided in Note 18(b)(1) above, as well as a debt coverage ratio, as defined in the agreement, which will be measured on the basis of Elisra's unconsolidated financial statements. Likewise, limitations were also imposed on Elisra relating to the distribution of a dividend and other payments to its shareholders, as stipulated in the agreement.

                        In the estimation of Elisra's management, during the report period and as at the balance sheet date, Elisra was in compliance with the above financial covenants.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

      A.    CONTINGENT LIABILITIES (CONT'D)

      4. In accordance with the agreements with the banks, Koor undertook to maintain certain financial covenants, including minimum shareholders' equity and debt capital - of Koor and certain investees, ratio of shareholders' equity to debt capital, a ban on creating pledges or furnishing guarantees without the advance consent of the banks, and limitations prescribed in the agreement. Koor also undertook to repay part of the existing debt, by using the proceeds to be received from the realization of certain assets, if they are realized. Additionally, Koor undertook not to sell the shares of a certain investee, except for cash, and at a percentage not to exceed that stipulated in the agreement with the banks and other limitations as mentioned in the above agreements.

            As at the balance sheet date, Koor is in compliance with the above covenants.

      5.    Telrad

            a. In October 1994, a claim in an unspecified amount was filed by the Engineers Union against Telrad. The claim pertains to recognition of the applicability to Telrad engineers of the salary tables included in the general collective agreements signed in the years 1994 and 1995, between the Engineers Union and employers in the public service sector, beginning January 1, 1993,
                  On January 31, 1996, Tel Aviv District Labor Court issued a ruling, which dismissed outright the claims of the Engineers Union.
                  The Engineers Union appealed the ruling to the National Labor Court, which ruled that the agreement is a collective agreement governing the relations between Telrad, the Union and the Telrad employees. Telrad filed an appeal with the Supreme Court.

                  On January 29, 2002, a ruling was issued dismissing Telrad's appeal. Consequently, the next stage is a hearing of evidence by the Labor Court concerning the applicability of public service sector to salaries in Telrad.

                  In April 1996 a parallel claim was filed by the Lod Workers Council and the Monthly Workers Committee, to have the salary scales of the public services sector applied to the employees of Telrad.

            b. In 1999, a claim was filed against Telrad by company employees who are members of Telrad's workers' committee. They are suing to be given accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will rule that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition, a motion was filed to recognize the plaintiffs as representatives of all of Telrad's workers and employees. The court dismissed the motion for a class action. A defense brief has been filed by Telrad.

            Telrad recorded an appropriate provision in respect of the above claims.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

      A.    CONTINGENT LIABILITIES (CONT'D)

      5.    Telrad (cont'd)

            c. As part of the agreement for the sale of shares of Telrad Networks (see Note 3D(1)), Koor and Telrad Holdings (a wholly-owned subsidiary of Koor) undertook indemnifications in respect of the following events:

                  1. Damage or loss sustained by the buyer from a decline in the value of the acquired shares as a result of a decrease in the equity value of Telrad Networks due to erroneous representations made on the transaction date. This indemnification will be in force until 30 days after publication of the financial statements of Telrad Networks as at December 31, 2006, except for representations on the capital structure of Telrad Networks and tax items in the financial statements, for which there is no time limit on indemnification.

                  2. Telrad Networks not meeting certain targets as defined in the agreements. The indemnifications listed in this item are for between two and five years.

                  3. Damage or loss sustained by the buyer in respect of erroneous representations with respect to the sellers' ownership of the shares being sold and their ability to execute the sale. This indemnification will have no time limit.

                  The total amount of the indemnification is limited to the amount of the consideration received from the sale of the shares of Telrad Networks (except in respect of claims, the cause of action of which is fraud, in which the amount is unlimited). As at the publication date of the financial statements, the amount of the proceeds received is about 10 million dollars.

                  In the event the indemnification is invoked according to one of the causes of action described previously, the amount of the indemnification will be deducted from the loans that the seller made available to Telrad Networks as part of the sale agreement.

                  Additionally, indemnification was given in respect of expenses that Telrad Networks will incur at an amount exceeding the sum stipulated in the agreement in respect of the recognition of a class action filed in September 2004 relating to anti-trust activities (see Note 18A(2)).

      6.    Tadiran and its investees

            a. In the 1999 merger agreement between ECI and Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd. undertook to indemnify ECI for any damages (in excess of the amount defined in the agreement) it sustains as a result of matters under investigation by the Anti-Trust Commissioner.

                  This indemnification will remain valid for a period of seven years from the date of the merger and may be extended for an additional period, as long as these matters are under investigation by the Commissioner.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

      A.    CONTINGENT LIABILITIES (CONT'D)

      6.    Tadiran and its investees (cont'd)

            b. Employees of a Tadiran plant that closed during 1990 filed actions against Tadiran, alleging that they sustained injuries or certain work-related illnesses resulting from alleged exposure to certain substances.

                  Tadiran has insurance policies which, relying on legal opinions, substantially cover possible damages resulting from these claims. Therefore, no provisions have been made in respect of these claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in liquidation.

            c. In October 1999, Bezeq - The Israel Telecommunication Corp. Ltd. ("Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses sustained by Bezeq due to delays in the performance of projects ordered in development and application contracts originally signed between Bezeq and TTL, in the amount of approximately 8.6 million dollars ("main claim").

                  Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to these contracts, and which were not paid in full, in the amount of approximately 1.7 million dollars ("alternative claim").

                  In an arbitration judgment issued on February 17, 2000, all of Bezeq's arguments regarding Tadiran's liability for the main claim were dismissed. The arbitration judgment rules that pursuant to the contractual commitments between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The negotiations between the parties for a settlement were unsuccessful, and the matter was returned to the arbitrator for his decision. In February 2003, a supplementary arbitration agreement was signed. The parties submitted their written arguments and the arbitrator issued his ruling on February 26, 2004. In his ruling, the arbitrator affirmed Tadiran's position and ruled in accordance with the parameters for calculating the damages that Tadiran is meant to pay to Bezeq. The parties conducted negotiations regarding implementation of the aforementioned parameters, and they agreed that the final amount would be NIS 4.6 million, which was paid subsequent to balance sheet date. The financial statements of the Company include an adequate provision.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

      A.    CONTINGENT LIABILITIES (CONT'D)

      7.    M-A Industries and its investees

            a.    Quality of the environment

                  The activities of M-A Industries are exposed to the risks of harming the environment, since it manufactures, stores and sells chemicals. M-A Industries invests significant amounts in order to comply with the provisions of environmental laws and regulations, and in the opinion of the management it does comply therewith. According to M-A Industries' insurance experts, the insurance policies provide coverage in the event of a sudden unexpected occurrence of environmental pollution in Israel and worldwide, subject to the relevant terms of the policy. As at balance sheet date, M-A Industries does not have insurance coverage for continuous environmental pollution. Such insurance is difficult to obtain, and even where it can be obtained, M-A Industries believes that the terms of the insurance, including the sum insured, do not at present justify taking out such insurance.

                  Pursuant to an agreement with the Ministry of environmental Protection, subsidiaries decided to construct facilities for the biological treatment of waste. Construction of the facility will take about 3 years. In the estimation of M-A Industries management, the aggregate construction cost will be between 30 million dollars and 40 million dollars.

                  One of the plants of M-A Industries subsidiary is located in Ramat Hovav, along with other chemical plants, since the Government decided that the area is suitable for the construction of chemical plants under the assumption that the geological layers in that particular area are completely impermeable to seepage or pollution. The Ministry of the Environment ("The Ministry") conducted tests, which determined that there are indications of subterranean pollution in Ramat Hovav. The investigators recommended that steps be taken to prevent the continuation of leakages from active and inactive plants, which could constitute a source of pollution of the water table in the area. The subsidiary may be required to clean up the relevant areas or subterranean layers if and when it is found that the subsidiary is responsible for the said contamination. Over the past several years various tests have been performed by different agencies to test the ground contamination in the Ramat Hovav area as well as the area surrounding the subsidiary's premises in Be'er Sheva. In the opinion of the subsidiary Management, no material consequences on the financial statements are expected due to application of the recommendations deriving from the said examinations.

                  In May 2004, a subsidiary of M-A Industries owning additional plants at the Ramat Hovav site, received notice of a change in the terms of the license, whereby the plants must change the method used to treat sewage from the existing treatment, do so independently and through the implementation of vaporization processes. These terms include demands that, within a short period of time, the plants conduct research and development for the purpose of customizing the process to the composition of each plant's sewage, and later, to build a suitable facility. Additionally, formulation processes are to be implemented, whereby the plants must present the Ministry with a research and development program for the purpose of implementing the process with respect to the sewage. At the same time, the Ministry of the Environment set the date by which the plants must treat the sewage in the requisite format and to stop the flow of sewage into the Council's vaporization pools and treatment facilities.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

      A.    CONTINGENT LIABILITIES (CONT'D)

      7.    M-A Industries and its investees

            a.    Quality of the environment (cont'd)

                  On October 10, 2004, a subsidiary of M-A Industries, together with the Israel Manufacturers Association and other companies, filed an administrative appeal with the Beer Sheba District Court against the Ministry of the Environment. The subject of the appeal is the additional conditions for obtaining a business license imposed on the appealing plants in May 2004 which are engaged in the treatment and discharge of sewage created by their activities. In the appeal, the District Court was asked to issue an order declaring that the additional terms are nullified.

                  On December 29, 2004 a preliminary hearing on the appeal was held. The hearing on the appeal was scheduled for March 2005.

                  In the estimation of M-A Industries management, based on its legal counsel, in view of the preliminary stage of the process, it is not possible at this time to estimate the prospects of the administrative appeal. In the estimation of M-A Industries, if the appeal is dismissed, it will have a material effect on the activities of the plant in Ramat Hovav and/or will require investments of amounts that M-A Industries is unable to estimate at this time.

                  On November 28, 2004, the Government reached a decision approving a plan related to reducing air and water pollution deriving from the "Ramat Hovav" industrial area.

                  The key points of the plan are:

                  (a)   Treatment of the plants' sewage
                        -------------------------------

                        1. By June 30, 2006, the flow of untreated sewage to the joint biological treatment facility will be halted and each plant will treat the sewage to the quality level prescribed by the Ministry of the Environment (as derive from the additional conditions for a business license from May 2004).

                        2. By December 31, 2007, the flow of waste water to the vaporization pools will be halted and each plant will treat the waste water, to the level of quality and concentration of salts prescribed by the Ministry of the Environment (as derived from the additional conditions for a business license from May 2004).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

      A.    CONTINGENT LIABILITIES (CONT'D)

      7.    M-A Industries and its investees (cont'd)

            a.    Quality of the environment (cont'd)

                  (b)   Rehabilitation of existing vaporization pools
                        ---------------------------------------------

                        1. On January 1, 2005, the Ramat Hovav Industrial Council will begin taking action to dry and rehabilitate the area of the vaporization pools spanning 15,000 square meters, in an attempt to complete the drying and rehabilitation activities by not later than the end of 2012.

                        2. The Ramat Hovav Industrial Council will submit a detailed plan and timetable for drying and rehabilitating the vaporization pools site to the Ministry of the Environment for approval by December 31, 2004.

                  (c)   Treatment of air pollution
                        --------------------------

                        The Ministry of the Environment will formulate and operate a plan to prevent exceptional emission of hazardous materials into the air from the Ramat Hovav industrial area.

                  As to the possible implications of the Government's decision on the activities of M-A Industries, see above.

                  A criminal complaint was filed against M-A Industries and one of its executives by the Man, Nature and Law Foundation. The complaint accuses M-A Industries that in several instances during 1999-2002, there were measurements at its Ramat Hovav plant of chimney emissions of materials at prohibited concentrations, which created strong air pollution.
                  M-A Industries does not admit to the charges in the complaint. In the opinion of M-A Industries and its legal counsel, because of the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure. Therefore, the financial statements do not include a provision in respect thereof.

            b. In 1995, a claim was filed against a subsidiary of M-A Industries and several other defendants, totaling approximately NIS 137.5 million, by a group that had acquired the rights of two banks which declared bankruptcy. The subsidiary is being sued as the guarantor of debts of agricultural cooperatives that were its former shareholders. The position of the subsidiary is that it was removed from the guarantee agreement under the terms of a subsequent agreement between the bank, the previous shareholders and a subsidiary of the former shareholders. The subsidiary's financial statements include a provision of NIS 8.6 million, based on the possibility of a compromise agreement with the plaintiffs. In the estimation of the subsidiary, based on the opinion of its legal counsel, the provision recorded is sufficient to cover any possible loss from this claim.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

      A.    CONTINGENT LIABILITIES (CONT'D)

      7.    M-A Industries and its investees (cont'd)

            c. Administrative proceedings, civil actions and other monetary claims of approximately NIS 209 million have been filed against a subsidiary of M-A Industries. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the subsidiary's success in the proceedings and its defense against the above claims and demands are high. The subsidiary believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result, if any, from these claims.

            d. On the matter of undertaking in securitization of transactions, and on the matter of compliance with financial covenants, see Note 3C(2).

      8. The other shareholders ("the plaintiffs") in Herods, a proportionately consolidated company of Sheraton Moriah (Israel) Ltd., a subsidiary of Koor, filed a "motion for approval of a claim as a derivative action" with the Tel Aviv District Court against Sheraton and a subsidiary. The derivative action for which they are seeking approval is for the cancellation of the management agreement between Herods and a subsidiary, as part of the arbitration process to which the claim has been referred. The claim itself deals with the plaintiffs' arguments regarding breaches in the management and image promotion agreements.
            As a result of negotiations conducted between the parties, a compromise agreement was signed on February 26, 2005, pursuant to which the motion for approval of the derivative claim will be dismissed, and the proceedings of the derivative claim will be stricken. The compromise agreement is subject to the approval of the board of directors of the parties. After such approval is given, a final binding agreement will be signed and the parties will appeal to stay the proceedings.

      9. In addition, a number of claims have been filed against certain investees concerning various matters arising in the normal course of business, including litigation with tax, customs and VAT authorities, which are in various legal proceedings. In the estimation of the managements of these companies, based on the opinions of their legal counsel, the provisions for these claims included in their financial statements, are adequate in light of the circumstances.

      10.   On conditions relating to an investment grant - see Note 10A(2).

      11. In Israel, the Stamp Duty on Documents Law, 1961 ("the Law") is applicable to various documents at different rates, depending on the kind of document and the amount stipulated therein, or not stipulated therein. In June 2003, the wording of Section 15.A of the Law was amended, prescribing who is obligated for the stamping of documents.
            Since June 2003, the Israeli tax authorities have intensified the enforcement of the Law. The amendment to the Law and the enforcement activities of the tax authorities were brought before the Supreme Court for a hearing, on which a ruling has not yet been issued. Moreover, according to the legislative trends, the Stamp duty tax is expected to be gradually eliminated, until it is fully cancelled in 2008.
            Certain investee companies received a request from Tax Authorities to produce documents.
            In the estimation of the managements of the Company and the investees, based on the opinions of their legal counsel, the Companies are not expected to have material exposure in respect of any demand related to the Stamps Duty Law.

      12.   On the indemnity granted to Claridge as advisor - see Note 25C(2).

      13. In connection with the indemnification of the appraiser who conducted a valuation for ECI, see Note 3A(1).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

      A.    CONTINGENT LIABILITIES (CONT'D)

      14. The liabilities of directors and officers in the Company and investees are insured by leading insurance companies in Directors and Officers Insurance (D&O), subject to the terms of the insurance policy.
            Additionally, in accordance with a resolution of the general meeting of the Company's shareholders, the Company resolved to indemnify the directors and officers for various events that are not covered by the insurance, at a monetary amount exceeding the insured amounts, all as provided in the said resolution.

      15. In connection with the indemnification of the appraiser who conducted a valuation for Tadiran Communications Ltd, see note 3H(1).

      B.    COMMITMENTS

      1. Several companies in the Group have research and development contracts with the Government of Israel. Under these contracts, the companies are required to pay royalties to the Government of Israel if they generate income from such research (at rates of 2% - 5% of sales proceeds from products resulting from the research and development), in amounts not exceeding 100% - 150% of the amounts of the grants, linked to the dollar, received by the companies as participation in the research and development projects.

            Royalty expenses paid to the Government of Israel in respect of these research and development contracts, are as follows:
            In the year ended December 31, 2004 - NIS 29,758 thousand.
            In the year ended December 31, 2003 - NIS 22,902 thousand.
            In the year ended December 31, 2002 - NIS 24,662 thousand.

      2. Certain subsidiaries undertook to pay royalties at the rate of 3% per year in respect of the incremental export sales, up to the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the dollar.

      3. Commitments for the purchase of fixed assets: December 31, 2004 - NIS 22 million; December 31, 2003 - NIS 50 million.

      4. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include renewal options. The expenses of these companies were NIS 43 million in 2004, NIS 50 million in 2003 and NIS 60 million in 2002.
            Future minimum payments under the operating leases and rental fees for the years subsequent to balance sheet date, are as follows:

                                                                     DECEMBER 31
                                                                            2004
                                                                 ---------------
                                                                 (NIS THOUSANDS)
                                                                 ---------------

            First year                                                    41,960
            Second year                                                   34,044
            Third year                                                    21,514
            Fourth year                                                    8,748
            Fifth year and thereafter                                     26,961
                                                                 ---------------
                                                                         133,227
                                                                 ===============

      5. Koor Corporate Venture Capital's commitment for additional investments in a venture capital fund, as at the signing date of the financial statements is approximately 5 million dollars.

      6. A subsidiary of M-A Industries has agreements regarding long-term supply contracts with a multinational company in the amount of 17 million dollar per year for a period of five years (2001-2006).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - CONVERTIBLE SECURITIES OF INVESTEE COMPANIES

      OPTION WARRANTS TO EMPLOYEES:

      Certain investees issued options to their employees until 2004 inclusive. Employee entitlement to such options is usually accrued over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.


      CONVERTIBLE DEBENTURES AND OPTIONS

      See Note 15B.

      At each reporting period, Koor reviews the probability that the convertible securities will be exercised. If a loss, as a result of dilution, following the convertible securities exercise, is expected, the Company records the loss.


NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS

      A.    SHARE CAPITAL IS COMPOSED AS FOLLOWS:

                                                DECEMBER 31, 2004                    DECEMBER 31, 2003
                                          ----------------------------         -----------------------------
                                          AUTHORIZED        ISSUED AND         AUTHORIZED         ISSUED AND
                                                           OUTSTANDING                           OUTSTANDING
                                          ----------        ----------         ----------         ----------
      Number of shares:
      Ordinary shares, par value
       of NIS 0.001 (1) (3) (5)           83,932,757        16,033,213         83,932,757         15,950,188
                                          ==========        ==========         ==========         ==========

      Deferred shares, par value
       of NIS 0.001  (2) (4)              15,792,243        15,156,533         15,792,243         15,156,533
                                          ==========        ==========         ==========         ==========

      Amount in nominal NIS:
      Ordinary shares, par value
       of NIS 0.001                           83,933            16,033             83,933             15,950
                                          ==========        ==========         ==========         ==========

      Deferred shares, par value
       of NIS 0.001                           15,792            15,157             15,792             15,157
                                          ==========        ==========         ==========         ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS

      A.    SHARE CAPITAL IS COMPOSED AS FOLLOWS:

      (1) These shares are listed on the Tel Aviv Stock Exchange (TASE). On December 31, 2004, the share price on the TASE was NIS 224.90.

            The ADS, (American Depository Shares) each of which represents 0.2 ordinary shares, par value of NIS 0.001 (hereinafter - Ordinary Shares), are traded on the New York Stock Exchange (NYSE). The ADS price on the NYSE on December 31, 2004 was 10.56 dollars.

      (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in a dividend distribution of any kind.

      (3)   On the balance sheet date, subsidiaries hold 15,799 Ordinary Shares.

      (4) A subsidiary of Koor - Koor Trusts (1995) Ltd. (in voluntary liquidation) had held 624,577 deferred shares of Koor, and in anticipation of its final liquidation, sold them to Koor Investments Ltd. (a subsidiary of Koor) in 2004.

      (5)   During 2004, options in the employee stock option plans (See Note
            20C) were exercised for 83,025 ordinary shares.


      B.    BUY-BACK OF COMPANY SHARES

      On April 7, 2000, Koor's Board of Directors resolved to approve a framework of 50 million dollars for buying back ordinary shares of Koor. In the framework, which was fully utilized in 2000, 538,592 ordinary shares were purchased (approximately 3.4% of the ordinary share capital), at a cost of approximately NIS 219 million. This amount is deducted from the shareholders' equity of the Company.

      On December 31, 2001, the Company purchased 154,637 of its ordinary shares from a subsidiary at the market price. The transaction was treated according to the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Corporation and its Controlling Shareholders), 1996.

      On May 27, 2003, a foreign institutional investor (hereinafter - "the Buyer") purchased 500,000 of the aforementioned Company's shares. The Purchaser declared that the sale was effected without his requesting or receiving any information from the Company, and undertook not to trade the shares to be purchased within a specified period.
      The sale was effected on that day in an off-market transaction, at the market price, for total consideration of NIS 43 million.

      The Company holds a total of 193,229 of its shares. The amount deducted from shareholders' equity at the balance sheet date in respect of the shares held by the Company and subsidiaries is NIS 80,321 thousand.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

      C.    STOCK OPTIONS TO SENIOR EMPLOYEES

      1.    1997 plan:

            In 1997, 188,968 stock options were allotted under this plan.

            On March 22, 2000, Koor's Board of Directors resolved to amend the plan so that for an employee who resigned and who holds stock options that vested before his resignation, their exercise period would be until the end of the five years from the inception date of the plan (hereinafter - "Amendment of the exercise period for employees who resign").

            On August 6, 2000, Koor's Board of Directors resolved that for Company employees who are not related parties in the Company and who did not resign before the end of 2000, the exercise period of each stock option would be extended to the end of 5 years from the vesting date (hereinafter - "Amendment of extension of the exercise period").

            On November 15, 2001, Koor's Board of Directors resolved that for Company employees on the date of resolution and who are not related parties in the Company the exercise price of their stock options would be amended to NIS 101.38 per share. The Board of Directors also resolved that the technical method of exercise would be the "Bonus Component Method" (see below, in sub-section 2).

            On June 5, 2003, the Company's Board of Directors resolved to extend the exercise period of the options of Koor Group employees on the date of the resolution, to December 31, 2010.

                               BALANCE OF
                             STOCK OPTION          EXERCISE          EXERCISE
                            NOT EXERCISED             PRICE              DATE
                            -------------     -------------     -------------
                                                       NIS
                                              -------------

                                    2,519             101.38           05/2005
                                    3,000             101.38           12/2010
                            -------------
                                    5,519
                            =============

      2.    1998 plan:

            On August 30, 1998, an extraordinary general meeting of the shareholders of the Company approved a private placement of 400,000 stock options, free of charge, to Company employees. The options are exercisable for up to 400,000 ordinary shares of a par value of NIS
            0.001 each (hereinafter - "the Plan").

            Under the terms of the Plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the financial benefit inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the benefit component (above and hereafter - "the Benefit Component Method").

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

      C.    STOCK OPTIONS TO SENIOR EMPLOYEES (CONT'D)

      2.    1998 plan: (cont'd)

            On March 22, 2000, the Board of Directors approved an amendment of extension of the exercise period for employees who resign, applicable to option holders under the Plan who are not related parties (see Note 20C(1)). The Board of Directors also resolved that for these option holders, the exercise price would be adjusted in respect of distribution of a dividend for all the options, even if the vesting date preceded the entitlement to the dividend.

            On October 6, 2000, the Board of Directors approved the amendment of extension of the exercise period for Company employees who are not related parties in the Company and who did not retire before the end of 2000.

            On November 15, 2001, the Board of Directors approved the amendment of the exercise price to NIS 101.38 per share for Company employees on the resolution date who are not related parties in the Company.

            On June 5, 2003, the Company's Board of Directors resolved to extend the exercise period of the options for Koor Group employees on the resolution date to December 31, 2010.

                               BALANCE OF
                             STOCK OPTION          EXERCISE          EXERCISE
                            NOT EXERCISED             PRICE              DATE
                            -------------     -------------     -------------
                                                        NIS
                                              -------------

                                      670            101.38           07/2006
                                   52,593            101.38           12/2010
                            -------------

                                   53,263
                            =============


      3.    2000 Plan:

            On August 6, 2000, the Board of Directors of the Company approved the 2000 stock options plan, which was previously approved on June 14, 2000 by the Executive Committee of the Board of Directors. The main points of the plan are these:

            1) A total framework was approved for the allotment of 400,000 stock options theoretically exercisable for up to 400,000 ordinary shares of the Company, i.e. about 2.5% of the ordinary issued share capital of the Company.

            2) The options will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Benefit Component Method.

            3) The exercise price of each stock option, pursuant to the amendment by the Board of Directors of the Company on November 15, 2001, will be NIS 101.38 per share.

            4) The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

      C.    STOCK OPTIONS TO SENIOR EMPLOYEES (CONT'D)

      3.    2000 Plan: (cont'd)

            5) The stock options will vest in accordance with a division of the options into three batches, so that at the end of the first year from the record date (June 14, 2000) or from the date on which the employee started work in the Company (whichever is the later), one third of the quantity allotted will vest, and the remaining two thirds of the quantity will vest at the end of each of the two subsequent years. The exercise period of each vested option is 5 years from the vesting date.

            6) On October 5, 2000, the total quantity of 400,000 stock options was allotted to a trustee.

            7) On June 5, 2003, the Company's Board of Directors resolved to extend the exercise period of the options of Koor Group employees on the date of the resolution to December 31, 2010.

                               BALANCE OF
                             STOCK OPTION          EXERCISE          EXERCISE
                            NOT EXERCISED             PRICE              DATE
                            -------------     -------------     -------------
                                                        NIS
                                              -------------

                                    1,734            101.38            6/2007
                                   30,000            101.38           12/2010
                            -------------
                                   31,734
                            =============

      4.    2003 Plan:

            On July 27 2003, a general meeting of shareholders approved Stock Option Plan 2003, which had been approved previously by the Audit Committee of the Company's Board of Directors and by the Board of Directors, on May 25, 2003 and June 5, 2003, respectively. The key points of the Plan are:

            1) A total framework was approved for the allotment of 1,200,000 stock options, theoretically exercisable for up to 1,200,000 ordinary shares of the Company, i.e. about 6.8% of the ordinary shares (fully diluted) of the Company.

            2) The options allotted to the trustee will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Benefit Component Method.

            3) The exercise price of every option will be NIS 96, linked to the CPI, unless the Company decides to prescribe a higher exercise price for options that will be allotted on dates subsequent to the approval date of the plan.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

      C.    STOCK OPTIONS TO SENIOR EMPLOYEES (CONT'D)

      4.    2003 Plan: (cont'd)

            4) The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options. In any event, the total number of offerees under Plan 2003 will not exceed 35 offerees, including the Company's directors and the CEO.

            5) The right of every offeree to exercise the options for shares will vest in six stages during the three-year period from the record date, whereby at the end of every calendar half-year, one-sixth of the number of options allotted to the trustee on his behalf will vest.

            6)    Options not exercised by December 31, 2010 will expire.

            7) The Plan will be taxed under the Capital Gains Track, under the provisions of Section 102 of the Income Tax Ordinance and the regulations promulgated hereunder. Any tax to be imposed in respect of the exercise of the options will be borne solely by the offerees. And on the other hand, the Company will be unable to claim any tax deduction for the expense.

            8) Also approved within the framework of the approval of Plan 2003 was the granting of 350,000 options out of the total number, to seven directors (except for two directors who are controlling shareholders in the Company, directly or indirectly), divided equally, as well as 175,000 options to the Company's CEO. The balance of the options is intended for other employees and officers of the Koor Group.

            9) The balance of options remaining as at December 31, 2004 is 939,450 options.

                               BALANCE OF
                             STOCK OPTION          EXERCISE          EXERCISE
                            NOT EXERCISED             PRICE              DATE
                            -------------     -------------     -------------
                                                        NIS
                                              -------------

                                  856,450                96           12/2010
                                   33,000            175.95           12/2010
                                   50,000            186.20           12/2010
                            -------------
                                  939,450
                            =============

      Changes in the options during 2004:

                                       1997 PLAN         1998 PLAN          2000 PLAN         2003 PLAN            TOTAL
                                       ---------         ---------          ---------         ---------       ----------
      Balance as at
       beginning of year                 26,039            65,926             61,667           951,789         1,105,421
      Granted                                 -                 -                  -            93,000            93,000
      Exercised                         (20,520)          (12,663)           (29,933)         (105,339)        *(168,455)
                                       ---------         ---------          ---------         ---------       ----------
      Balance as at end
       of year                            5,519            53,263             31,734           939,450         1,029,966
                                       =========         =========          =========         =========        ==========

      * Because of the "Benefit Component Method", a total of 83,025 ordinary shares of the Company were issued.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES

      A.    GENERAL:

      The Company and certain subsidiaries have entered into forward transactions and option contracts, in order to hedge assets and liabilities denominated in foreign currency and in order to reduce the overall exposure of commitments for the purchase of raw materials and the sale of goods, in currencies other than the function currency. Those subsidiaries neither hold nor issue financial instruments for trading purposes.


      B. Details of the open foreign exchange transactions made to hedge the company's and subsidiaries' assets and liabilities in foreign currency as at December 31, 2004:

                                                       FORWARD               CALL               PUT               SWAP
                                                   TRANSACTION            OPTIONS           OPTIONS       TRANSACTIONS
                                                   -----------        -----------       -----------       ------------
                                                                               NIS THOUSANDS
                                                   -------------------------------------------------------------------
      Purchase of Dollars in exchange for:
        NIS                                             25,848            124,932           335,716                  -
        European currencies                             53,850          1,185,992           141,302                  -
        Brazilian Real                                  15,078             43,080            43,080             24,509
        Others                                          45,234             99,515           177,920                  -
                                                   -----------        -----------       -----------       ------------

                                                       140,010          1,453,519           698,018             24,509
                                                   ===========        ===========       ===========       ============
      Sale of Dollars in exchange for:
        NIS                                             17,232            142,164           196,014                  -
        European currencies                             28,433            189,983         1,334,618                  -
        Brazilian Real                                       -                  -                 -            258,480
        Others                                               -            178,351            95,638                  -
                                                   -----------        -----------       -----------       ------------

                                                        45,665            510,498         1,626,270            258,480
                                                   ===========        ===========       ===========       ============

      C. The Company entered into an interest rate swap (IRS) in the amount of 50 million dollars, in order to reduce its exposure to fluctuations in interest rates. In the transaction, variable interest was exchanged for fixed interest. Additionally, the Company executed hedges on its CPI-linked loans and acquired a CPI-dollar forward contract in the amount of NIS 170 million.

      D.    FAIR VALUE OF FINANCIAL INSTRUMENTS:

      Condensed data of monetary assets and liabilities, whose fair value as at December 31, 2004, based on their market value, is different from those presented in the financial statements, is as follows:

                                                     CARRYING              FAIR
                                                       AMOUNT             VALUE
                                                     --------          --------
                                                            NIS MILLIONS
                                                     --------------------------
      Investments in affiliates                         1,275             1,754
                                                     ========          ========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

      D.    FAIR VALUE OF FINANCIAL INSTRUMENTS: (CONT'D)

      The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable, debentures and convertible debentures derivatives and other financial instruments is approximate or similar to at their fair value.


      E.    CREDIT RISK OF TRADE RECEIVABLES:

                                                                                    NIS MILLIONS
                                                                                    ------------
      Condensed data of credit risk of trade receivables as at
       December 31, 2004:
      Receivables insured by credit card companies                                           341
      Receivables insured by foreign trade risk insurance                                     22
      Receivables - Government authorities and Bezeq                                          42
      Other receivables, including checks and credit card companies                        1,774
                                                                                    ------------

      Total, including non-current receivables                                             2,179
                                                                                    ============

      In Management's opinion, the financial statements include suitable provisions in respect of exposure to doubtful debts.

      The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

      F.    LINKAGE TERMS OF MONETARY BALANCES:

      (1)   CONSOLIDATED

                                                                        DECEMBER 31, 2004
                                                  ---------------------------------------------------------------
                                                      IN FOREIGN          LINKED         UNLINKED           TOTAL
                                                     CURRENCY OR          TO THE
                                                  LINKED THERETO             CPI
                                                  --------------    ------------    -------------   -------------
                                                                           NIS THOUSANDS
                                                  ---------------------------------------------------------------
      ASSETS
      Current assets:
      Cash and cash equivalents                          512,511               -          104,799         617,310
      Short-term deposits and investments                 91,312         101,785          223,371         416,468
      Trade receivables                                1,968,387          13,546          191,666       2,173,599
      Other accounts receivable                          177,180          29,131          102,298         308,609
      Investments and other
       long-term receivables                             236,974          58,562           10,346         305,882
                                                  --------------    ------------    -------------   -------------

                                                       2,986,364         203,024          632,480       3,821,868
                                                  ==============    ============    =============   =============
      LIABILITIES
      Current liabilities:
      Credits from banks and others
       (not including current maturities
       of long-term liabilities)                         753,900               -          331,044       1,084,944
      Trade payables                                   1,371,290               -          296,165       1,667,455
      Other accounts payable                             840,327         130,893          375,002       1,346,222
      Long-term loans and debentures
       (including current maturities)                  1,793,566       1,368,683          643,669       3,805,918
                                                  --------------    ------------    -------------   -------------
                                                       4,759,083       1,499,576        1,645,880       7,904,539
                                                  ==============    ============    =============   =============


                                                                         DECEMBER 31, 2003
                                                  ----------------------------------------------------------------
                                                      IN FOREIGN           LINKED        UNLINKED            TOTAL
                                                     CURRENCY OR           TO THE
                                                  LINKED THERETO              CPI
                                                  --------------   --------------   -------------   --------------
                                                                            NIS THOUSANDS
                                                  ----------------------------------------------------------------
      ASSETS
      Current assets:
      Cash and cash equivalents                          491,889                -         101,514          593,403
      Short-term deposits and investments                 87,534          150,495         128,780          366,809
      Trade receivables                                1,794,141           11,945         246,375        2,052,461
      Other accounts receivable                          139,050           25,770          85,608          250,428
      Investments and other
       long-term receivables                             217,970           59,565           2,823          280,358
                                                  --------------   --------------   -------------   --------------

                                                       2,730,584          247,775         565,100        3,543,459
                                                  ==============   ==============   =============   ==============
      LIABILITIES
      Current liabilities:
      Credits from banks and others
       (not including current maturities
       of long-term liabilities)                         647,098                -         267,162          914,260
      Trade payables                                   1,030,693                -         312,090        1,342,783
      Other accounts payable                             642,646          171,487         407,953        1,222,086
      Long-term loans and debentures
       (including current maturities)                  2,488,222        1,627,955           7,072        4,123,249
                                                  --------------   --------------   -------------   --------------
                                                       4,808,659        1,799,442         994,277        7,602,378
                                                  ==============   ==============   =============   ==============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

      F.    LINKAGE TERMS OF MONETARY BALANCES (CONT'D):

      (2)   COMPANY

                                                                        DECEMBER 31, 2004
                                                  ---------------------------------------------------------------
                                                      IN FOREIGN          LINKED         UNLINKED           TOTAL
                                                     CURRENCY OR          TO THE
                                                  LINKED THERETO             CPI
                                                  --------------    ------------    -------------   -------------
                                                                           NIS THOUSANDS
                                                  ---------------------------------------------------------------
      ASSETS
      Cash and cash equivalents                            2,547               -           27,118          29,665
      Short-term deposits and
       investments                                        51,909          80,235          166,497         298,641
      Other receivables                                    1,121               -           14,869          15,990
      Short term loans to
       investee companies                                      -          12,548                -          12,548
      Other investments and receivables                      107          32,028                -          32,135
      Investments and other long-term receivables:
      Investee companies (including
       current maturities of loans)                       43,364          50,711        1,255,315       1,349,390
                                                  --------------    ------------    -------------   -------------
                                                          99,048         175,522        1,463,799       1,738,369
                                                  ==============    ============    =============   =============
      LIABILITIES
      Current liabilities:
      Credits from banks and others
       (not including current maturities
       of long-term liabilities)                         166,427               -           15,025         181,452
      Trade payables                                          43               -              340             383
      Other accounts payable                              18,864          17,143           27,436          63,443
      Long-term liabilities (including
       current maturities of loans)                      102,829       1,296,014          645,125       2,043,968
                                                  --------------    ------------    -------------   -------------
                                                         288,163       1,313,157          687,926       2,289,246
                                                  ==============    ============    =============   =============


                                                                         DECEMBER 31, 2003
                                                  ----------------------------------------------------------------
                                                      IN FOREIGN           LINKED        UNLINKED            TOTAL
                                                     CURRENCY OR           TO THE
                                                  LINKED THERETO              CPI
                                                  --------------   --------------   -------------   --------------
                                                                            NIS THOUSANDS
                                                  ----------------------------------------------------------------
      ASSETS
      Cash and cash equivalents                            4,066                -           5,139            9,205
      Short-term deposits and
       investments                                        57,202          144,133         109,471          310,806
      Other receivables                                   11,074                -          23,598           34,672
      Short term loans to
       investee companies                                      -           13,951               -           13,951
      Other investments and receivables                      109           32,028               4           32,141
      Investments and other long-term receivables:
      Investee companies (including
       current maturities of loans)                       12,753           53,449       1,319,870        1,386,072
                                                  --------------   --------------   -------------   --------------
                                                          85,204          243,561       1,458,082        1,786,847
                                                  ==============   ==============   =============   ==============
      LIABILITIES
      Current liabilities:
      Credits from banks and others
       (not including current maturities
       of long-term liabilities)                         169,704                -               5          169,709
      Trade payables                                          85                -             418              503
      Other accounts payable                               4,408           12,057          26,858           43,323
      Long-term liabilities (including
       current maturities of loans)                      373,268        1,648,201           8,125        2,029,594
                                                  --------------   --------------   -------------   --------------
                                                         547,465        1,660,258          35,406        2,243,129
                                                  ==============   ==============   =============   ==============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - LIENS AND GUARANTEES

      A. In order to secure some liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. They also pledged a portion of their shares in investee companies.

            Regarding the pledge in respect to an investment grant - see Note 10A(2).


      B.    The balances of secured liabilities are as follows:

                                                                                  CONSOLIDATED
                                                                             ---------------------
                                                                                  DECEMBER 31
                                                                             ---------------------
                                                                                  2004        2003
                                                                             ---------   ---------
                                                                                 NIS THOUSANDS
                                                                             ---------------------
            Credit from banks                                                  333,113     392,341
            Loans from banks and others and debentures (including
             current maturities), see Note 15, and also C and D, E,
             below                                                           2,017,912   1,288,411
                                                                             ---------   ---------
                                                                             2,351,025   1,680,752
                                                                             =========   =========

      C. The Company financed the acquisition of Tadiran Communications through a NIS 637 million loan from a bank in Israel, in consideration for a lien on the acquired shares in favor of the bank.


      D. The convertible debentures, which were issued by M-A Industries, are guaranteed by first level fixed symbolic lien with a deposit to the amount of NIS 1 for the Trustee of the convertible debenture holders (see Note 15B).


      E. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:

                                   CONSOLIDATED            COMPANY
                                 ------------------     -------------------
                                   DECEMBER 31             DECEMBER 31
                                 ------------------     -------------------
                                   2004        2003        2004        2003
                                 ------      ------     -------     -------
                                   NIS THOUSANDS           NIS THOUSANDS
                                 ------------------     -------------------

            Subsidiaries              -           -     240,151     314,125
            Affiliates                -         340           -         340
            Others               78,473      67,723         150         154
                                 ------      ------     -------     -------
                                 78,473      68,063     240,301     314,619
                                 ======      ======     =======     =======
      1) In certain cases when advances from customers are received, a subsidiary provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 265,786 thousand, and NIS 302,782 thousand, as at the years ending December 31, 2004 and 2003, respectively.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - LIENS AND GUARANTEES (CONT'D)

      E. Guarantees to banks and others for loans and for assuring credit lines and other guarantees: (cont'd)

      2) In connection with the Bezeq agreement to transfer ownership of public switching, Bezeq received from Koor a guarantee in the amount of NIS 125 million.

      3) A subsidiary has a guarantee for a major customer to pay any amounts up to 40 million dollars in relation to an indemnification that the subsidiary signed for the same customer, on account of breaches of contracts to Bezeq, the Israeli Communication Company. The guarantee is at least till 2015.

      4) A subsidiary and its subsidiary in Brazil are, under certain conditions, a guarantor to financial institutions for credit that its customers received in relation to commercial sales of the consolidated company to those customers. The balance of guarantees, as at the balance sheet date, was approximately 98 million dollars. (December 31, 2003 approximately 85 million dollars).

      5) There are also guarantees, in an unlimited amount, to ensure due performance of work and customer agreements, product warranty, advance payments received and guarantees on behalf of liabilities to customs and excise authorities.

      6)    As a condition for the continued availability, see Notes 3 and 18.


NOTE 23 - DATA CONCERNING ITEMS IN STATEMENTS OF OPERATIONS

      A.    REVENUES FROM SALES AND SERVICES - NET (1) (2):

      CONSOLIDATED:

                                                                           YEAR ENDED DECEMBER 31
                                                                 ---------------------------------------
                                                                      2004           2003           2002
                                                                 ---------      ---------      ---------
                                                                               NIS THOUSANDS
                                                                 ---------------------------------------
      Local:
      Industrial operations                                        874,861        757,759        899,768
      Trading operations                                           505,293        262,692        644,591

      Abroad:
      Industrial operations - export and
       international operations                                  6,947,748      5,902,716      5,157,580
      Trading operations                                           900,771        767,263        397,851
                                                                 ---------      ---------      ---------

                                                                 9,228,673      7,690,430      7,099,790
                                                                 =========      =========      =========

      (1)      Not including agency sales                          425,224        386,491        315,124
                                                                 =========      =========      =========

      (2)      Revenues and expenses relating to work
                performed under long-term contracts:
               Revenues                                            880,959        979,950      1,359,621
               Costs                                              (709,899)      (793,260)      (949,898)
                                                                 ---------      ---------      ---------
                                                                   171,060        186,690        409,723
                                                                 =========      =========      =========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23 - DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

      B.    COST OF SALES AND SERVICES - CONSOLIDATED:

                                                                                     YEAR ENDED DECEMBER 31
                                                                           ----------------------------------------------
                                                                                2004               2003              2002
                                                                           ---------          ---------         ---------
                                                                                         NIS THOUSANDS
                                                                           ----------------------------------------------
      Industrial operations:

      Materials                                                            3,817,178          2,757,523         2,766,122
      Labor                                                                  750,457            775,567           906,158
      Subcontracted work                                                      41,640             49,725            68,009
      Depreciation and amortization                                          177,535            180,228           189,720
      Research and development expenses, net (*)                             212,115            221,343           256,313
      Other manufacturing expenses                                           645,915            533,736           493,684
                                                                           ---------          ---------         ---------

                                                                           5,644,840          4,518,122         4,680,006
      Less - expenses charged to cost of fixed assets                          6,510              8,027            10,350
                                                                           ---------          ---------         ---------

                                                                           5,638,330          4,510,095         4,669,656
      (Decrease) increase in inventory of goods and
       work in process                                                       (39,305)            43,428            13,057
                                                                           ---------          ---------         ---------

                                                                           5,599,025          4,553,523         4,682,713
      Increase in inventory of finished goods                               (176,611)           (18,778)         (208,753)
                                                                           ---------          ---------         ---------

                                                                           5,422,414          4,534,745         4,473,960
                                                                           ---------          ---------         ---------
      Trading operations:

      Merchandise                                                            508,189            537,512           533,532
      Labor                                                                   55,394             93,235            69,319
      Depreciation                                                            26,155             26,873            29,160
      Others                                                                 275,527            200,579           209,809
                                                                           ---------          ---------         ---------
                                                                             865,265            858,199           841,820
                                                                           ---------          ---------         ---------
                                                                           6,287,679          5,392,944         5,315,780
                                                                           =========          =========         =========
      (*)    Net of grants and participations that were
             received and royalties that were paid, net                       14,220             (1,952)              788
                                                                           =========          =========         =========

      C.    SELLING AND MARKETING EXPENSES - CONSOLIDATED:


                                                                                     YEAR ENDED DECEMBER 31
                                                                           ----------------------------------------------
                                                                                2004               2003              2002
                                                                           ---------          ---------         ---------
                                                                                         NIS THOUSANDS
                                                                           ----------------------------------------------
      Salaries                                                               338,629            258,260           251,372
      Commissions                                                            150,556            142,256            97,030
      Advertising expenses                                                    40,993             30,384            45,584
      Depreciation and amortization                                          113,638             97,086            78,843
      Other                                                                  528,388            412,471           341,948
                                                                           ---------          ---------         ---------
                                                                           1,172,204            940,457           814,777
                                                                           =========          =========         =========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23 - DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

      D.    GENERAL AND ADMINISTRATIVE EXPENSES:

                                                CONSOLIDATED                                      COMPANY
                                     -------------------------------------          ------------------------------------
                                            YEAR ENDED DECEMBER 31                         YEAR ENDED DECEMBER 31
                                     -------------------------------------          ------------------------------------
                                        2004           2003           2002            2004           2003           2002
                                     -------        -------        -------          ------         ------         ------
                                            NIS THOUSANDS                                   NIS THOUSANDS
                                     -------------------------------------          ------------------------------------
      Salaries                       229,180        217,525        234,098          22,399         17,325         24,342
      Bad and
       doubtful debts                 54,959         36,903         33,933               -              -              -
      Depreciation and
       amortization                   24,171         24,070         30,797           1,262          1,342          1,665
      Other                          217,694        182,246        190,541          22,987         22,497         22,129
                                     -------        -------        -------          ------         ------         ------
                                     526,004        460,744        489,369          46,648         41,164         48,136
                                     =======        =======        =======          ======         ======         ======

      E.    FINANCING EXPENSES (INCOME), NET:

                                                CONSOLIDATED                                     COMPANY
                                     -------------------------------------         ------------------------------------
                                            YEAR ENDED DECEMBER 31                        YEAR ENDED DECEMBER 31
                                     -------------------------------------         ------------------------------------
                                        2004           2003           2002           2004           2003           2002
                                     -------        -------        -------         ------         ------         ------
                                            NIS THOUSANDS                                   NIS THOUSANDS
                                     -------------------------------------         ------------------------------------
      In respect of
       convertible
       debentures                     18,942         15,319         17,825               -            612          1,139
      In respect of
       debentures                       (480)             -            651               -              -              -
      In respect of
       long-term loans               200,509        141,078        240,713         111,396         94,641        170,283
      In respect of
       short-term loans
       and credit                     79,521        182,868        168,478          10,756         (2,458)        15,024
      Amortization of
       capital raising
       expenses                        4,334          2,106          2,250               -              -              -
      Losses (gains)
       from
       marketable
       securities, net               (24,238)       (72,681)        44,112         (18,568)       (61,974)        35,691
      Interest
       capitalized to
       fixed assets and
       work in process                (1,544)          (371)       (14,860)              -              -              -
      Expenses
       (income) from
       balance with
       investees, net                      -              -               -          1,430         (2,833)         6,478
      Expenses
       (income) from
       deposits and
       others, net                    (5,682)       (40,119)       (50,732)          5,792          7,120        (28,807)
                                     -------        -------        -------         -------         ------        -------
                                     271,362        228,200        408,437         110,806         35,108        199,808
                                     =======        =======        =======         =======         ======        =======

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23 - DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

      F.    OTHER INCOME (EXPENSES), NET

      1.    CONSOLIDATED

                                                                       YEAR ENDED DECEMBER 31
                                                          -------------------------------------------------
                                                                  2004               2003              2002
                                                          ------------       ------------      ------------
                                                                             NIS THOUSANDS
                                                          -------------------------------------------------
      Sale of investments and activities in investees
       (including changes in rates of holding)                 223,095             32,916           342,343
      Expenses relating to the termination,
       sale of activities and sale and write down
       of assets, net                                          (73,078)          (107,306)         (164,401)
      Supplemental severance pay and pensions                  (54,010)           (28,279)         (126,997)
      Management services - affiliated companies                 2,682              2,272             2,674
      Securitization costs (see Note 3C(2))                    (27,783)         **(16,112)        **(22,254)
      Compensation for damages                                       -              5,580            37,957
      Amortization of goodwill                                (136,437)          (118,736)          (91,085)
      Miscellaneous, net                                       (13,228)           **9,944          **27,587
                                                          ------------       ------------      ------------

                                                               (78,759)          (219,721)            5,824
                                                          ============       ============      ============


      2.       COMPANY

                                                                       YEAR ENDED DECEMBER 31
                                                          -------------------------------------------------
                                                                  2004               2003              2002
                                                          ------------       ------------      ------------
                                                                             NIS THOUSANDS
                                                          -------------------------------------------------
      Profit (loss) from sale of investments in
       investee companies                                      212,024              7,039           336,621
      Net changes in value of long-term assets                       -            (12,382)          (10,036)
      Rental income, net*                                        8,135              7,216             9,219
      Capital gain from sale of fixed assets                         -                (96)           29,189
      Dividend                                                   4,701                  -                 -
      Miscellaneous, net                                        10,099              3,914               438
                                                          ------------       ------------      ------------

                                                               234,959              5,691           365,431
                                                          ============       ============      ============

      *   Depreciation included in the item                        760                668             1,235
                                                          ============       ============      ============

      **  Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23 - DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

      G.    EQUITY OF THE KOOR GROUP IN THE OPERATING RESULTS OF AFFILIATES, NET

      1.    CONSOLIDATED

                                                       YEAR ENDED DECEMBER 31
                                                --------------------------------
                                                  2004         2003         2002
                                                ------      -------      -------
                                                           NIS THOUSANDS
                                                --------------------------------

      Affiliated companies, net (1)              3,406      108,049      245,703
      Amortization of goodwill *                24,281        5,774        6,388
                                                ------      -------      -------
                                                27,687      113,823      252,091
                                                ======      =======      =======

      (1) Including loss from a discontinued
          operation in an affiliate                  -            -      110,911
                                                ======      =======      =======

      * In 2004 - net of in process research and development in the amount of NIS 20 million with respect to purchase of affiliated company - See Note 3H.

      2.    COMPANY

                                                       YEAR ENDED DECEMBER 31
                                               --------------------------------
                                                  2004         2003        2002
                                               -------    ---------    --------
                                                           NIS THOUSANDS
                                               --------------------------------

      Equity of Koor in operating results
       for the year (1)                         57,192     **51,709    (900,592)
      Amortization of goodwill                 (30,992)   **(15,439)    (23,159)
                                               -------    ---------    --------

                                                26,200       36,270    (923,751)
                                               =======    =========    ========

      Dividend received/proposed                74,201       23,043      28,663
                                               =======    =========    ========

      (1) Including loss from a discontinued
          operation in an affiliate                  -            -     110,911
                                               =======    =========    ========

      (2)                                              YEAR ENDED DECEMBER 31
                                               --------------------------------
                                                  2004        2003         2002
                                               -------    ---------    --------
                                                           NIS THOUSANDS
                                               --------------------------------
      Subsidiaries                             122,172      151,053    (680,871)
      Proportionately consolidated companies   (61,114)           -           -
      Affiliates                               (34,858)    (114,783)   (242,880)
                                               -------    ---------    --------

                                                26,200       36,270    (923,751)
                                               =======    =========    ========

      * In 2004 - net of in process research and development in process in the amount of NIS 20 million with respect to purchase of affiliated company. - See Note 3H.

      **    Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23 - SUPPLEMENTARY DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

      I. INCOME (EXPENSES) FROM INVESTEE COMPANIES AND THEIR PARTICIPATION IN EXPENSES - COMPANY

                                                              YEAR ENDED DECEMBER 31
                             -------------------------------------------------------------------------------------------
                                        2004                           2003                            2002
                             ----------------------------    ---------------------------    ----------------------------
                             CONSOLIDATED      AFFILIATED    CONSOLIDATED     AFFILIATED    CONSOLIDATED      AFFILIATED
                                COMPANIES       COMPANIES       COMPANIES      COMPANIES       COMPANIES       COMPANIES
                             ------------      ----------    ------------     ----------    ------------      ----------
                                                                   NIS THOUSANDS
                             -------------------------------------------------------------------------------------------
      INCOME:
      Management
      services                     22,334               -          25,006              -          35,573               -
                             ============      ==========    ============     ==========    ============      ==========

      ADMINISTRATIVE
      EXPENSES --
      Salary and other
      administrative
      expenses                      1,457               -           1,679              -           9,002               -
                             ============      ==========    ============     ==========    ============      ==========

      Financing
      income
       (expenses), net             (1,430)              -           2,828              5          (6,480)              2
                             ============      ==========    ============     ==========    ============      ==========

      Rental income,
      net                               -               -               -              -             654               -
                             ============      ==========    ============     ==========    ============      ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - BUSINESS SEGMENTS

      A.    THE KOOR GROUP OPERATES IN THE FOLLOWING BUSINESS SEGMENTS:

            The Company's telecommunication activities are focused in two companies - Telrad Networks Ltd., which develops and markets telecom products and provides end-user solutions, and ECI Telecom Ltd., an affiliated company, that provides solutions for access networks (Inovia) and transmission systems and optical networks (Enavis, Lightscape).

            The Company's agrochemical activities are carried out through M-A Industries considered a world's foremost manufacturer of generic crop protection solutions. M-A Industries produces a full range of products, including insecticides, fungicides and herbicides, as well as plant growth regulators. In addition, the M-A Industries is engaged in specialty aroma chemicals and other different kinds of chemicals.

            Activities in the defense space are carried out mainly by the Elisra Electronics Industries Ltd. Group, a leader in the planning, development and manufacturing of solutions for electronic warfare and defense, wireless communication systems, command and control systems, pilot rescue systems and advanced communications systems.

            Activities in venture capital investments space are carried out through the Koor Corporate Venture Capital partnership, which invests in high-tech companies and venture capital funds with high growth potential. Most of the investments are in the fields of communication and life sciences.

            The Company's remaining business activities are in tourism, through Sheraton Moriah, which holds the Sheraton Hotel chain in Israel and Knafayim-Arkia (an affiliated company until the third quarter of 2004) which holds 40% of the EL-AL airline company which provides aviation and holiday services and leases aircrafts to other companies. Additional activities include international trade through several companies.

      B. Segment sales include products sold and services rendered to unrelated customers, which are not part of the group.
            Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately.

            Segment operating earnings include all costs and expenses directly related to the relevant segment and charged on a proportionate basis, expenses that benefit more than one segment. Expenses and revenue presented in the statements of operations after operating earnings are not taken in account in the determination of operating earnings or loss. Identifiable assets and liabilities by industry segments are those that are used by Koor in its activities in each segment.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

      C.    DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP:

                                                                YEAR ENDED DECEMBER 31
                              -------------------------------------------------------------------------------------------
                                       2004                           2003                           2002
                              ----------------------------   ----------------------------   -----------------------------
                              NIS THOUSANDS              %   NIS THOUSANDS              %   NIS THOUSANDS               %
                              -------------  -------------   -------------  -------------   -------------   -------------
      REVENUES FROM
       SALES AND
       SERVICES:
      Segments:
      Telecommunication*            615,057           6.66         796,059          10.35         814,108           11.47
      Defense electronics         1,165,998          12.63       1,286,432          16.73       1,687,551           23.77
      Agro-chemicals and
       other chemicals            6,895,238          74.72       5,191,913          67.51       4,140,471           58.32
      Others                        552,380           5.99         416,026           5.41         457,660            6.44
                              -------------  -------------   -------------  -------------   -------------   -------------
      Total segments              9,228,673         100.00       7,690,430         100.00       7,099,790          100.00
                              =============  =============   =============  =============   =============   =============
      * Including sales
       to major customer            586,114                        753,863                        415,442
                              =============                  =============                  =============

                                                                YEAR ENDED DECEMBER 31
                              -------------------------------------------------------------------------------------------
                                       2004                           2003                           2002
                              ----------------------------   ----------------------------   -----------------------------
                              NIS THOUSANDS              %   NIS THOUSANDS              %   NIS THOUSANDS               %
                              -------------  -------------   -------------  -------------   -------------   -------------
      PRE-TAX EARNINGS
       (LOSSES):
      Operating earnings
       (loss) according
       to segments:

      Telecommunication             (64,491)        (5.02)          3,158            0.34        (178,623)         (34.43)
      Defense electronics            30,865           2.4          (4,294)          (0.46)         78,853           15.20
      Agro-chemicals
       and other chemicals        1,312,534         102.1         949,290           102.61        658,507          126.93
      Venture capital
       investments                   (1,457)        (0.11)         (1,445)          (0.16)         (7,894)          (1.52)
      Others                          8,030          0.63         (21,536)          (2.33)        (32,062)          (6.18)
                              -------------  -------------   -------------  -------------   -------------   -------------
      Total segments              1,285,481        100.00         925,173          100.00         518,781          100.00
                              =============  =============   ============   =============   =============   =============
      Joint general
       expenses                     (42,695)                      (28,888)                        (38,917)
                              -------------                  ------------                   -------------
      Total operating
       earnings                   1,242,786                       896,285                         479,864
      Financing
       expenses, net               (271,362)                     (228,200)                       (408,437)
      Other income
       (expenses), net              (78,759)                     (219,721)                          5,824
      Transfer to
       statement of income
       of translation
       differences of
       autonomous
       investee in
       voluntary liquidation              -                             -                        (390,901)
                              -------------                  -------------                  -------------
      Pre-tax earnings
       (losses)                     892,665                       448,364                        (313,650)
                              =============                  =============                  =============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

      C.    DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP: (CONT'D)

      THE KOOR GROUP'S EQUITY IN THE EXCESS OF LOSSES OVER EARNINGS OF AFFILIATES, NET, IS AS FOLLOWS:

                                                                YEAR ENDED DECEMBER 31
                              -------------------------------------------------------------------------------------------
                                       2004                           2003                           2002
                              ----------------------------   ----------------------------   -----------------------------
                              NIS THOUSANDS              %   NIS THOUSANDS              %   NIS THOUSANDS               %
                              -------------  -------------   -------------  -------------   -------------   -------------
       Telecommunications           (15,919)         (57.5)       (101,795)        (89.43)       (246,998)         (97.98)
       Defense
        electronics                       -               -           (130)         (0.11)           (172)          (0.07)
       Venture capital
        investments                    (329)         (1.19)           (329)         (0.30)           (329)          (0.13)
       Others                       (11,439)        (41.31)        (11,569)        (10.16)         (4,592)          (1.82)
                              -------------  -------------   -------------  -------------   -------------   -------------

                                    (27,687)       (100.00)       (113,823)       (100.00)       (252,091)        (100.00)
                              =============  =============   =============  =============   =============   =============


                                                                     DECEMBER 31
                                       ----------------------------------------------------------------------
                                                      2004                                 *2003
                                       --------------------------------     ---------------------------------
                                       NIS THOUSANDS                  %     NIS THOUSANDS                   %
                                       -------------      -------------     -------------       -------------
       IDENTIFIABLE ASSETS
       Segments:
       Telecommunications                    550,914               4.97           778,182                7.50
       Defense electronics                 1,119,371              10.10         1,104,515               10.66
       Agro-chemicals and
        other chemicals                    8,242,246              74.33         7,329,815               70.69
       Venture capital investments           175,818               1.58           223,733                2.16
       Others                              1,000,295               9.02           932,586                8.99
                                       -------------      -------------     -------------       -------------

       Total segments                     11,088,644             100.00        10,368,831              100.00
                                                          =============                         =============

       Corporate assets                      683,762                              557,162
       Affiliates**                        1,375,160                              943,764
                                       -------------                        -------------

                                          13,147,566                           11,869,757
                                       =============                        =============

      ** Including an investment in ECI as at December 31, 2004 and 2003 in the amount of NIS 673 million and NIS 726 million respectively, which operates in the telecommunications segment and investment in Tadiran Communications Ltd. which operates in the defense electronics in the amount of NIS 602 million as at December 31, 2004.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

      C.    DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP: (CONT'D)

                                                                               DECEMBER 31
                                                 ----------------------------------------------------------------------
                                                                2004                                 *2003
                                                 --------------------------------     ---------------------------------
                                                 NIS THOUSANDS                  %     NIS THOUSANDS                   %
                                                 -------------      -------------     -------------       -------------
      IDENTIFIABLE LIABILITIES

      Segments:
      Telecommunications                              215,060                6.87           263,873                9.12
      Defense electronics                             668,157               21.34           728,443               25.16
      Agro-chemicals and other chemicals            2,089,083               66.72         1,733,760               59.89
      Venture capital investments                          24                   -             8,930                0.31
      Others                                          158,607                5.07           159,870                5.52
                                                 -------------      -------------     -------------       -------------

      Total segments                                3,130,931              100.00         2,894,876              100.00
                                                                    =============                         =============

      Corporate liabilities                            49,515                                63,676
                                                 -------------                        -------------

                                                    3,180,446                             2,958,552

      Financing commitments                         4,725,771                             4,697,239

      Others                                          647,458                               396,772
                                                 -------------                        -------------

                                                    8,553,675                             8,052,563
                                                 =============                        =============


                                                                YEAR ENDED DECEMBER 31
                              -------------------------------------------------------------------------------------------
                                       2004                           2003                           2002
                              ----------------------------   ----------------------------   -----------------------------
                              NIS THOUSANDS              %   NIS THOUSANDS              %   NIS THOUSANDS               %
                              -------------  -------------   -------------  -------------   -------------   -------------
      CAPITAL
       INVESTMENTS:
      Segments:
      Telecommunications             21,015           2.39           7,173           2.25          15,554            1.19
      Defense
       electronics                   21,408           2.44          28,210           8.85          45,753            3.48
      Agro-chemicals
       and other
       chemicals                    816,287           92.9         277,195          86.94       1,241,091           94.53
      Others                         19,991           2.27           6,262           1.96          10,464            0.80
                              -------------  -------------   -------------  -------------   -------------   -------------

      Total segments                878,701         100.00         318,840         100.00       1,312,862          100.00
                                             =============                  =============                   =============

      Corporate assets                  423                            392                            108
                              -------------                  -------------                  -------------

                                    879,124                        319,232                      1,312,970
                              =============                  =============                  =============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

      C.    DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP: (CONT'D)

                                                                YEAR ENDED DECEMBER 31
                              -------------------------------------------------------------------------------------------
                                       2004                           2003                           2002
                              ----------------------------   ----------------------------   -----------------------------
                              NIS THOUSANDS              %   NIS THOUSANDS              %   NIS THOUSANDS               %
                              -------------  -------------   -------------  -------------   -------------   -------------
         DEPRECIATION AND
          AMORTIZATION:
         Segments:
         Telecommunications          31,863           6.89          44,696          10.17          57,664          13.67
         Defense electronics         35,721           7.72          39,297           8.94          49,825          11.81
         Agro-chemicals
          and other
          chemicals                 364,995          78.91         318,492          72.47         278,482          66.03
         Others                      29,957           6.48          37,029           8.42          35,792           8.49
                              -------------  -------------   -------------  -------------   -------------   -------------
         Total segments             462,536         100.00         439,514         100.00         421,763         100.00
                                             =============                  =============                   =============
         Corporate assets             1,264                         13,050                          1,817
                              -------------                  -------------                  -------------

                                    463,800                        452,564                        423,580
                              =============                  =============                  =============

      D. REVENUES FROM SALES AND SERVICES BY GEOGRAPHIC DESTINATIONS ACCORDING TO CUSTOMER LOCATION

                                                    YEAR ENDED DECEMBER 31
                                          ----------------------------------------------
                                               2004               2003              2002
                                          ---------          ---------         ---------
                                                        NIS THOUSANDS
                                          ----------------------------------------------
      North America                       1,542,409          1,152,009         1,125,915
      Europe                              3,150,853          2,473,635         1,864,012
      South America                       2,056,261          1,670,256         1,213,485
      Asia and Australia                    842,986          1,050,873         1,123,387
      Africa                                256,010            323,206           228,632
      Israel                              1,380,154          1,020,451         1,544,359
                                          ---------          ---------         ---------

                                          9,228,673          7,690,430         7,099,790
                                          =========          =========         =========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

      E.    ASSETS BY GEOGRAPHIC LOCATION OF MANUFACTURING OPERATION

                                                   DECEMBER 31
                                          -------------------------------
                                                   2004              2003
                                          -------------     -------------
                                          NIS THOUSANDS     NIS THOUSANDS
                                          -------------     -------------

      Israel                                  9,411,628         8,636,399
      South America                           1,821,643         1,530,178
      Europe                                  1,630,720         1,495,176
      United States                             169,497           167,808
      Others                                    114,078            40,196
                                          -------------     -------------
                                             13,147,566        11,869,757
                                          =============     =============


      F.    CAPITAL INVESTMENTS IN ASSETS BY GEOGRAPHIC LOCATION

                                                   DECEMBER 31
                                          -------------------------------
                                                   2004              2003
                                          -------------     -------------
                                          NIS THOUSANDS     NIS THOUSANDS
                                          -------------     -------------
      Israel                                    798,310           248,131
      Brazil                                     37,184            40,725
      United States                               2,839             2,719
      Others                                     40,791            27,657
                                          -------------     -------------
                                                879,124           319,232
                                          =============     =============

NOTE 25 - TRANSACTIONS AND BALANCES WITH INTERESTED PARTIES

      A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

      1.    Claridge Group (Claridge).

      2.    Anfield Ltd.

      B. On October 15, 2002 the Board of Directors of Bank Hapoalim B.M. decided, on the distribution of a dividend in kind of all its holdings in the Company. On November 27, 2002, the date of actual distribution, Bank Hapoalim B.M. ceased to be an interested party in the Company.

            During the period when Bank Hapoalim B.M. was an interested party, Koor and its consolidated companies also made transactions with Bank Hapoalim. These transactions, which were mainly for receipt of banking services, were made in the normal course of business, and therefore, no separation is made with regard to the management and the recording of the transactions.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 25 - TRANSACTIONS AND BALANCES WITH INTERESTED PARTIES (CONT'D)

      C.    BENEFITS TO INTERESTED PARTIES - COMPANY

      1.    Directors (*)

                                                                    YEAR ENDED DECEMBER 31
                                                         -----------------------------------------
                                                         2004               2003              2002
                                                         ----               ----              ----
                                                                        NIS THOUSANDS
                                                         -----------------------------------------

            Directors not employed by the Company:
            Annual compensation and participation
             in meetings:

            Claridge Group                                116                115               245
                                                         ====               ====              ====
            Number of directors                             2                  3                 3
                                                         ====               ====              ====

            Poalim Assets (Shares) Ltd.                     -                  -                95
                                                         ====               ====              ====
            Number of directors                             -                  -                 2
                                                         ====               ====              ====

            Other directors                               516                442               533
                                                         ====               ====              ====
            Number of directors                             8                  8                10
                                                         ====               ====              ====

            (*)   Including directors who have been replaced during the year.

      2.    Consultancy services

                                                                    YEAR ENDED DECEMBER 31
                                                         -----------------------------------------
                                                         2004               2003              2002
                                                         ----               ----              ----
                                                                        NIS THOUSANDS
                                                         -----------------------------------------
            Claridge                                    1,788              1,789             1,871
                                                        =====              =====             =====

            Poalim Capital Markets and Investment Ltd.      -                  -             1,433
                                                        =====              =====             =====

            The Company has agreements with interested parties - Poalim Capital Markets and Investments Ltd. (Poalim) (at the time when Bank Hapoalim B.M. was an interested party) and Claridge for the receipt of consultancy services. These services include, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements include instructions regarding the indemnification of the consultants (Claridge/Poalim) in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage.

            In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed 400,000 dollars to each of the consultants. The agreements are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

            On the date on which Bank Hapoalim ceased to be an interested party in Koor, the agreement with Poalim expired.

      3. See Note 18A(14) regarding insurance and indemnification of interested parties.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 26 - EARNINGS (LOSS) PER SHARE

      A. ADJUSTED NET EARNINGS (LOSS) USED IN THE COMPUTATION OF EARNINGS PER NIS 1 PAR VALUE OF THE SHARE CAPITAL:

                                                                                          YEAR ENDED DECEMBER 31
                                                                                --------------------------------------------
                                                                                   2004               2003              2002
                                                                                -------             ------          --------
                                                                                               NIS THOUSANDS
                                                                                --------------------------------------------
         Net earnings (loss) used in the computation
          of earnings (loss) per NIS 1 par value of shares                      144,990             46,362          (766,969)
                                                                                =======             ======          ========

      B. WEIGHTED NUMBER OF ORDINARY SHARES OF NIS 0.001 USED IN THE COMPUTATION OF NET EARNINGS (LOSS) PER NIS 1 PAR VALUE OF THE SHARE
            CAPITAL:

                                                                                        Number of ordinary shares
                                                                             -----------------------------------------------
                                                                                   2004               2003              2002
                                                                             ----------             ------          --------
         Total share capital used in the computation of
          16,381,279                                                         16,381,279         15,716,725        15,173,291
                                                                             ==========         ==========        ==========

      C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 3.5% (December 31, 2003 - 4%, December 31, 2002 - 6%) for securities linked to the CPI.


NOTE 27 - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

      1. In January 2005, M-A Industries, through a wholly-owned and controlled subsidiary, signed an agreement to acquire 49% of the shares and rights of Mabeno, a Dutch company serving as exclusive distributor of the agrochemical products of the Makhteshim-Agan Group in Benelux and Scandinavia.
            Under the terms of the agreement, the purchase will be effected in consideration for the allotment of the number of shares of M-A Industries equal to 2,940 thousand euro(about NIS 17 million), according to the share's market price on the transfer date. Additionally, M-A Industries received an option to increase its holdings in Mabeno to 55%.

      2. In January 2005, a lawsuit and a motion to recognize it as a class action, were filed in a U.S. court against ECtel, directors and officers of ECtel and against ECI. In their lawsuit, the plaintiffs claim that, in the period between April 2001 and April 2003, ECtel violated provisions of the U.S. securities laws, and that directors and officers of ECtel breached their duty of faith in connection with the disclosure of its business results in its financial statements. The lawsuit was also directed against ECI, because control in ECtel during that period was held by ECI, and the plaintiffs claim that the acts and omissions of ECtel were directed by and carried out at ECI's initiative. The plaintiffs did not cite the amount they are claiming. Management of ECI is of the opinion that the plaintiffs' claims, as they relate to it, are baseless.

      3. In February 2005, ECI entered into a preliminary agreement with ABN Amro Bank for the sale of the balance of long-term receivables for cash totalling 96 million dollars, as well as possible future consideration of 3.3 million dollars. The sale is subject to several conditions and approvals, including approval from the shareholders of ECI, and is expected to be approved in April 2005. The sale is expected to generate a gain to ECI of 11 million dollars (excluding the future consideration). The Company's share in the aforementioned gain will be NIS 15 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 27 - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (CONT'D)

      4. On February 3, 2005, Koor sold 15.9 million shares of M-A Industries for NIS 374 million, at a gain of NIS 204 million, which will be charged in the Company's financial statements for the first quarter of 2005.

            Within the framework of the sale, Koor undertook to not sell additional shares of M-A Industries for a nine-month period beginning from the date of the sale.

            Following the sale of the shares by Koor in February 2005, as a result of which Koor's shareholding percentage in M-A Industries fell to 34.6% (29.5% on a fully diluted basis), the management of Koor reevaluated the issue of continuing to consolidate M-A Industries, beginning from the first quarter of 2005.

            Based on an evaluation of the range of circumstances, as discussed in Note 3C(1), Koor decided that due to the combination of new circumstances created as a result of the aforementioned sale of its holdings, continuation of the consolidation of M-A Industries is not consistent with the economic substance. Therefore, beginning from the first quarter of 2005, the consolidation of M-A Industries in the financial statements of Koor will be discontinued, and the investment therein will be stated by the equity method.

      5. On March 14, 2005, M-A Industries published a prospectus offering employees of M-A Industries and its subsidiaries up to 14,900 thousand stock options exercisable for up to 14,900 ordinary registered shares of par value NIS 1 of M-A Industries.
            Assuming all the options are exercised, the grantees will hold approximately 3.05% of M-A Industries issued and paid share capital. However, the grantees will not be issued the full number of shares underlying the options, but only the number of shares reflecting the monetary benefit implicit in the options.